UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Index	Financial Market Indicators (%)

	2002	2003		2004

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

CDI	4.98	5.68	4.40	3.76
IBOVESPA - Average	30.69	0.04	38.88	(0.42)
USD - Commercial rate	(9.28)	(5.10)	(1.17)	0.67
IGP-M	13.36	6.26	1.49	2.72
IPCA - IBGE	6.56	5.13	1.15	1.85
TJLP	2.41	2.63	2.63	2.41
TR	0.90	1.28	0.69	0.35
	U.S. dollar (closing price - sell)

USD - Commercial rate (in reais)	3.5333	3.3531	2.8892	2.9086

Deposits	Compulsory Deposit Rates (%)

	2002	2003		2004

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Demand deposits (1)	45	60	45	45
Additional (2)	8	8	8	8
Time deposits (3)	15	15	15	15
Additional (2)	8	8	8	8
Savings deposits (4)	20	20	20	20
Additional (2)	10	10	10	10

(1)	Cash deposit - no remuneration.
(2)	Cash deposit - SELIC rate.
(3)	Deposit in Government Securities.
(4)	Cash deposit - Reference Rate (TR) + interest of 6.17% p.a.
N.B. Compulsory rate on demand deposits was 60% from February through August 2003.

Items	Rates and Limits (%)

	2002	2003		2004

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Income tax	25	25	25	25
Social contribution	9	9	9	9
PIS (1)	0.65	0.65	0.65	0.65
COFINS (2)	3	3	4	4
Legal reserve on net income	5	5	5	5
Maximum fixed assets (3)	50	50	50	50
Minimum capital - Basel (4)	11	11	11	11

(1)	The rate applicable to non-financial and similar companies was reduced to 1.65% (non-cumulative PIS) from December 2002.
(2)	The rate applicable to financial and similar companies was increased to 4% in September 2003 and for other companies to 7.60% in February 2004 (non-cumulative COFINS).
(3)	On reference equity.
(4)	Reference equity may not be lower than 11% of weighted assets.

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business which are based on management's current expectations, estimates and projections about future events and financial trends which could affect our business. Words such as: “believes”, “anticipates”, “plans”, “expects”, “intends”, “aims”, “evaluates”, “predicts”, “foresees”, “projects”, “guidelines”, “should” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties which are difficult to predict and which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions which future events may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such forward-looking statements.

Factors which could cause actual results to differ materially include, among others, changes in regional, national and international commercial and economic conditions; inflation rates, increases in customer default and any other delays in credit operations; increases in the allowance for loan loss; loss of funding capacity; loss of clientele or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among others, have an adverse effect on our margins; competition in the banking sector, in financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or ruling; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not place undue reliance on these forward-looking statements. In all cases, these forward-looking statements are valid only as at the date they are made. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or any other motive.

Contents
1 - Analysis of Consolidated Results
•  Profitability
•  Comparative Statement of Income
•  Analysis of the Statement of Income
•  Results by Business Segment
•  Increase in the Main Statement of Income Items
•  Increase in Financial Margin Items plus Exchange Adjustment
•  Analysis of the Adjusted Financial Margin and Average Rates
•  Provision for Loan Losses
•  Commissions and Fees
•  Administrative and Personnel Expenses
•  Human Resources
•  Operating Efficiency
•  Activity-Based Costing

2 - Consolidated Equity Analysis
•  Balance Sheet by Currency and Exchange Exposure
•  Balance Sheet by Maturities
•  Comparative Balance Sheet
•  Equity Analysis
•  Securities
•  Credit Operations
•  Funding
•  Savings Accounts
•  Asset Management

3 - Consolidated Information for the Period and Operating Structure
•  Corporate Organization Chart
•  Administrative Body
•  Risk Ratings
•  Ranking
•  Balance Sheet
•  Statement of Income for the Period
•  Results per share
•  Net Book Value and Market Value
•  Cash Generation
•  Change in Number of Outstanding Shares
•  Performance Ratios
•  Historical Data
•  Other Ratios
•  Added Value
•  Checking Accounts
•  Market Segmentation
•  Retail Bradesco
•  Bradesco Corporate Banking
•  Bradesco Empresas (middle market)
•  Bradesco Private Banking
•  Bradesco Prime
•  Customer Service Network
•  Banco Postal
•  Investments in Infrastructure, Information Technology and Telecommunications
•  Risk Management
•  Bradesco Day and Night Customer Service Channels
•  Cards
•  International Area
•  Capital Market
•  Collection and Tax and Utility Collections
•  Stock, Custody and Controllership Services
•  Banco Finasa S.A.
•  Bradesco Insurance Group
•  Leasing Companies
•  Bradesco Consórcios (consortium purchase plans)
•  Bradesco S.A. - Corretora de Títulos e Valores Mobiliários
•  Bradesco Securities, Inc.
•  Awards
•  Sociocultural Events
•  Fundação Bradesco (The Bradesco Foundation)
•  Statement of Social Responsibility
•  Independent Auditors' Report on Special Review of Supplementary Accounting Information

4 - Consolidated Balance Sheets and Statements of Income - 1999 to 2004
•  Consolidated Balance Sheets
•  Consolidated Statements of Income

5 - Financial Statements, Report of the Fiscal Council and Independent Auditors' Report
•  Directors' Report
•  Balance Sheet
•  Statement of Income
•  Statement of Changes in Financial Position
•  Index to the Notes to the Financial Statements
•  Notes to the Financial Statements
•  Report of the Fiscal Council (Conselho Fiscal)
•  Independent Auditors' Report on Special Review

Cross Reference Index

Certain figures included in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

1 – Analysis of Consolidated Results

Profitability

Bradesco reported first-quarter net income of R$ 609 million, corresponding to R$ 3.85 per share and an annualized return of 19.1% on closing stockholders' equity and 19.3% on average stockholders' equity.

During the period from January 1 through March 31, 2004, net income increased by 19.9%, compared to the same period in 2003.

The return on total assets was 1.5%, annualized.

NET INCOME
(In millions of reais)
1,105
1,740
2,170
2,023
2,306
1999
2000
2001
2002
2003
508
519
564
715
609
1st Qtr.
2nd Qtr.
3rd Qtr.
4th Qtr.
1st Qtr.
2003
2004

RETURN ON
STOCKHOLDERS'
EQUITY (%)
16.3
21.5
22.2
18.7
17.0
1999
2000
2001
2002
2003
18.5
17.6
18.6
22.8
19.1
1st Qtr.
2nd Qtr.
3rd Qtr.
4th Qtr.
1st Qtr.
2003
2004

RETURN ON
ASSETS (%)
1.4
1.8
2.0
1.4
1.3
1999
2000
2001
2002
2003
1.4
1.4
1.4
1.6
1.5
1st Qtr.
2nd Qtr.
3rd Qtr.
4th Qtr.
1st Qtr.
2003
2004

Comparative Statement of Income - In millions of reais

	1st Qtr. 2003	1st Qtr. 2004	% Variation	4th Qtr. 2003	1st Qtr. 2004	% Variation

Income from lending and trading activities	7,078	6,756	(4.5)	7,442	6,756	(9.2)
Credit operations	2,935	3,100	5.6	3,169	3,100	(2.2)
Leasing operations	77	85	10.4	78	85	9.0
Securities	1,791	1,680	(6.2)	2,231	1,680	(24.7)
Financial income on insurance, private pension plans and savings bonds	1,441	1,245	(13.6)	1,412	1,245	(11.8)
Derivative financial instruments	374	196	(47.6)	9	196	2,077.8
Foreign exchange transactions	99	161	62.6	254	161	(36.6)
Compulsory deposits	361	289	(19.9)	289	289	-
Expenses	4,524	3,987	(11.9)	4,251	3,987	(6.2)
Interest and charges on:
Deposits	2,670	2,454	(8.1)	2,605	2,454	(5.8)
Price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds	902	652	(27.7)	701	652	(7.0)
Borrowings and onlendings	141	316	124.1	490	316	(35.5)
Leasing operations	3	4	33.3	3	4	33.3
Provision for loan losses	808	561	(30.6)	452	561	24.1
Income from financial intermediation	2,554	2,769	8.4	3,191	2,769	(13.2)
Other operating income (expenses)	(1,414)	(1,970)	39.3	(2,304)	(1,970)	(14.5)
Commissions and fees	1,017	1,319	29.7	1,275	1,319	3.5
Income from insurance premiums, private pension plans and savings bonds	2,770	3,270	18.1	3,697	3,270	(11.5)
Insurance premiums retained	1,312	1,493	13.8	1,505	1,493	(0.8)
Private pension plan contributions	1,209	1,471	21.7	1,878	1,471	(21.7)
Income on savings bonds	249	306	22.9	314	306	(2.5)
Variation in technical reserves for insurance, pension plans and savings bonds	(988)	(878)	(11.1)	(1,191)	(878)	(26.3)
Variation in technical reserves for insurance	(57)	22	(138.6)	(76)	22	(128.9)
Variation in technical reserves for pension plans	(897)	(850)	(5.2)	(1,037)	(850)	(18.0)
Variation in technical reserves for savings bonds	(34)	(50)	47.1	(78)	(50)	(35.9)
Claims - insurance operations	(972)	(1,232)	26.7	(1,139)	(1,232)	8.2
Savings bond redemptions	(198)	(273)	37.9	(255)	(273)	7.1
Insurance and pension plan selling expenses	(180)	(212)	17.8	(208)	(212)	1.9
Insurance product selling expenses	(155)	(174)	12.3	(169)	(174)	3.0
Pension plan selling expenses	(25)	(38)	52.0	(39)	(38)	(2.6)
Expenses with pension plan benefits and redemptions	(437)	(809)	85.1	(999)	(809)	(19.0)
Personnel expenses	(1,053)	(1,177)	11.8	(1,272)	(1,177)	(7.5)
Other administrative expenses	(1,101)	(1,208)	9.7	(1,328)	(1,208)	(9.0)
Tax expenses	(268)	(336)	25.4	(293)	(336)	14.7
Equity in the earnings of associated companies	(5)	-	-	31	-	-
Other operating income	657	257	(60.9)	224	257	14.7
Other operating expenses	(656)	(691)	5.3	(846)	(691)	(18.3)
Operating income	1,140	799	(29.9)	887	799	(9.9)
Non-operating income	(681)	(11)	(98.4)	(74)	(11)	(85.1)
Income before taxes and profit sharing	459	788	71.7	813	788	(3.1)
Provision for income tax and social contribution	53	(179)	(437.7)	(96)	(179)	86.5
Minority interest in subsidiaries	(4)	-	-	(2)	-	-
Net income	508	609	19.9	715	609	(14.8)
Return on stockholders' equity (%) Annualized	18.5	19.1	-	22.8	19.1	-

Analysis of the Statement of Income - In millions of reais

Income from Credit and Leasing Operations

First Quarter			2003	2004

2003	2004	% Variation	4th Qtr.	1st Qtr.	% Variation

3,009	3,181	5.7	3,244	3,181	(1.9)

This increase in income mainly reflects the increase in the average volume of the credit portfolio, particularly the consumer customer segment which was up by 22.6%, despite falling interest rates in 1Q04 .

			Income was down slightly following the drop in average interest rates for 1Q04.

Results of Securities (TVM) and Derivative Financial Instrument Operations

First Quarter			2003	2004

2003	2004	% Variation	4th Qtr.	1st Qtr.	% Variation

2,165	1,876	(13.3)	2,240	1,876	(16.3)

This variation for the period was due to the decrease in average interest rates, mainly CDI from 5.7% in 1Q03 to 3.8% in 1Q04, partially mitigated by the increase in average volume of the securities portfolio.

			The variation for the quarter was generated by (i) the decrease in average interest rates, particularly CDI from 4.4% in 4Q03 to 3.8% in 1Q04; and (ii) gain on the sale of shares of Latasa in 4Q03.

Financial Income on Insurance, Private Pension Plans and Savings Bonds

First Quarter			2003	2004

2003	2004	% Variation	4th Qtr.	1st Qtr.	% Variation

1,441	1,245	(13.6)	1,412	1,245	(11.8)

The variation for the period was generated by the decrease in average interest rates and partially mitigated by growth in average volume of securities, subject to technical reserves, especially VGBL and PGBL products.

			The variation for the quarter was due to the decrease in the average interest rates in 1Q04.

Results of Foreign Exchange Transactions

First Quarter			2003	2004

2003	2004	% Variation	4th Qtr.	1st Qtr.	% Variation

99	161	62.6	254	161	(36.6)

This account should be analyzed net of foreign funding expenses used to finance import/export operations, as described in Note 13a to the financial statements. Net of these deductions, results would total R$ 98 for 1Q03 and R$ 63 for 1Q04, affected by the decrease in average fx portfolio interest rates.

This account should be analyzed net of foreign funding expenses used to finance import/export operations. Net of these deductions, results would total R$ 130 for 4Q03 and R$ 63 for 1Q04, affected by the decrease in average fx portfolio interest rates in 1Q04.

Results of Compulsory Deposits

First Quarter			2003	2004

2003	2004	% Variation	4th Qtr.	1st Qtr.	% Variation

361	289	(19.9)	289	289	-

The decrease was mainly generated by: (i) decrease in the SELIC rate from 5.7% in 1Q03 to 3.8% in 1Q04, the rate used to remunerate additional compulsory deposits on demand, time and savings deposits; (ii) the decrease in the TR reference rate used to remunerate savings account deposits, from 1.3% in 1Q03 to 0.4% in 1Q04, the rate used to remunerate compulsory deposits on savings deposits; partially offset by: (iii) the increase in the volume of deposits.

			Income remained practically stable for the quarter, affected by: (i) cuts in the SELIC and TR rates in 1Q04; offset by (ii) the increase in the average volume of time deposits.

Interest and Charges on Deposits

First Quarter			2003	2004

2003	2004	% Variation	4th Qtr.	1st Qtr.	% Variation

2,670	2,454	(8.1)	2,605	2,454	(5.8)

The variation reflects, for the most part, less expense with: (i) time deposits - R$ 391; (ii) purchase and sale commitments - R$ 79; (iii) savings deposits - R$ 146, mainly as a result of lower average interest rates in 1Q04, and (iv) partially offset by negative exchange variation of 5.1% in 1Q03 compared to positive exchange variation of 0.7% in 1Q04, particularly impacting securities issued abroad by Bradesco.

The variation was due substantially to less expense for: (i) time deposits - R$ 148; (ii) purchase and sale commitments - R$ 77; (iii) savings deposits - R$ 54, mainly as a result of lower interest rates in 1Q04; and (iv) partially offset by negative exchange variation of 1.2% in 4Q03, compared to positive exchange variation of 0.7% in 1Q04, impacting securities issued abroad by Bradesco.

Price-level Restatement and Interest on Technical Reserves for Insurance, Private Pension Plans and Savings Bonds

First Quarter			2003	2004

2003	2004	% Variation	4th Qtr.	1st Qtr.	% Variation

902	652	(27.7)	701	652	(7.0)

The decrease reflects principally the fall in average interest rates in 1Q04, partially offset by growth in the volume of technical reserves, particularly in VGBL and PGBL products.			This decrease reflects mainly the drop in average interest rates in 1Q04.

Expenses for Borrowings and Onlendings

First Quarter			2003	2004

2003	2004	% Variation	4th Qtr.	1st Qtr.	% Variation

141	316	124.1	490	316	(35.5)

The increase is directly related to negative exchange variation of 5.1% in 1Q03, against positive exchange variation of 0.7% in 1Q04, mainly impacting borrowings and onlendings indexed or denominated in foreign currency, offset by the decrease in average interest rates for the period.

			The variation is mainly due to decreased expense with foreign bankers, as a result of the drop in average interest rates in 1Q04.

Financial Margin

First Quarter			2003	2004

2003	2004	% Variation	4th Qtr.	1st Qtr.	% Variation

3,362	3,330	(1.0)	3,643	3,330	(8.6)

Variation for the period was generated mainly by: (i) decrease in interest income operations - R$ 44, comprised by the increase in average business volume - R$ 419 and the decrease in spread - R$ 463; and by (ii) the increase in non-interest income - R$ 12, derived from gains with securities and treasury transactions.

Variation for the quarter was generated mainly by: (i) decrease in interest income operations - R$ 131, comprised by the increase in business volume - R$ 56 and the decrease in spread - R$ 187; and by (ii) the decrease in non-interest income - R$ 182, derived from increased gains with securities in 4Q03, mainly as a result of the sale of shares of Latasa S.A.

Expenses for Provision for Loan Losses

First Quarter			2003	2004

2003	2004	% Variation	4th Qtr.	1st Qtr.	% Variation

808	561	(30.6)	452	561	24.1

Excluding the additional provisions of R$ 298 and R$ 26, recorded for 1Q03 and for 1Q04, respectively, the slight increase of R$ 25 in this expense is compatible with growth in the credit portfolio for the period.

Excluding the additional provisions of R$ 37 and R$ 26, recorded for 4Q03 and for 1Q04, respectively, there was an extraordinary increase in the provision of R$ 120, reflecting the reclassification of certain customer ratings, including securitizations of rural loans in the amount of R$ 54.

Income on Commissions and Fees

First Quarter			2003	2004

2003	2004	% Variation	4th Qtr.	1st Qtr.	% Variation

1,017	1,319	29.7	1,275	1,319	3.5

Growth for the period is derived from the increase in the average volume of transactions and number of customers, highlighting in particular: (i) fund management - R$ 97; (ii) checking accounts - R$ 69; (iii) cards - R$ 39; and (iv) credit operations - R$ 37.

			Growth for the quarter mainly reflects increased revenues with (i) fund management s - R$ 12 and (ii) cards - R$ 20.

Income from Insurance Premiums, Private Pension Plans and Savings Bonds

First Quarter			2003	2004

2003	2004	% Variation	4th Qtr.	1st Qtr.	% Variation

2,770	3,270	18.1	3,697	3,270	(11.5)

The variation for the period is detailed below:			The variation for the quarter is detailed below:

a) Insurance Premiums Retained

First Quarter			2003	2004

2003	2004	% Variation	4th Qtr.	1st Qtr.	% Variation

1,312	1,493	13.8	1,505	1,493	(0.8)

This increase for the period was mainly derived from growth in sales of Auto and Health products.			The decrease was mainly due to falling Auto and Life product sales.

b) Private Pension Plan Contributions

First Quarter			2003	2004

2003	2004	% Variation	4th Qtr.	1st Qtr.	% Variation

1,209	1,471	21.7	1,878	1,471	(21.7)

This variation was substantially derived from growth in VGBL product sales.			The variation was substantially derived from the improved performance in 4Q03 of PGBL and VGBL product sales, as a result of fourth-quarter seasonality.

c) Income on Savings Bonds

First Quarter			2003	2004

2003	2004	% Variation	4th Qtr.	1st Qtr.	% Variation

249	306	22.9	314	306	(2.5)

This variation reflects the increase in sales and re-investment of bonds maturing during the period.			The variation is partly due to decreased re-investment of bonds matured in 1Q04.

Variation in Technical Reserves for Insurance, Pension Plans and Savings Bonds

First Quarter			2003	2004

2003	2004	% Variation	4th Qtr.	1st Qtr.	% Variation

(988)	(878)	(11.1)	(1,191)	(878)	(26.3)

Details on this variation for the period are presented below:			Details on the variation for the quarter are presented below:

a) Variation in Technical Reserves for Insurance

First Quarter			2003	2004

2003	2004	% Variation	4th Qtr.	1st Qtr.	% Variation

(57)	22	(138.6)	(76)	22	(128.9)

Reserves are directly related to the production of premium in their respective effective periods. The most significant decrease occurred in the Life portfolio.			Reserves are directly related to the production of premium in their respective effective periods. The most significant decrease occurred in the Auto and Life portfolios.

b) Variation in Technical Reserves for Pension Plans

First Quarter			2003	2004

2003	2004	% Variation	4th Qtr.	1st Qtr.	% Variation

(897)	(850)	(5.2)	(1,037)	(850)	(18.0)

This variation was mainly due to a lower volume of PGBL product sales in 1Q04.			This variation was substantially generated by the increase in the volume of VGBL and PGBL product sales, in 4Q03 as a result of fourth quarter seasonality.

c) Variation in Technical Reserves for Savings Bonds

First Quarter			2003	2004

2003	2004	% Variation	4th Qtr.	1st Qtr.	% Variation

(34)	(50)	47.1	(78)	(50)	(35.9)

The variations in technical reserves are directly related to savings bond revenues and redemptions.			The variations in technical reserves are directly related to savings bond revenues and redemptions.

Insurance Claims

First Quarter			2003	2004

2003	2004	% Variation	4th Qtr.	1st Qtr.	% Variation

(972)	(1,232)	26.7	(1,139)	(1,232)	8.2

The increase in expense with claims was due to: (i) increased Health, Auto and Life indemnities; and (ii) the change in methodology for calculating the provision for claims incurred but not reported (IBNR) in the Health line, in compliance with ANS (National Agency for Supplementary Health Insurance) legislation.

			The increase in claims reflects mainly the increase in indemnities in the Health, Life and Auto lines.

Savings Bond Redemptions

First Quarter			2003	2004

2003	2004	% Variation	4th Qtr.	1st Qtr.	% Variation

(198)	(273)	37.9	(255)	(273)	7.1

The variation was due to the increase in customer redemption requests.			The variation was due to the increase in customer redemption requests.

Insurance and Pension Plan Selling Expenses

First Quarter			2003	2004

2003	2004	% Variation	4th Qtr.	1st Qtr.	% Variation

(180)	(212)	17.8	(208)	(212)	1.9

The variation for the period is detailed below:			The variation for the quarter is detailed below:

a) Insurance Product Selling Expenses

First Quarter			2003	2004

2003	2004	% Variation	4th Qtr.	1st Qtr.	% Variation

(155)	(174)	12.3	(169)	(174)	3.0

This increase in these expenses was generated mainly by growing Auto-line sales, maintaining the ratio of sales to premiums consistent with the prior period.			Selling expenses remained practically stable for the quarter with the selling to premium ratio consistent with that for the prior quarter.

b) Pension Plan Selling Expenses

First Quarter			2003	2004

2003	2004	% Variation	4th Qtr.	1st Qtr.	% Variation

(25)	(38)	52.0	(39)	(38)	(2.6)

The increase for the period mainly reflects the growth in VGBL product sales with the selling to premium ratio consistent with that for the prior period.			Selling expenses remained practically stable for the quarter with the selling to premium ratio consistent with that for the prior quarter.

Expenses with Pension Plan Benefits and Redemptions

First Quarter			2003	2004

2003	2004	% Variation	4th Qtr.	1st Qtr.	% Variation

(437)	(809)	85.1	(999)	(809)	(19.0)

The variation was mainly generated by increased private pension plan redemptions and insurance policies as a result of product features, particularly VGBL, which permit redemptions at any time subsequent to the corresponding grace period.

			The decrease was substantially due to decreased private pension plan redemptions as compared to the prior quarter.

Personnel Expenses

First Quarter			2003	2004

2003	2004	% Variation	4th Qtr.	1st Qtr.	% Variation

(1,053)	(1,177)	11.8	(1,272)	(1,177)	(7.5)

The variation for the period was mainly due to: (i) salary increases (12.6%), pursuant to the collective-labor agreement in September/03; and (ii) consolidation of BBV Banco, Zogbi and BEM - R$ 97.

The variation was due mostly to: (i) concentration of vacation pay in the first quarter and adjustments to payroll as a result of the banks acquired; partially offset by (ii) the purchase of BEM and Zogbi - R$ 16.

Other Administrative Expenses

First Quarter			2003	2004

2003	2004	% Variation	4th Qtr.	1st Qtr.	% Variation

(1,101)	(1,208)	9.7	(1,328)	(1,208)	(9.0)

The variation in this expense was mostly due to increased expenses for: (i) consolidation of Banco BBV, Banco Zogbi and Banco BEM - R$ 95; (ii) publicity and advertising - R$ 37; partially offset by less expense for: (iii) depreciation and amortization - R$ 17; and (iv) data processing - R$ 16.

The decrease was mostly due to less expenses for: (i) third-party services - R$ 40; (ii) publicity and advertising - R$ 30; (iii) data processing - R$ 20; (iv)  rents R$ 9 - (v) maintenance and repairs of assets - R$  9; partially offset by (vi)  consolidation of Zogbi and BEM - R$ 20.

Tax Expenses

First Quarter			2003	2004

2003	2004	% Variation	4th Qtr.	1st Qtr.	% Variation

(268)	(336)	25.4	(293)	(336)	14.7

This variation was substantially generated by the increase in expenses for COFINS - R$ 52, as a result of the rise in the calculation basis rate from 3% to 4% in September 2003.

The increase for the quarter reflects substantially increase in expenses for (i) PIS/COFINS - R$ 21, in line with growth in taxable income (ii) CPMF - R$ 11, partly as a result of the payment of interest attributed to own capital in 1Q04, and (iii) ISS - R$ 6, as a result of the increase in the calculation basis during the quarter.

Equity in the Earnings of Associated Companies

First Quarter			2003	2004

2003	2004	% Variation	4th Qtr.	1st Qtr.	% Variation

(5)	-	-	31	-	-

The variation was mainly derived from improved results in associated companies determined in 1Q04 as compared to 1Q03.			The variation was mainly derived from improved results in associated companies determined in 4Q03, mainly in IRB - Brasil Resseguros S.A.

Other Operating Income

First Quarter			2003	2004

2003	2004	% Variation	4th Qtr.	1st Qtr.	% Variation

657	257	(60.9)	224	257	14.7

The variation for the period was mainly generated by: reversal of the provision for exchange variation - R$ 166; and (ii) reversal of other operating provisions of R$ 197, occurred in 1Q03.			The variation for the quarter reflects substantially: (i) increase in financial income - R$ 22; and (ii) recovery of charges and expenses - R$ 5.

Other Operating Expenses

First Quarter			2003	2004

2003	2004	% Variation	4th Qtr.	1st Qtr.	% Variation

(656)	(691)	5.3	(846)	(691)	(18.3)

Expenses remained practically stable for the period with a slight increase in expenses for amortization of goodwill, as a result of the acquisitions of BBV Banco, Zogbi and BEM.			The variation mainly reflects: (i) less operating provisions recorded - R$ 61; (ii) less financial expense - R$ 42 and (iii) less loss with credit operations – R$ 70.

Operating Income

First Quarter			2003	2004

2003	2004	% Variation	4th Qtr.	1st Qtr.	% Variation

1,140	799	(29.9)	887	799	(9.9)

The variation for the period reflects substantially: (i) decrease in other operating income - R$ 400; (ii) increase in personnel and administrative expenses - R$ 231; (iii) decrease in the margin of contribution of insurance, private pension plan and savings bond operations - R$ 129; (iv) increased tax expense - R$ 68; (v) negative variation in financial margin - R$ 32; offset by: (vi) increase in income on commissions and fees - R$ 302; and (vii) less expense with provision for loan losses - R$ 247.

The variation for the quarter mainly reflects: (i) decrease in financial margin - R$ 313; (ii) increased expense with provision for loan losses - R$ 109; offset by: (iii) less personnel and administrative expenses - R$ 215; and (iv) decrease in other operating expenses - R$ 155.

Non-operating Income

First Quarter			2003	2004

2003	2004	% Variation	4th Qtr.	1st Qtr.	% Variation

(681)	(11)	(98.4)	(74)	(11)	(85.1)

The variation is mainly due to extraordinary amortization of goodwill of Banco Mercantil in the amount of R$ 681 in 1Q03.

The variation is mainly due to events in 4Q03, such as: (i) extraordinary amortization of goodwill of Credireal and Baneb - R$ 118; (ii) loss on sale of assets and investments - R$ 63; partially offset by (iii) income determined on auction of Branches - R$ 113.

Income Tax and Social Contribution

First Quarter			2003	2004

2003	2004	% Variation	4th Qtr.	1st Qtr.	% Variation

53	(179)	(437.7)	(96)	(179)	86.5

The variation in income tax and social contribution expense reflects tax charges on pre-tax income, adjusted by additions and exclusions, as described in Note 35 to the financial statements.			The variation in income tax and social contribution expense for the quarter reflects tax charges on pre-tax income, adjusted by additions and exclusions.

Results by Business Segment - In millions of reais

	First Quarter 2004

	Financial		Insurance Group		Other Activities	Amount Eliminated	Total Consolidated

	Local	Foreign	Local	Foreign

Income from financial intermediation	2,067	103	596	-	3	-	2,769
Other operating income (expenses)	(1,713)	(19)	(432)	-	4	-	(2,160)
Commissions and fees	1,171	1	69	-	174	(96)	1,319
Personnel expenses	(1,004)	(6)	(113)	(1)	(53)	-	(1,177)
Other administrative expenses	(1,136)	(15)	(135)	-	(40)	118	(1,208)
Other revenue (expenses)	(744)	1	(253)	1	(77)	(22)	(1,094)
Net income	354	84	164	-	7	-	609

Increase in the Main Statement of Income Items

1Q04 in relation to 1Q03 - In millions of reais

1Q04 in relation to 4Q03 - In millions of reais

(*)
Composition: Premiums and contributions, net of variations in technical reserves for insurance, private pension plans and savings bonds, less claims, redemptions, benefits and commissions, not including financial income on insurance activities and price-level restatement and interest on technical reserves which are included in financial margin.

Increase in Financial Margin Items plus Exchange Adjustment

1Q04 in relation to 1Q03 - In millions of reais

1Q04 in relation to 4Q03 - In millions of reais

(1)	Includes income on credit operations + income on leasing operations + income on adjusted foreign exchange transactions (Note 13a).
(2)
Includes interest and charges on deposits, excluding expenses for purchase and sale commitments + expenses + expenses for borrowings and onlendings + income on compulsory deposits + adjustments to income on foreign exchange transactions (Note 13a).

(3)
Includes income on securities transactions, less expenses with purchase and sale commitments + financial + financial income on insurance, private pension plans and savings bonds + income on derivative financial instruments + adjustments to income on foreign exchange transactions (Note 13a).

(4)	Includes price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds.

Analysis of the Adjusted Financial Margin and Average Rates

Credit Operations x Income

In millions of reais	1st Qtr.	4th Qtr.	1st Qtr.
	2003	2003	2004

Credit operations	42,489	45,180	46,358
Leasing operations	1,511	1,430	1,398
Advances on foreign exchange contracts	5,607	6,175	6,124
1 - Total - Average balance (quarterly)	49,607	52,785	53,880
2 - Income (*)	3,087	3,249	3,204
3 - Average return annualized exponentially (2/1)	27.3%	27.0%	26.0%
(*) Includes income from credit operations, net results from leasing operations and adjusted results on foreign exchange transactions.

Securities x Income on Security Transactions

In millions of reais	1st Qtr.	4th Qtr.	1st Qtr.
	2003	2003	2004

Securities	35,717	50,855	53,475
Interbank investments	22,442	30,141	25,478
Subject to repurchase agreements	(15,178)	(27,931)	(23,938)
Derivative financial instruments	(458)	(192)	(196)
4 - Total - Average balance (quarterly)	42,523	52,873	54,819
5 - Income on security transactions (net of expenses for repurchase agreements) (*)	2,588	2,631	2,176
6 - Average rate annualized exponentially (5/4)	26.7%	21.4%	16.8%
(*) Includes financial income on insurance, private pension plans, savings bonds, derivative financial instruments and foreign exchange adjustments (Note 13a).

Total Assets x Income from Financial Intermediation

In millions of reais	1st Qtr.	4th Qtr.	1st Qtr.
	2003	2003	2004

7 - Total assets - Average balance (quarterly)	143,892	170,231	168,532
8 - Income from financial intermediation	7,078	7,442	6,756
9 - Average rate annualized exponentially (8/7)	21.2%	18.7%	17.0%

Funding x Expenses

In millions of reais	1st Qtr.	4th Qtr.	1st Qtr.
	2003	2003	2004

Deposits	55,617	58,180	58,605
Funds from acceptance and issuance of securities	4,050	7,376	6,704
Interbank and interdepartmental accounts	1,884	1,893	1,746
Subordinated debt	3,356	4,238	5,068
10 - Total funding - average balance (quarterly)	64,907	71,687	72,123
11 - Expenses (*)	1,292	1,285	1,228
12 - Average rate annualized exponentially (11/10)	8.2%	7.4%	7.0%
(*) Funding expenses without repurchase agreements less income on compulsory deposits and foreign exchange adjustments (Note 13a).

Technical Reserves for Insurance, Private Pension Plans and Savings Bonds x Expenses

In millions of reais	1st Qtr.	4th Qtr.	1st Qtr.
	2003	2003	2004

13 - Technical reserves for insurance, private pension plans and savings bonds - Average balance (quarterly)	20,103	25,435	27,178
14 - Expenses (*)	902	701	652
15 - Average rate annualized exponentially (14/13)	19.2%	11.5%	10.0%
(*) Price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds.

Borrowings and Onlendings (Local and Foreign) x Expenses

In millions of reais	1st Qtr.	4th Qtr.	1st Qtr.
	2003	2003	2004

Borrowings	9,410	7,673	7,510
Onlendings	6,924	7,318	7,795
16 - Total borrowings and onlendings - Average balance (quarterly)	16,334	14,991	15,305
17 - Expenses for borrowings and onlendings (*)	118	249	169
18 - Average rate annualized exponentially (17/16)	2.9%	6.8%	4.5%
(*) Includes foreign exchange adjustments (Note 13a).

Total Assets x Financial Margin

In millions of reais	1st Qtr.	4th Qtr.	1st Qtr.
	2003	2003	2004

19 - Total assets - Average balance (quarterly)	143,892	170,231	168,532
20 - Financial margin (*)	3,362	3,643	3,330
21 - Average rate annualized exponentially (20/19)	9.7%	8.8%	8.1%
(*) Income from financial intermediation excluding provision for loan losses (PDD).

Financial Market Indicators

Analysis of Financial Margin

Banco Bradesco’s consolidated financial margin (before PDD) totaled R$ 3,330 million for the first quarter of 2004 (1Q04), as compared to R$ 3,362 million for the same period in 2003 and R$ 3,643 million for the final quarter of 2003, decreases of 1.0% and 8.6%, respectively.

The average financial margin rate, which reflects financial margin (without PDD) in comparison to the average balance of total assets was 8.1% annualized, with a negative variation of 0.7% compared to the prior quarter and down by 1.6 percentage points compared to the same quarter in 2003.

However, we stress that the variation in financial margin in 1Q04 is due to the decrease in interest income operations of R$ 132 million, comprising a decrease of R$ 187 million in spread for the quarter, offset by gains of R$ 55 million, corresponding to the increase in the average volume of business.

Another factor which affected the quarterly financial margin was the decrease of R$ 181 million in non-interest income, which mainly comprises treasury and securities’ transactions, as compared to 4Q03, mostly as a result of the sale of our stake in Latasa S.A. through which we determined gains of R$ 195 million.

The economic scenario, influenced by falling interest rates, was an important factor contributing to the slight decrease in financial margin, considering that in 1Q03, the SELIC rate was 5.7%, compared to 4.4% in 4Q03 and 3.8% in 1Q04. This variation affects mainly results derived from working capital, floating funds and investments of insurance, private pension plan and savings bond operations.

In terms of business volume, always strictly related to economic activity, we noted that the economic recovery remained moderate throughout 1Q04, and this stability plus seasonal effects prompted a slight increase in volume, with a positive affect on financial margin.

The only modest increase in credit operations and fall in spreads were partially offset by the increase in the share of consumer customers in the total portfolio. This share which was 28.8% of total credits at December 31, 2003, grew to 30% at March 31, 2004, reflecting Bradesco’s strategy in the ongoing expansion of this market segment.

Income on financial intermediation of insurance, private pension plans and savings bonds grew by 10% in 1Q04 compared to the same period in the prior year. This growth includes the effects of falling interest rates, however the negative effect was offset by a substantial increase in volume, since technical reserves for insurance, private pension plans and savings bonds totaled an average balance of R$ 27,178 million in 1Q04, a growth rate of 35.2% as compared to the same quarter in 2003, following the increase in sales of Insurance Group products.

Emphasis should also be given to demand and savings deposits, which together totaled an average balance of R$ 34,792 million, an increase of 3.6% compared to 4Q03 and of 6.6% compared to the same period in 2003. These increases demonstrate the strengthening of Bradesco’s customer base, not only through recent acquisitions but also as a result of organic growth, especially through the efforts of the Customer Service Network to secure new checking account holders and contributing to an increase of 931 thousand customers between December 31, 2003 and March 31, 2004.

Provision for Loan Losses

Movement of Allowance for Loan Losses

	In millions of reais

	2003		2004	Variation

	1st Qtr.	4th Qtr.	1st Qtr.	1st Qtr./04 1st Qtr./03	1st Qtr./04 1st Qtr./03

Credit portfolio	49,655	54,336	54,894	10.6	1.0
Opening balance	3,665	4,151	4,059	10.8	(2.2)
Amount recorded for the period	808	451	561	(30.6)	24.1
Amount written off for the period	(571)	(543)	(505)	(11.6)	(7.0)
Balance derived from acquired institutions	-	-	77	-	-
Closing balance	3,902	4,059	4,192	7.4	3.3
Specific provision	1,944	1,816	1,924	(1.0)	5.9
Generic provision	1,156	1,384	1,384	19.7	-
Additional provision	802	859	884	10.2	2.9
Credit recoveries	96	160	106	10.4	(33.7)

Allowance for Loan Losses (PDD) on Credit and Leasing Operations

	In millions of reais

	December				2003				2004

	1999	2000	2001	2002	March	June	September	December	March

Allowance for loan losses - PDD (A)	1,908	2,507	2,941	3,665	3,902	4,109	4,151	4,059	4,192
Credit operations (B)	27,559	38,872	44,444	50,801	49,655	53,048	52,776	54,336	54,894
PDD on credit operations (A/B)	6.9%	6.5%	6.6%	7.2%	7.9%	7.7%	7.9%	7.5%	7.6%

Ratio of PDD Coverage to Abnormal Course Credits (D to H)

	In millions of reais

	2002	2003		2004

	December	March	December	March

Total provisions (1)	3,665	3,902	4,059	4,192
Abnormal course credits (D to H) (2)	2,676	2,742	2,633	2,724
PDD coverage ratio (1/2)	136.9%	142.3%	154.2%	153.9%

Commissions and Fees

	In millions of reais

	2002	2003		2004

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Checking account	237	245	310	314
Cards	180	201	220	240
Fund management	102	110	195	207
Collection	147	139	155	150
Credit operations	113	129	160	166
Interbank charges	67	63	68	63
Collection of taxes	43	45	48	50
Custody and brokerage services	9	8	11	14
Other	93	77	108	115
Total	991	1,017	1,275	1,319

Administrative and Personnel Expenses

	In millions of reais

	2002	2003		2004

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Third-party services	184	176	231	196
Communications	152	149	171	162
Depreciation and amortization	115	128	127	123
Publicity and advertising	87	69	139	110
Transport	74	80	99	94
Financial system services	86	84	97	97
Rents	61	67	82	75
Leasing	69	68	70	77
Data processing	59	60	75	58
Maintenance and repairs	55	53	68	60
Materials	39	40	43	38
Water, electricity and gas	25	28	32	34
Travel	16	14	18	14
Other	89	85	76	70
Administrative expenses	1,111	1,101	1,328	1,208
Remuneration	540	524	646	614
Benefits	186	201	258	236
Social charges	195	185	244	227
Employee profit sharing	40	42	43	45
Training	14	10	15	10
Other	72	91	66	45
Personnel expenses	1,047	1,053	1,272	1,177
Total	2,158	2,154	2,600	2,385

Human Resources

At March 31, 2004, Bradesco’s employees, including staff at the subsidiaries, totaled 76,190. The increase compared with December 2003 was generated mainly by the acquisition of Banco BEM and Banco Zogbi in February 2004. The following table presents the growth in the Bradesco headcount:

	December						March

	1998	1999	2000	2001	2002	2003	2004

Banco Bradesco	47,233	47,521	49,177	51,633	53,732	59,430	63,362
Subsidiaries	7,501	7,301	6,575	6,943	8,729	9,407	10,649
Subtotal Bradesco	54,734	54,822	55,752	58,576	62,461	68,837	74,011
Banco BCN	5,024	4,784	4,780	5,857	6,105	5,203	-
Subsidiaries	1,408	1,099	1,172	1,280	1,504	1,741	-
Subtotal BCN	6,432	5,883	5,952	7,137	7,609	6,944	-
Banco Baneb	-	2,756	2,514	-	-	-	-
Subsidiaries	-	50	-	-	-	-	-
Subtotal Baneb	-	2,806	2,514	-	-	-	-
Banco Boavista	-	-	1,564	-	-	-	-
Subsidiaries	-	-	22	-	-	-	-
Subtotal Boavista	-	-	1,586	-	-	-	-
Banco Mercantil	-	-	-	-	3,970	-	-
Subsidiaries	-	-	-	-	353	-	-
Subtotal Mercantil	-	-	-	-	4,323	-	-
Total not including
Zogbi/BEM	61,166	63,511	65,804	65,713	74,393	75,781	74,011
Banco BEM	-	-	-	-	-	-	502
Subsidiaries	-	-	-	-	-	-	80
Subtotal BEM	-	-	-	-	-	-	582
Banco Zogbi	-	-	-	-	-	-	83
Subsidiaries	-	-	-	-	-	-	1,514
Subtotal Zogbi	-	-	-	-	-	-	1,597
Total	61,166	63,511	65,804	65,713	74,393	75,781	76,190

Employee benefits offered by Bradesco include, among others, health insurance and dental care, as well as a supplementary retirement pension plan.

Human Resources - March 2004

By Age		By Gender		By Educational Background		By Years of Service with Bradesco		By Managerial Position

Younger than 30	44%			High School	32%	Less than 5 years	41%
From 31 to 40	39%	Men	54%	University	67%	From 6 to 10 years	11%	Non-managerial	47%
From 41 to 50	15%	Women	46%	Other	1%	From 11 to 20 Years	38%	Managerial	53%
Older than 50	2%					More than 20 Years	10%
Personnel Expenses

Bradesco’s accumulated personnel expenses totaled R$ 1,177 million for the first quarter of 2004, including expenses for remuneration, social charges, benefits, training, employee profit sharing and others.

The following pie graph presents the percentage share of each item in relation to total Bradesco personnel expenditure:

Composition of Personnel Expenses - 1st Quarter 2004

Personnel Expenses by Business Segment - 1st Quarter 2004

Training

Bradesco’s staff training activities are tuned to its organizational strategies, to the ongoing improvement of its customer service quality and to its capacity to produce results and are developed by its Training Department, which is ISO 9001:2000 certified.

Accordingly, the Training Program uses tailor-made methodologies, offering in-class or distance self-development training courses/initiatives to all of its staff, designed to meet both their professional and personal development needs.

The most innovative of these training methodologies, permitting the rapid inclusion of a considerable number of employees, is the ‘TreiNet’, online training program which was used for the period from January to March 2004 with 29,773 employee participations for courses in Integration and Basic Banking, Financial Math, Business Accounting and Balance Sheet Analysis, Financial Market and Investments, Loans and Financing, Business Support Platforms, Convenience Services, Internal Control Systems, Savings Bonds, Vida e Previdência pension plans, Teller Training, Written Communication and Performance Management and Decision-making Support (GDAD), Auto-line Insurance and Money Laundering Prevention and Reference Files.

Through the important partnerships entered into with Consulting Firms, Universities and Business Schools, such as USP, FGV and IBMEC, the Bank qualifies its professional staff to operate in the Organization’s diverse specialist segments, such as Bradesco Empresas (Middle Market), Corporate Banking, Private Banking, Prime and Consortium.

The specialization courses offered at post-graduate level should be given particular emphasis. Three groups have now concluded their studies in Business Process Management, Foreign Trade and International Operations and Banking Business and another two groups are taking the Banking Business course. These courses are given by the prestigious FIA, FIPE and FGV universities.

Bradesco’s compliance culture was also strengthened through distance learning courses, via manuals and TreiNet programs available to all the Organization’s employees.

Following the incorporation of Banco BCN in February 2004, additional training courses on products, services, operating systems and customer service were given with 1,045 employee participations.

During the period from January to March 2004, 332 courses were given, in 2,831 groups, with 51,409 employee participations and a total of 1,129,123 hours spent in training, as well as investments of R$ 10 million.

Increase in Employee Training Participation Thousand Participations

Total Amount Invested in Training - In millions of reais

Operating Efficiency

	In millions of reais

	Year					March

	1999	2000	2001	2002	2003	2004 (*)

Personnel expenses	2,784	3,221	3,549	4,076	4,779	4,903
Employee profit sharing	(104)	(112)	(160)	(140)	(171)	(174)
Other administrative expenses	2,567	2,978	3,436	4,028	4,815	4,922
Total (1)	5,247	6,087	6,825	7,964	9,423	9,651
Financial margin = Gross income from financial intermediation less PDD	7,494	7,839	10,109	11,472	12,778	12,746
Commissions and fees	2,100	3,043	3,473	3,712	4,557	4,859
Income from insurance premiums, private pension plans and savings bonds	5,975	6,920	8,959	10,135	12,495	12,995
Variation in technical reserves for insurance pension plans and saving bonds	(2,342)	(3,001)	(3,492)	(2,785)	(3,811)	(3,701)
Claims - insurance operations and savings bond redemptions	(2,844)	(2,866)	(3,996)	(4,336)	(5,279)	(5,614)
Insurance and pension plan selling expenses	(635)	(645)	(689)	(667)	(762)	(794)
Expenses with pension plan benefits and redemptions	(558)	(913)	(1,370)	(1,689)	(2,792)	(3,164)
Equity in the earnings of associated companies	127	156	71	65	5	10
Other operating expenses	(1,296)	(1,376)	(1,831)	(3,148)	(2,659)	(2,694)
Other operating income	1,070	903	1,326	1,321	2,119	1,719
Total (2)	9,091	10,060	12,560	14,080	16,651	16,362
Efficiency ratio (%) = (1/2)	57.7	60.5	54.3	56.6	56.6	59.0
(*) Amounts accumulated over prior 12-month period.

Operating Efficiency Ratio (%)

The operating efficiency impairment from 56.6% to 59.0% reflects acquisitions made over the prior 12-month period (BBV Banco, Zogbi and BEM).

We stress that the synergy process relating to the acquisitions made in recent years is still in progress and can be verified by the improvement in the ratio over the prior 3 quarters from 61.3% in 3Q03 to 57.3% in 1Q04.

Activity-Based Costing

As part of the Organization’s ongoing pursuit to optimize its results and performance, our cost management model will be supported by Activity-Based Costing (ABC) methodology which has already provided, among others, support for studies relating to the formation and negotiation of banking charges, costing information for performance and decision-making support management and for customer profitability purposes, and for the formation of a database for analyses regarding the unification and rationalization of the Bank’s different units.

The Organization is currently implementing ABM (Activity-Based Management) methodology which will rapidly lead to cost prevention practices and a pro-active approach as regards the identification of opportunities. Thus, at the same time as we improve our processes, we are also able to seamlessly integrate operating performance with strategic objectives, in the pursuit to create and/or sustain competitive advantages and value for both our customers and stockholders.

Accordingly, the future mission of the activity-based management model is to provide ongoing support for planning and controlling the Bank’s business processes and to promote the permanent improvement of operating and tactical issues and to provide a firm basis for their strategic gearing.

2 - Consolidated Equity Analysis

Balance Sheet by Currency and Exchange Exposure at March 31, 2004 - In millions of reais

ASSETS	Balance Sheet	Currency
		Local	Foreign (1)

Current and long-term receivables	155,590	126,885	28,705
Funds available	2,285	1,757	528
Interbank investments	19,232	14,985	4,247
Securities and derivative financial instruments	53,152	44,026	9,126
Interbank and interdepartmental accounts	12,883	12,875	8
Credit and leasing operations	44,120	37,479	6,641
Other receivables and assets	23,918	15,763	8,155
Permanent assets	5,381	5,018	363
Investments	847	488	359
Property and equipment in use and leased assets	2,377	2,374	3
Deferred charges	2,157	2,156	1
Total assets	160,971	131,903	29,068

LIABILITIES
Current and long-term liabilities	147,251	121,241	26,010
Deposits	59,186	54,063	5,123
Deposits received under security repurchase agreements	15,084	14,214	870
Funds from acceptance and issuance of securities	6,561	1,088	5,473
Interbank and interdepartmental accounts	1,180	399	781
Borrowings and onlendings	15,816	7,380	8,436
Derivative financial instruments	339	338	1
Technical reserves for insurance, savings bonds and private pension plans	27,947	27,920	27
Other liabilities
- Subordinated debt	5,141	2,794	2,347
- Other	15,997	13,045	2,952
Deferred income	27	27	-
Minority interest in subsidiaries	68	68	-
Stockholders' equity	13,625	13,625	-
Total	160,971	134,961	26,010
Net position of assets and liabilities			3,058
Net position of derivatives (2)			(2,622)
Other memorandum accounts, net (3)			(495)
Net exchange position (liability)			(59)

(1)	Amounts expressed and/or indexed mainly in USD.
(2)	Excluding derivative operations maturing in D +1, to be settled in currency at March 31, 2004 price levels.
(3)	Leasing commitments and others are controlled in memorandum accounts

Balance Sheet by Maturity at March 31, 2004 - In millions of reais

ASSETS	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Indeterminate	Total

Current assets and long-term receivables	94,109	16,414	9,726	35,341	-	155,590
Funds available	2,285	-	-	-	-	2,285
Interbank investments	17,747	808	205	472	-	19,232
Securities and derivative financial instruments(1)	38,931	970	1,645	11,606	-	53,152
Interbank and interdepartmental accounts	12,595	7	8	273	-	12,883
Credit and leasing operations	8,642	14,015	5,960	15,503	-	44,120
Other receivables and assets	13,909	614	1,908	7,487	-	23,918
Permanent assets	60	298	358	3,201	1,464	5,381
Investments	-	-	-	-	847	847
Property and equipment in use and leased assets	21	104	125	1,510	617	2,377
Deferred charges	39	194	233	1,691	-	2,157
Total	94,169	16,712	10,084	38,542	1,464	160,971

LIABILITIES
Current and long-term liabilities	69,749	11,232	8,346	57,924	-	147,251
Deposits(2)	39,011	3,596	2,702	13,877	-	59,186
Deposits received under security repurchase agreements	13,416	49	209	1,410	-	15,084
Funds from the acceptance and issuance of securities	322	1,847	1,861	2,531	-	6,561
Interbank and interdepartmental accounts	1,180	-	-	-	-	1,180
Borrowings and onlendings	2,249	4,577	2,639	6,351	-	15,816
Derivative financial instruments	308	6	2	23	-	339
Technical reserves for insurance, private pension plans and savings bonds	2,453	647	241	24,606	-	27,947
Other liabilities:
- Subordinated debt	107	4	-	5,030	-	5,141
- Other	10,703	506	692	4,096	-	15,997
Deferred income	27	-	-	-	-	27
Minority interest in subsidiaries	-	-	-	-	68	68
Stockholders' equity	-	-	-	-	13,625	13,625
Total	69,776	11,232	8,346	57,924	13,693	160,971
Accumulated net assets	24,393	29,873	31,611	12,229	-	-

(1)	Investment fund applications are classified as up to 30 days.
(2)	Demand and savings account deposits are classified as up to 30 days without considering average historical turnover.

Comparative Balance Sheet - In millions of reais

ASSETS	March 2003	March 2004	% Variation	December 2003	March 2004	% Variation

Current assets and long-term receivables	140,132	155,590	11.0	171,142	155,590	(9.1)
Funds available	3,718	2,285	(38.5)	2,448	2,285	(6.7)
Interbank investments	23,411	19,232	(17.8)	31,724	19,232	(39.4)
Securities and derivative financial instruments	34,430	53,152	54.4	53,805	53,152	(1.2)
Interbank and interdepartmental accounts	15,059	12,883	(14.4)	14,528	12,883	(11.3)
Restricted deposits:
Brazilian Central Bank	13,620	12,422	(8.8)	13,580	12,422	(8.5)
Other	1,439	461	(68.0)	948	461	(51.4)
Credit and leasing operations	39,582	44,120	11.5	43,469	44,120	1.5
Credit and leasing operations	43,322	48,136	11.1	47,376	48,136	1.6
Allowance for loan and leasing losses	(3,740)	(4,016)	7.4	(3,907)	(4,016)	2.8
Other receivables and assets	23,932	23,918	(0.1)	25,168	23,918	(5.0)
Foreign exchange portfolio	12,127	9,542	(21.3)	11,103	9,542	(14.1)
Other receivables and assets	11,967	14,552	21.6	14,217	14,552	2.4
Allowance for losses	(162)	(176)	8.6	(152)	(176)	15.8
Permanent assets	4,868	5,381	10.5	4,956	5,381	8.6
Investments	483	847	75.4	862	847	(1.7)
Property and equipment in use and leased assets	2,538	2,377	(6.3)	2,326	2,377	2.2
Deferred charges	1,847	2,157	16.8	1,768	2,157	22.0
Deferred charges	561	534	(4.8)	552	534	(3.3)
Goodwill on acquisition of subsidiaries, net of amortization	1,286	1,623	26.2	1,216	1,623	33.5
Total	145,000	160,971	11.0	176,098	160,971	(8.6)

LIABILITIES
Current and long-term liabilities	133,153	147,251	10.6	162,406	147,251	(9.3)
Deposits	54,871	59,186	7.9	58,024	59,186	2.0
Demand deposits	10,964	12,605	15.0	12,909	12,605	(2.4)
Savings deposits	20,236	21,929	8.4	22,140	21,929	(1.0)
Interbank deposits	40	63	57.5	32	63	96.9
Time deposits	23,631	24,589	4.1	22,943	24,589	7.2
Deposits received under security repurchase agreements	14,342	15,084	5.2	32,793	15,084	(54.0)
Funds from acceptance and issuance of securities	4,963	6,561	32.2	6,847	6,561	(4.2)
Securities issued abroad	4,365	5,472	25.4	5,809	5,472	(5.8)
Other resources	598	1,089	82.1	1,038	1,089	4.9
Interbank and interdepartmental accounts	1,823	1,180	(35.3)	2,311	1,180	(48.9)
Borrowings and onlendings	16,229	15,816	(2.5)	14,795	15,816	6.9
Borrowings	9,429	7,797	(17.3)	7,224	7,797	7.9
Onlendings	6,800	8,019	17.9	7,571	8,019	5.9
Derivative financial instruments	340	339	(0.3)	52	339	551.9
Technical reserves for insurance, private pension plans and savings bonds	21,050	27,947	32.8	26,409	27,947	5.8
Other liabilities	19,535	21,138	8.2	21,175	21,138	(0.2)
Foreign exchange portfolio	6,558	4,546	(30.7)	5,119	4,546	(11.2)
Taxes and social security contributions, social and statutory payables	4,200	4,633	10.3	5,633	4,633	(17.8)
Subordinated debt	3,391	5,141	51.6	4,995	5,141	2.9
Sundry	5,386	6,818	26.6	5,428	6,818	25.6
Deferred income	26	27	3.8	32	27	(15.6)
Minority interest in subsidiaries	113	68	(39.8)	113	68	(39.8)
Stockholders’ equity	11,708	13,625	16.4	13,547	13,625	0.6
Total	145,000	160,971	11.0	176,098	160,971	(8.6)

Equity Analysis - In millions of reais

Funds Available

March			Quarter ended

2003	2004	% Variarion	December/2003	March/2004	% Variarion

3,718	2,285	(38.5)	2,448	2,285	(6.7)

The variation for the period from March/03 to March/04 mainly reflects the decrease of R$ 1,742 in the volume of foreign currency cash funds.			The variation for 1Q04 reflects substantially the decrease of R$ 119 in the volume of local currency cash funds.

Interbank Investments

March			Quarter ended

2003	2004	% Variarion	December/2003	March/2004	% Variarion

23,411	19,232	(17.8)	31,724	19,232	(39.4)

The variation in this account balance for the period reflects for the most part: (i) the decrease in the own portfolio position of open market investments, down by R$ 5,217, partially offset by (ii) the increase in interbank investments up by R$ 1,550.

The variation in the balance for 1Q04 mostly reflects the decrease in open market investments down by: (i) R$ 4,936 - own position; (ii) by R$ 4,880 - third-party position and (iii) by R$ 3,135 in unrestricted notes.

Securities (TVM) and Derivative Financial Instruments

March			Quarter ended

2003	2004	% Variarion	December/2003	March/2004	% Variarion

34,430	53,152	54.4	53,805	53,152	(1.2)

The variation reflects in particular: (i) additional funds derived from the increase in funding, particularly technical reserves and issuance of securities (subordinated and securitized debt); (ii) the consolidation of BBV Banco; (iii) adjustment to securities; partially mitigated by: (iv) redemption/maturity of securities during the period; and (v) by negative exchange variation of 13.3% for the period.

			The variation mainly reflects redemption/maturity of notes; partially mitigated by the adjustment of securities during the quarter.

Interbank and Interdepartmental Accounts

March			Quarter ended

2003	2004	% Variarion	December/2003	March/2004	% Variarion

15,059	12,883	(14.4)	14,528	12,883	(11.3)

The variation reflects mainly the decrease in compulsory Brazilian Central Bank (BACEN) deposits, as a result of: (i) the decrease in the compulsory deposit rate on demand deposits of 60% in March/03 to 45% in March/04, partially offset by: (ii) the increase in the average volume of demand and savings deposits for the period.

			The variation reflects mostly the decrease in compulsory BACEN deposits, as a result of the decrease in the average volume of demand deposits for the quarter.

Credit and Leasing Operations

March			Quarter ended

2003	2004	% Variarion	December/2003	March/2004	% Variarion

49,655	54,894	10.6	54,336	54,894	1.0

The variation in the credit portfolio for the period reflects especially: (i) consolidation of BBV Banco, Zogbi and BEM - R$ 4,526; and (ii) contract adjustments; and was partially offset by: (iii) contract settlements; and (iv) negative exchange variation of 13.3%, for the period, affecting foreign currency indexed or denominated contracts;
N.B. Includes advances on foreign exchange contracts and other receivables and does not include the allowance for loan losses, as described in Note 12 to the financial statements.

The variation in the credit portfolio for the quarter mainly reflects: (i) contract adjustments (ii) consolidation of Banco Zogbi and Banco BEM - R$ 541; and was partially offset by: (iii) contract settlements during the quarter. N.B. Includes advances on foreign exchange contracts and other receivables and does not include the allowance for loan losses.

Allowance for Loan Losses (PDD)

March			Quarter ended

2003	2004	% Variarion	December/2003	March/2004	% Variarion

3,902	4,192	7.4	4,059	4,192	3.3

During the period, this account includes: (i) allowance for loan losses (PDD) - R$ 2,203 (R$ 82 of excess provision); (ii) balances incorporated from BBV Banco, Zogbi and BEM - R$ 249; and (iii) amounts written off - R$ 2,156, as described in Note 12g to the financial statements. Total allowance on the abnormal course credit portfolio, rated from D to H, increased from 142.3% in March/03 to 153.9% in March/04.

Total PDD on the credit portfolio increased from 7.5% in 4Q03 to 7.6% in 1Q04, as a result of amounts recorded - R$ 561, incorporation of the balances of Zogbi and BEM – R$77, offset by amounts written off - R$ 505. Moreover, the total allowance on abnormal course credit portfolio, rated from D to H, increased from 154.2% in 4Q03 to 153.9% in 1Q04.

Other Receivables and Assets

March			Quarter ended

2003	2004	% Variarion	December/2003	March/2004	% Variarion

23,494	23,402	(0.4)	24,543	23,402	(4.6)

The variation is mainly due to: (i) negative exchange variation of 13.3% for the period, affecting fx contracts; and was offset by: (ii) consolidation of BBV Banco.
N.B. This total is less (net of corresponding PDD) an amount of R$ 438 in March/03 and R$ 516 in March/04, allocated to the “Credit and leasing operations” and “Allowance for loan losses” accounts.

The variation is mostly due to the decrease in the average volume of the fx portfolio. N.B. This total is less (net of corresponding PDD) of an amount of R$ 625 in 4Q03 and of R$ 516 in 1Q04, allocated to the “Credit and leasing operations” and “Allowance for loan losses” accounts.

Permanent Assets

March			Quarter ended

2003	2004	% Variarion	December/2003	March/2004	% Variarion

4,868	5,381	10.5	4,956	5,381	8.6

The increase for the period was mainly derived from: (i) consolidation of BBV Banco; (ii) goodwill determined on the acquisition of BBV Banco, Zogbi and BEM; (iii) transfer of investment in Banco Espírito Santo (BES) from current to permanent assets, partially offset by: (iv) sale of property (Branches) by auction; and (v) amortization of goodwill in subsidiary companies.

			The variation for the quarter was particularly due to goodwill determined on the acquisition of Zogbi and BEM in the amount of R$ 434.

Deposits

March			Quarter ended

2003	2004	% Variarion	December/2003	March/2004	% Variarion

54,871	59,186	7.9	58,024	59,186	2.0

The increase for the period in this account balance reflects mainly: (i) growth in the volume savings account deposits – R$ 1,692; (ii) increase in the volume of demand deposits – R$ 1,641; and (iii) consolidation of BBV Banco.

The variation in this balance for the quarter was mainly due to: (i) increase in the volume of time deposits – R$ 1,646; partially offset by (ii) a decrease in the volume of demand deposits - R$ 304 and savings deposits – R$ 212.

Deposits Received Under Security Repurchase Agreements

March			Quarter ended

2003	2004	% Variarion	December/2003	March/2004	% Variarion

14,342	15,084	5.2	32,793	15,084	(54.0)

The growth in this account balance for the period was due mostly to: (i) an increase in the own portfolio – R$ 1,330 which was partially offset by: (ii) a decrease in third-party portfolio – R$ 496. N.B. Includes investment fund and managed portfolio resources invested in purchase and sale commitments with Banco Bradesco, the investors in which are subsidiary companies included in the consolidated financial statements in the amounts of R$ 8,374 (March/03) and R$ 8,108 (March/04).

The variation in this balance for the quarter was substantially due to: (i) decrease in own portfolio – R$ 4,055; (ii) decrease in third-party portfolio – R$ 5,081; and (iii) decrease in the unrestricted securities portfolio – R$ 8,573.
N.B. Includes investment fund and managed portfolio resources invested in purchase and sale commitments with Banco Bradesco, the investors in which are subsidiary companies included in the consolidated financial statements in the amount of R$ 11,512 (December/03) and R$ 8,108 (March/04).

Funds from Acceptance and Issuance of Securities

March			Quarter ended

2003	2004	% Variarion	December/2003	March/2004	% Variarion

4,963	6,561	32.2	6,847	6,561	(4.2)

This increase mainly reflects: (i) new securities issued abroad (securitization of the future flows of payment orders and credit card bills), net of payments; (ii) consolidation of BBV Banco; partially offset by: (iii) negative exchange variation of 13.3% for the period.

			This variation reflects, for the most part, redemption of securities issued abroad (eurobonds and euronotes) matured and not renewed in 1Q04.

Interbank and Interdepartmental Accounts

March			Quarter ended

2003	2004	% Variarion	December/2003	March/2004	% Variarion

1,823	1,180	(35.3)	2,311	1,180	(48.9)

The variation was mainly generated by a lower volume of collection and money orders in March/04 as compared to March/03.			The variation was generated mostly by a larger volume of collection and money orders in 4Q03, as a result of the increased economic activity during the period.

Borrowings and Onlendings

March			Quarter ended

2003	2004	% Variarion	December/2003	March/2004	% Variarion

16,229	15,816	(2.5)	14,795	15,816	6.9

The decrease mainly reflects: (i) negative exchange variation of 13.3% for the period; (ii) the settlement of a portion of transactions indexed and/or denominated in foreign currency, partially offset by (iii) new funding transactions abroad during the period.

This oscillation reflects, for the most part: (i) new local and foreign funding transactions; (ii) negative exchange variation for the quarter; partially offset by (iii) settlement of a portion of overdue transactions.

Other Liabilities and Derivative Financial Instruments

March			Quarter ended

2003	2004	% Variarion	December/2003	March/2004	% Variarion

25,608	27,543	7.6	27,410	27,543	0.5

The oscillation was due mainly to: (i) issuance of subordinated debt in foreign currency; (ii) consolidation of BBV Banco, Zogbi and BEM; and was partially offset by (iii) negative exchange variation of 13.3% for the period.
N.B. Excludes advances on foreign exchange contracts of R$ 5,733 and R$ 6,065, allocated to the specific account in credit operations in March/03 and March/04, respectively.

The oscillation was mainly due to: (i) consolidation of Zogbi and BEM; and (ii) positive exchange variation for 1Q04.
N.B. Excludes advances on foreign exchange contracts of R$ 6,183 and R$ 6,065, allocated to the specific account in credit operations in December/03 and March/04, respectively.

Technical Reserves for Insurance, Private Pension Plans and Savings Bonds

March			Quarter ended

2003	2004	% Variarion	December/2003	March/2004	% Variarion

21,050	27,947	32.8	26,409	27,947	5.8

The variation for the period was principally derived from the recording of reserves, resulting from the increased sales of private pension plans and insurance policies, in particular, VGBL and PGBL products.

			The variation for 1Q04 substantially reflects the recording of reserves, following increased sales of private pension plans and insurance policies, especially, PGBL and VGBL products.

Minority Interest in Subsidiaries

March			Quarter ended

2003	2004	% Variarion	December/2003	March/2004	% Variarion

113	68	(39.8)	113	68	(39.8)

The decrease for the period was mainly due to the sale of our stake in Sete Quedas Empreendimentos Imobiliários e Participações Ltda.			The variation for the quarter was mostly generated by the sale of our stake in Sete Quedas Empreendimentos Imobiliários e Participações Ltda.

Stockholders’ Equity

March			Quarter ended

2003	2004	% Variarion	December/2003	March/2004	% Variarion

11,708	13,625	16.4	13,547	13,625	0.6

This variation reflects substantially: (i) capital increase - R$ 630; (ii) appropriation of net income for 2003 - R$ 2,407; (iii) mark-to-market adjustment of securities and derivatives - R$ 312; offset by: (iv) interest attributed to own capital, paid and accrued - R$ 1,383 and (v) acquisition of own shares - R$ 51.

The variation mainly reflects: (i) appropriation of net income for the first quarter - R$ 609; and was offset by: (ii) decrease in the reserve for mark-to-market adjustment of securities and derivatives - R$ 161; interest attributed to own capital, paid and accrued - R$ 326 and (iv) acquisition of own shares - R$ 44.

Securities - In millions of reais

Consolidated Portfolio Composition by Issuer at March 31, 2004 (1)

Securities	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/ Book value (2), (3) and (4)	Restated cost	Mark-to- market adjustment

GOVERNMENT SECURITIES	590	6,470	5,796	25,992	38,848	38,856	(8)
Financial Treasury Notes	123	5,699	3,112	9,588	18,522	18,503	19
National Treasury Bonds	151	167	2,114	1,913	4,345	4,339	6
Federal Treasury Notes	3	234	405	7,206	7,848	7,860	(12)
Brazilian foreign debt notes	183	-	-	6,549	6,732	6,740	(8)
Central Bank Notes	-	322	165	467	954	933	21
Other	130	48	-	269	447	481	(34)

CORPORATE BONDS	2,664	276	98	3,157	6,195	5,668	527
Debentures	92	76	11	1,307	1,486	1,512	(26)
Shares	1,834	-	-	-	1,834	1,326	508
Certificates of Bank Deposit	188	69	1	827	1,085	1,086	(1)
Foreign securities	54	1	23	827	905	854	51
Derivative financial instruments	328	112	42	42	524	504	20
Other	168	18	21	154	361	386	(25)
PURCHASE AND SALE COMMITMENTS (5)	2,729	2,307	259	2,813	8,108	8,108	-
Total	5,983	9,053	6,153	31,962	53,151	52,632	519

Composition by Maturity at March 31, 2004 (1)

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/ Book value (2), (3) and (4)	Cost value	Mark-to- market adjustment

TRADING SECURITIES	3,876	8,425	5,339	20,937	38,577	38,585	(8)
Financial Treasury Notes	109	5,560	2,763	8,863	17,295	17,277	18
Purchase and Sale Commitments (5)	2,729	2,307	260	2,813	8,109	8,108	1
National Treasury Bonds	3	123	196	4,238	4,560	4,574	(14)
Federal Treasury Notes	152	167	1,915	1,907	4,141	4,136	5
Brazilian foreign debt notes	29	-	-	1,030	1,059	1,064	(5)
Certificates of Bank Deposit	4	76	11	892	983	984	(1)
Debentures	24	15	-	791	830	830	-
Other	826	177	194	403	1,600	1,612	(12)

SECURITIES AVAILABLE FOR SALE	1,739	290	681	6,315	9,025	8,518	507
Brazilian foreign debt notes	115	-	-	4,168	4,283	4,287	(4)
Shares	1,309	-	-	-	1,309	799	510
Financial Treasury Notes	13	135	339	237	724	722	2
Federal Treasury Notes	14	-	-	696	710	684	26
Foreign securities	-	64	-	467	531	510	21
Debentures	88	-	-	415	503	528	(25)
Other	200	91	342	332	965	988	(23)

SECURITIES HELD TO MATURITY (6)	40	226	91	4,668	5,025	5,025	-
Federal Treasury Notes	-	110	77	2,811	2,998	2,998	-
Brazilian foreign debt notes	39	-	-	1,351	1,390	1,390	-
Financial Treasury Notes	-	4	10	489	503	503	-
Central Bank Notes	-	112	4	-	116	116	-
Others	1	-	-	17	18	18	-
DERIVATIVE FINANCIAL INSTRUMENTS	328	112	42	42	524	504	20
Derivative financial instruments	328	112	42	42	524	504	20
Total	5,983	9,053	6,153	31,962	53,151	52,632	519

(1)	Applications in investments fund quotas were distributed based on the securities comprising their portfolios maintaining the fund category classification.
(2)	The number of days to maturity was based on the maturity of the securities, regardless of accounting classification.
(3)	This column reflects book value subsequent to mark-to-market adjustment, except for securities held to maturity, the market value of which is higher than purchase cost by R$ 802 million.
(4)

The market value of securities is determined based on the market price practiced on the balance sheet date. In the event no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics.

(5)

Investment fund and managed portfolio resources invested in purchase and sale commitments with Banco Bradesco, the investors in which are subsidiary companies, included in the consolidated financial statements.

(6)

Securities arising from the acquisition of Banco BEM, comprising substantially financial treasury notes, in the amount of R$ 165,262 thousand, remain classified in the “Securities held to maturity” category. In line with the portfolio profile of Banco Bradesco (the new parent company) these securities will be reclassified at June 30, 2004, pursuant to BACEN Circular 3068/2001.

Summary of the Classification of Securities at March 31, 2004

	Financial	Insurance/ Savings Bond	Private Pension Plan	Other Activities	Total	%

Trading securities	13,275	3,541	21,692	69	38,577	72.6
Securities available for sale	6,319	1,405	1,267	34	9,025	17.0
Securities held to maturity	2,214	-	2,811	-	5,025	9.4
Derivative financial instruments	524	-	-	-	524	1.0
Total	22,332	4,946	25,770	103	53,151	100.0

Credit Operations

We present below the composition of the credit portfolio by type of operation and economic activity sector.

By Type of Operation - In millions of reais

	2002	2003		2004

	December	March	December	March

Discount of trade receivables and other loans	23,571	23,119	24,736	24,542
Financings	15,573	14,862	16,776	17,727
Rural and agribusiness loans	3,954	3,899	4,443	4,493
Leasing operations	1,581	1,442	1,421	1,375
Advances on foreign exchange contracts	5,455	5,733	6,183	6,065
Advances in foreign currency granted	26	-	-	-
Credit operations - Subtotal	50,160	49,055	53,559	54,202
Other receivables	641	600	777	692
Total credit operations	50,801	49,655	54,336	54,894
Sureties and guarantees recorded in memorandum accounts	4,326	4,308	6,435	6,480

By Economic Activity Sector - In millions of reais

	2003		2004

	December	%	March	%

Public Sector	186	0.3	473	0.8
Private Sector	54,150	99.7	54,421	99.2
Manufacturing	18,328	33.7	17,544	32.0
Commerce	7,419	13.6	7,942	14.5
Financial intermediation	877	1.6	844	1.5
Services	11,147	20.6	10,830	19.7
Agriculture, livestock raising, fishing, forest development and management	746	1.4	808	1.5
Consumers	15,633	28.8	16,453	30.0
TOTAL	54,336	100.0	54,894	100.0

By Segment

At the end of the first quarter of 2004, 99.2% of the credit portfolio was directed to the private sector, with no significant movement compared with the prior quarter. By economic activity sector, manufacturing maintained the majority of credit volume, with a 32.0% share of total operations, particularly food and beverage, steel, metal products and mechanics. Credits directed to the service sector, including financial intermediaries, comprised 21.2%, whereas commerce and farming/livestock activities recorded a 14.5% and 1.5% portfolio share, respectively. Loans to consumers comprised 30.0% of the portfolio.

Portfolio Performance

Maintaining the same trend registered in the final three months of 2003, economic recovery continued its moderate course during the first quarter, which together with the seasonal fall in demand, typical of the period, produced only a slight increase in the balance of credit operations between January and March.

As a result, the volume of Bradesco’s consolidated credit portfolio at March 31 totaled R$ 54.9 billion, an increase of 1.0%, as compared to December, or 10.6%, annualized.

Projections for 2004 indicate that the demand for credit will grow in line with a more consistent return to economic and productive sector growth, based on the expectation that the basic interest and compulsory deposit rates will continue their gradual downswing, in the pursuit to rekindle consumption and private investment.

Composition of the Credit Portfolio by Risk Levels

The classification and quality of the credit portfolio by risk level, at the end of March, 2004, remained stable in comparison with December, 2003. The operations concentrated from levels AA to C, classified by BACEN as normal course operations, totaled 90.4% of the accumulated balance. 3.3% of operations were classified at risk administration level D and will remain so until this risk is reduced or guarantees with greater liquidity are obtained. Only 6.3% were considered to be abnormal course operations, subject to partial loss after the application of customary recovery procedures. The maintenance of these rates reflects the Bank’s permanent use of credit assessment and monitoring instruments.

By Rating – In millions of reais

Risk Level	Portfolio Balance	Accumulated Percentage (1)	Minimum Requirement			Total	Additional Allowance (4)

			Specific (2)		Generic (3)			Existing Allowance

			Past Due	Falling Due

AA	14,972	27.3	-	-	-	-	-	-
A	20,080	63.9	-	-	100	100	61	161
B	5,275	73.5	1	5	47	53	18	71
C	9,291	90.4	7	19	253	279	292	571
D	1,837	93.7	18	31	135	184	254	438
E	395	94.5	38	45	35	118	64	182
F	735	95.8	66	72	230	368	115	483
G	342	96.4	80	62	97	239	80	319
H	1,967	100.0	983	497	487	1,967	-	1,967
Total at March 31, 2004	54,894	-	1,193	731	1,384	3,308	884	4,192
Total at December 31, 2003	54,336	-	1,126	690	1,384	3,200	859	4,059

(1)	On total portfolio.
(2)	For operations with installments overdue by more than 14 days.
(3)	Recorded based on the customer/transaction classification.
(4)

The additional provision is recorded based on management's experience and expected collection of the credit portfolio to determine the total allowance deemed sufficient to cover specific and general portfolio risks, as well as the provision calculated based on risk level ratings and the corresponding minimum provision requirements established by CMN Resolution 2682. The additional provision per customer was classified in the above table according to the corresponding risk levels.

The volume of the allowance for loan losses in March 2004 totaled R$ 4,192 million, corresponding to 7.6% of total credit operations. However, of this amount, only 45.9% effectively comprises overdue operations (past due and falling due) and the remaining portion is recorded as a precaution only, based on the customers' internal classification or to cover specific and general portfolio risks.

Movement of the Portfolio between March 2003 and March 2004

The performance of the consolidated credit portfolio over the prior twelve months up to March 2004, despite the low level of economic activity, evidences the maintenance of the quality of the assets, in particular as a result of new borrowers and acquisitions for the period, corresponding to increases of 15.0% and 9.1%, respectively, compared to the balance of the credit portfolio up to March 2003.

Portfolio Movement between March 2003 and March 2004

Level	Borrowers remaining from March 2003		New borrowers between March 2003 and March 2004		New borrowers as a result of acquisitions at March 31, 2004		Total credit at March 31, 2004

	In millions of reais	%	In millions of reais	%	In millions of reais	%	In millions of reais	%

AA – C	38,437	89.5	7,008	94.1	4,173	92.0	49,618	90.4
D	1,494	3.5	286	3.8	57	1.3	1,837	3.3
E – H	2,984	7.0	152	2.1	303	6.7	3,439	6.3
Total	42,915	100.0	7,446	100.0	4,533	100.0	54,894	100.0

As a result, the quality of the credits granted to new borrowers during the year has proved satisfactory and accordingly the percentage of credit operations classified as normal course (from AA to C) maintained its customary high level, totaling 90.4% at the end of the first quarter.

Concentration of Credit Portfolio – In millions of reais

	2002		2003				2004

	December	%	March	%	December	%	March	%

Largest borrower	857	1.7	800	1.6	828	1.5	781	1.4
10 largest borrowers	4,877	9.6	4,409	8.9	5,515	10.1	5,352	9.7
20 largest borrowers	7,785	15.3	6,959	14.0	8,408	15.5	8,137	14.8
50 largest borrowers	13,350	26.3	12,052	24.3	13,363	24.6	13,073	23.8
100 largest borrowers	17,434	34.3	16,052	32.3	17,319	31.9	17,085	31.1

Credit Portfolio Indicators

To facilitate the analysis of the Bank's credit portfolio performance, we present below a comparative summary of the main parameters, based on the rules established by BACEN for recording provisions.

Items	In millions of reais

	2003		2004

	March	December	March

Total Credit Operations	49,655	54,336	54,894
- Consumer	13,422	15,633	16,453
- Corporate	36,233	38,703	38,441
Existing Allowance	3,902	4,059	4,192
- Specific	1,943	1,816	1,924
- Generic	1,156	1,384	1,384
- Additional	803	859	884

Specific Allowance/Existing Allowance (%)	49.8	44.7	45.9
Existing Allowance/Total Credit Operations (%)	7.9	7.5	7.6

Normal Course Operations (from AA to C)/Total Credit Operations (%)	90.8	91.2	90.4
Operations under risk management (D)/Total Credit Operations (%)	2.8	2.8	3.3
Abnormal Course Operations (from E to H)/Total Credit Operations (%)	6.4	6.0	6.3

Credit Operations (D)	1,370	1,488	1,837
Existing Allowance (D)	372	423	438
Allowance/Credit Operations (D) (%)	27.2	28.4	23.8

Credit Operations (from E to H)	3,223	3,286	3,439
Existing Provision (from E to H)	2,799	2,842	2,951
Allowance/Credit Operations (from E to H) (%)	86.8	86.5	85.8

The figures at the end of March 2004 continue to confirm the low credit risk of the Bradesco portfolio, as a result of its comfortable coverage levels and moreover that the Organization's credit granting strategy is being applied on a secure, selective and consistent basis.

Funding

Deposits by Maturity - In millions of reais

Days to maturity	2003	2004

	December	March

	Total	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total

Demand	12,909	12,606	-	-	-	12,606
Savings	22,140	21,929	-	-	-	21,929
Interbank	31	40	23	-	-	63
Time	22,943	4,437	3,573	2,702	13,877	24,589
TOTAL	58,024	39,012	3,596	2,702	13,877	59,187

Demand Deposits - In billions of reais

Savings Accounts

The balance of Bradesco Organization Savings Accounts totaled R$ 21.9 billion in deposits at the end of the first quarter of 2004, corresponding to a 19.1% market share of the Brazilian Savings and Loan System (SBPE).

Savings Account Deposits - In billions of reais

Share of SBPE (Brazilian Savings and Loan System) - %

Savings Accounts - Million Accounts

Asset Management

Bradesco ranked leader by Investidor Institucional Magazine

Bradesco was ranked leader, by the consulting firm Risk Office, among institutions with the largest number of funds considered excellent. Bradesco was considered outstanding for its performance in both fixed-income and variable-income funds in 2003. This ranking rates funds specifically designed for institutional investors.

The following tables present information on asset management based on the criteria used by the ANBID Global Ranking of Third-party Portfolio Managers:

Net assets - In millions of reais

	2002	2003		2004

	December	March	December	March

Investment funds	45,100	54,388	72,494	75,217
Managed portfolios	9,159	9,388	9,033	8,828
Total	54,259	63,776	81,527	84,045

Distribution of Assets - In millions of reais

	2002	2003		2004

	December	March	December	March

Investment funds - fixed return	43,517	52,818	69,784	72,487
Investment funds - floating rate	1,583	1,570	2,710	2,730
Total	45,100	54,388	72,494	75,217
Fixed return customer portfolios	6,257	6,766	6,728	6,570
Floating rate customer portfolios	2,902	2,622	2,305	2,258
Total	9,159	9,388	9,033	8,828
Total fixed-return funds	49,774	59,584	76,512	79,057
Total floating-rate funds	4,485	4,192	5,015	4,988
Total	54,259	63,776	81,527	84,045

Total Volume of Managed Assets according to ANBID’s Global Ranking - In millions of reais

Number of Funds, Portfolios and Quotaholders at March 31, 2004

	Number	Quotaholders

Investment funds	493	2,760,608
Customer portfolios	120	460
Total	613	2,761,068

3 - Consolidated Information for the Period and Operating Structure

Corporate Organization Chart

MAJOR STOCKHOLDERS

(1)	No single stockholder holds more than 4% of capital.
(2)	Bradesco Management (Board of Executive Officers and Board of Directors) is a member of the Governing Board of the Bradesco Foundation, the Entity’s most senior deliberative organ.
Base date: March 31, 2004

ON = COMMON STOCK
PN = PREFERRED STOCK

MAIN SUBSIDIARIES AND ASSOCIATED COMPANIES

Administrative Body

Risk Ratings – Bank

FITCH ATLANTIC RATINGS								MOODY´S INVESTORS SERVICE									AUSTIN RATING
International Sale						National Sale		International Sale						National Sale		Financial Quality	National Sale
Individual	Support	Foreign Country		Local Currency		National		Foreign Currency Deposit		Foreign Currency Debt		Local Currency Deposit		Deposits			Financial Soundness
		Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term
A	1	AAA	F1	AAA	F1	AAA(bra)	F1+(bra)	Aaa	P-1	Aaa	P-1	Aaa	P-1	Aaa.br	BR-1	A	AAA
A/B	2	AA+	F2	AA+	F2	AA+(bra)	F1(bra)	Aa1	P-2	Aa1	P-2	Aa1	P-2	Aa1.br	BR-2	A-	AA
B	3	AA	F3	AA	F3	AA(bra)	F2(bra)	Aa2	P-3	Aa2	P-3	Aa2	P-3	Aa2.br	BR-3	B+	A
B/C	4	AA-	B	AA-	B	AA-(bra)	F3(bra)	Aa3	NP	Aa3	NP	Aa3	NP	Aa3.br	BR-4	B	BBB
C	5	A+	C	A+	C	A+(bra)	B(bra)	A1		A1		A1		A1.br		B-	BB
C/D		A	D	A	D	A(bra)	C(bra)	A2		A2		A2		A2.br		C+	B
D		A-		A-		A-(bra)	D(bra)	A3		A3		A3		A3.br		C	CCC
D/E		BBB+		BBB+		BBB+(bra)		Baa1		Baa1		Baa1		Baa1.br		C-	CC
E		BBB		BBB		BBB(bra)		Baa2		Baa2		Baa2		Baa2.br		D+	C
		BBB-		BBB-		BBB-(bra)		Baa3		Baa3		Baa3		Baa3.br		D
		BB+		BB+		BB+(bra)		Ba1		Ba1		Ba1		Ba1.br		D-
		BB		BB		BB(bra)		Ba2		Ba2		Ba2		Ba2.br		E+
		BB-		BB-		BB-(bra)		Ba3		Ba3		Ba3		Ba3.br		E
		B+		B+		B+(bra)		B1		B1		B1		B1.br
		B		B		B(bra)		B2		B2		B2		B2.br
		B-		B-		B-(bra)		B3		B3		B3		B3.br
		CCC		CCC		CCC(bra)		Caa1		Caa1		Caa1		Caa1.br
		CC		CC		CC(bra)		Caa2		Caa2		Caa2		Caa2.br
		C		C		C(bra)		Caa3		Caa3		Caa3		Caa3.br
		DDD		DDD		DDD(bra)		Ca		Ca		Ca		Ca.br
		DD		DD		DD(bra)		C		C		C		C.br
		D		D		D(bra)

N.B.	Bradesco’s risk ratings are among the highest attributed to Brazilian Banks.

Risk Ratings - Insurance and Savings Bond Companies

Insurance					Savings Bonds
FITCH ATLANTIC RATINGS		STANDARD & POOR'S	SR RATING		STANDARD & POOR'S
National Scale	International Scale	National Scale	International Scale	National Scale	National Scale
AAA(bra)	AAA	brAAA	AAASR	brAAA	brAAA
AA+(bra)	AA+	brAA+	AA+SR	brAA+	brAA+
AA(bra)	AA	brAA	AASR	brAA	brAA
AA-(bra)	AA-	brAA-	AA-SR	brAA-	brAA-
A+(bra)	A+	brA+	A+SR	brA+	brA+
A(bra)	A	brA	ASR	brA	brA
A-(bra)	A-	brA-	A-SR	brA-	brA-
BBB+(bra)	BBB+	brBBB+	BBB+SR	brBBB+	brBBB+
BBB(bra)	BBB	brBBB	BBBSR	brBBB	brBBB
BBB-(bra)	BBB-	brBBB-	BBB-SR	brBBB-	brBBB-
BB+(bra)	BB+	brBB+	BB+SR	brBB+	brBB+
BB(bra)	BB	brBB	BBSR	brBB	brBB
BB-(bra)	BB-	brBB-	BB-SR	brBB-	brBB-
B+(bra)	B+	brB+	B+SR	brB+	brB+
B(bra)	B	brB	BSR	brB	brB
B-(bra)	B-	brB-	B-SR	brB-	brB-
CCC(bra)	CCC	brCCC	CCCSR	brCCC	brCCC
CC(bra)	CC	brCC	CCSR	brCC	brCC
C(bra)	C	brC	CSR	brC	brC
	DDD	brD	DSR	brD	brD
DD
D

Ranking

Source	Criteria	Position

Forbes “International 500”	Overall/Revenue	156th (Worldwide)
Forbes “International 500”	Banks/Revenue	1st (Brazil) 20th (Worldwide)
Forbes “The World’s Leading Companies”	Overall/Revenue	247th (Worldwide)
Forbes “The World’s Leading Companies”	Banks/Revenue	2nd (Brazil) 46th (Worldwide)

Ranking - Bradesco Seguros Global Finance	Best Insurance Companies - Property Insurer	1st (Latin America)

Balance Sheet - In millions of reais

	2002	2003		2004

	December	March	December	March

Total assets	142,785	145,000	176,098	160,971
Securities, derivative financial instruments and interbank investments	58,477	57,841	85,529	72,384
Credit and leasing operations	50,801	49,655	54,336	54,894
Total deposits	56,363	54,871	58,024	59,186
Demand deposits	13,370	10,964	12,909	12,606
Time deposits	22,238	23,631	22,943	24,589
Savings deposits	20,731	20,236	22,140	21,929
Interbank deposits	24	40	32	63
Subordinated debt	3,322	3,391	4,995	5,141
Technical reserves for insurance, private pension plans and savings bonds	19,155	21,050	26,409	27,947
Stockholders' equity	10,846	11,708	13,547	13,625

Statement of Income for the Period - In millions of reais

	2002	2003		2004

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Net income	698	508	715	609
Financial margin	2,940	3,362	3,643	3,330
Gross profit from financial intermediation	2,361	2,554	3,191	2,769
Commissions and fees	991	1,017	1,275	1,319

Results per Share

	In reais

	2002*	2003*		2004

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Net income	4.89	3.35	4.51	3.85
JCP/dividends - ON (before income tax)	4.212	1.847	2.082	1.960
JCP/dividends - ON (net of income tax)	3.580	1.570	1.770	1.666
JCP/dividends - PN (before income tax)	4.635	2.024	2.294	2.156
JCP/dividends - PN (net of income tax)	3.940	1.720	1.950	1.832
(*) For comparison purposes, shares were divided by 10,000.

JCP	- Interest attributed to own capital
ON	- Common stock
PN	- Preferred stock

Net Book Value and Market Value

	In reais

	2002*	2003 *		2004

	December	March	December	March

Number of shares (ON/PN) **	142,788,030	151,544,801	158,530,462	158,184,132
Net book value (ON/PN)	75.96	77.26	85.45	86.13
Average last day price (ON/PN)	105.45	105.65	143.40	128.35
Average last day price (ON)	100.30	95.60	133.70	117.74
Average last day price (PN)	110.60	115.70	153.10	138.96
(*)	For comparison purposes, shares were divided by 10,000.
(**)	On December 17, 2003, the Extraordinary General Meeting approved a 1-for-10,000 reverse stock split of Bradesco shares. This process was ratified by the Brazilian Central Bank (BACEN) on January 6, 2004.

Market Value (number of shares x average last-day price for the period) - In millions of reais

Cash Generation - In millions of reais

	2002	2003		2004

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Net income	698	508	715	609
Equity in earnings of associated companies	(33)	5	(31)	-
Allowance for loan losses	579	808	452	561
Technical reserves for insurance, private pension plans and savings bonds	2,463	1,890	1,892	1,530
(Reversal of) allowance for mark-to-market	(834)	15	(11)	(4)
Depreciation and amortization	135	141	153	144
Amortization of goodwill	67	738	173	87
Other	(11)	5	3	6
Total	3,064	4,110	3,346	2,933

Change in Number of Outstanding Shares

	Common Stock	Preferred Stock	Total

Number of shares held at March 31, 2003	763,457,868,465	751,990,145,721	1,515,448,014,186
Shares attributed to BBV Banco minority stockholders	35,482,189,407	34,949,219,707	70,431,409,114
Reverse stock split	(798,860,163,867)	(786,860,671,492)	(1,585,720,835,359)
Shares acquired and not canceled	(403,809)	-	(403,809)
Number of shares held at March 31, 2004	79,490,196	78,693,936	158,184,132

Performance Ratios (annualized)

	%

	2002	2003		2004

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Return on stockholders’ equity (total)	28.3	18.5	22.8	19.1
Return on stockholders’ equity (average)	29.4	20.0	23.6	19.3
Return on assets (total)	2.0	1.4	1.6	1.5
N.B.	Return on stockholders’ equity (total) = Net income/closing stockholders' equity annualized exponentially.
Return on stockholders’ equity (average) = Net income/average (daily) stockholders' equity annualized exponentially.

Historical Data - In millions of reais (unless otherwise indicated)

Historical Data - In millions of reais (unless otherwise indicated)

Historical Data - In millions of reais (unless otherwise indicated)

Other Ratios - %

	2002	2003		2004

	December	March	December	March

Capital adequacy ratio - financial consolidated (1)	17.9	19.7	19.9	18.9
Capital adequacy ratio - total consolidated (1)	15.8	17.1	17.2	16.4
Permanent assets to stockholders' equity - financial consolidated (2)	48.3	42.5	40.8	43.8
Permanent assets to stockholders' equity - total consolidated (2)	37.2	31.2	26.4	28.0
(1)	Reference equity may not be lower than 11% of weighted assets.
(2)	The ratio of permanent assets to stockholders’ equity is limited to 50% of reference equity.

Other Indicators

Added Value - In millions of reais

	2002	2003		2004

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

ADDED VALUE (A+B+C)	2,142	2,250	2,172	2,382
A - Gross profit from financial intermediation	2,361	2,554	3,191	2,769
B - Commissions and fees	991	1,017	1,275	1,319
C - Other operating expenses	(1,210)	(1,321)	(2,294)	(1,706)
DISTRIBUTION OF ADDED VALUE (D+E+F+G)	2,142	2,250	2,172	2,382
D - Employees	838	858	1,013	940
E - Government	606	884	444	833
F - JCP/Dividends to stockholders (paid and accrued)	947	290	347	326
G - Reinvestment of profits	(249)	218	368	283

Checking Accounts - million
(*)

In the first quarter of 2004, there was a decrease of 246 thousand online customers registered as BCN Internet Banking users, who are currently in the process of being registered as Bradesco Internet Banking customers.

Consumer and Corporate Customers - March 2004

Increase in Checking Accounts - million

Increase in Savings Accounts - million

Market Segmentation

Bradesco operates on a segmented service basis, seeking to match its different products and services to the different profiles and size of its target public. In line with a world market trend, Bradesco’s structure permits the grouping together of customers with similar profiles facilitating superior quality customer service, extending business opportunities with a greater focus on relationship actions.

Major corporations with annual billings in excess of R$ 180 million are served since June 1999 by Bradesco Corporate Banking which provides a range of sophisticated financial solutions, enhancing its service structure through the use of the Asian and Euro Desks, focused on prospecting new business in these regions.

Middle market companies, with annual billings from R$ 15 million to R$ 180 million, are served by Bradesco Empresas which came into operation in April 2002 designed to offer a differentiated service in exclusive VIP areas, tailored to the specific needs of this type of customer, who in general prefer the use of alternative channels such as the telephone, ATMs and the Internet, instruments in which Bradesco technology is outstanding.

In the consumer customer area, the first step in terms of customer segmentation was taken via Bradesco Private Banking, focused on the personalized management of high-income customer accounts with funds available for investment in excess of R$ 1 million, which commenced operations in November 2000.

In May 2003, following the incorporation of Banco Mercantil de São Paulo, the Bradesco Prime service was launched targeting consumer customers with monthly incomes of more than R$ 4 thousand or investments in excess of R$ 50 thousand. Through exclusive branches, or specifically reserved areas in traditional branches, this public receives a high standard of personalized customer service with a wide range of products and services, including diverse credit lines, insurance policies and private pension plans.

Other customers are classified on a retail basis as companies or consumers. Bradesco’s activities in this segment were strengthened through the partnership entered into with the Brazilian Postal and Telegraph Company - Correios for the purpose of creating Banco Postal, the post-office bank. Dedicated to extending banking service access to low-income bracket consumers, particularly those who live in the country’s remote interior regions, Bradesco is now present in all of Brazil’s states.

Retail Bradesco

Focus: Individuals with a monthly income of less than R$ 4 thousand and companies with annual billings of less than R$ 15 million.

More than 15 million customers in this segment have access to the Bradesco Customer Service Network with its 2,700 Branches and more than 2,100 Service Outlets. In addition, the largest customers in this niche receive an exclusive service under the Managed Account concept.

Bradesco Corporate Banking

Bradesco Corporate Banking’s specialized structures are designed to provide the best possible service to 1,287 Economic Groups comprising its target market, segmented as follows:

Corporate - The structure devised to conduct the Bank’s relationship with Brazil’s major corporations is growing and improving year by year. Every effort is made to ensure that the related-area professionals have a through working knowledge of the corresponding economic sectors and companies and as a result are able to offer complete solutions and genuine added value, developing solutions in the areas of cash management, private pension plans, asset management, overseas trade and risk management.

Infrastructure - This team is responsible for corporate relationships in the telecom, power, sanitation and transport sectors, focusing on the development of structured solutions designed to meet specific sector needs, including the structuring of long-term corporate finance and project finance, among other activities.

Agribusiness - This is a specialized structure formed to attend companies in this key economic segment, designed to provide product and service solutions in line with their specific corporate needs. As part of the Corporate Banking services, this area is able to operate throughout the production chain in the pursuit to implement feasible structured solutions.

Asian Desk - A partnership entered into with the UFJ Bank for the purpose of developing financial solutions, in the role of economic and financial advisor and main banker for companies interested in the commercial and financial flows between Brazil/Japan and Brazil/Asia.

Euro Desk - Focused on the management of customers of Spanish origin and the development of financial solutions for Bradesco Corporate companies, prospecting business synergies in Europe, the U.S. and Latin America.

Bradesco Empresas (middle market)

Bradesco’s middle market segment, Bradesco Empresas, was created in April 2002, designed to offer quality corporate customer service for companies all over Brazil.

This segment targets middle market companies with annual billings from R$ 15 million to R$ 180 million.

The Bank’s traditional Branch customers who are compatible with this profile are invited to join the Bradesco Empresas segment.

The Bradesco Empresas service offers exclusively reserved Branches for its corporate customers in this segment, located in strategic areas.

This segment has 66 service outlets throughout Brazil distributed as follows: Southeast (41), South (16), Central West (4) Northeast (3) and North (2) with 12,388 corporate customers from the different production chain sectors.

The personalized service offered by Bradesco Empresas prompted significant investments in this area, including specific training for our Relationship Managers and adaptation of the IT structure, designed to provide added value and increase the Bank’s share of this segment.

Since they are responsible for a maximum portfolio of 25 to 30 organizations, each Relationship Manager is able to focus on increasing business in the following areas: Loans, Investments, Foreign Trade, Derivatives, Cash Management and Structured Transactions.

The recent mergers of other financial institutions by Bradesco have had a positive effect, increasing the Bank’s product portfolio and market share.

Bradesco Private Banking

Bradesco Private Banking, with its ISO 9001:2000 certification, offers high-income consumer customers, with a minimum of R$ 1 million in funds available for investment, access to a broad range of capital market products, as well as financial advice and guidance as to the best investment options, increasing their wealth and maximizing returns in line with their objectives.

Bradesco Prime

As part of the segmentation strategy implemented by the Organization in 1999, Bradesco Prime commenced activities on May 19, 2003 and now boasts a Network of 169 Branches distributed nationwide and which is expected to increase to 175 by June 2004.

Bradesco Prime’s target public comprises consumer customers with a monthly income of more than R$ 4,000.00 or with investments in excess of R$ 50,000.00.

Bradesco Prime coordinates the Bank’s commercial relationship with these segment customers, providing VIP facilities and personalized attendance by Relationship Managers, as well as bespoke products and services.

In March 2004, Bradesco launched its Prime Account, designed to create increased customer/bank relationship value. This account offers the market’s most complete rewards scheme and is based on a point scoring system, whereby customers accumulate points according to which products and services they use.

The Bradesco Prime Relationship Manager is a high-caliber professional capable of catering to all the financial needs of his/her customers. Since customer portfolios are kept small, managers are able to dedicate special attention to each one.

In addition, Bradesco Prime Customers have access to the extensive Bradesco Customer Service Network, comprising its nationwide branches and self-service network.

Customer Service Network

	2003				2004

	March		December		March

	Branches	PABs/ PAEs (1)	Branches	PABs/ PAEs (1)	Branches	PABs	PAEs	PAAs (1)

Consolidated	2,965	1,868	3,052	2,062	3,058	765	1,390	19
Bradesco	2,521	1,486	2,831	1,862	2,981	749	1,380	-
BCN	224	186	220	200	-	-	-	-
Banco Finasa	1	-	1	-	1	-	-	-
Banco Mercantil de São Paulo	219	196	-	-	-	-	-	-
BEM	-	-	-	-	76	16	10	19
Banco Postal	2,745		4,000		4,085
ATMs	21,285		21,605		22,302
Finasa Promotora de Vendas	51		53		53
Promovel Empreendimentos e Serviços	-		-		70
N.B.	The BCN Customer Service Network was incorporated on February 25, 2004: 125 Branches were integrated under the Bradesco banner, 24 were re-opened as Prime Branches and 100 PABs, 89 PAEs and 57 correspondents were transferred to Bradesco.
(1)	PABs (banking service post), PAAs (advanced banking post) and PAEs (electronic service outlet) are installed exclusively in companies. PABs have at least one on-site bank clerk.

Customer Service Network - Branches

Customer to Branch Ratio - Thousand

Bradesco and Market Share

REGION/STATE	BRADESCO	BEM	BANCO FINASA	TOTAL CONSOLIDATED	TOTAL BANKS IN MARKET (1)	Market Share (%)

North
Acre	5	-	-	5	28	17.9
Amazonas	59	-	-	59	133	44.4
Amapá	4	-	-	4	17	23.5
Pará	50	-	-	50	256	19.5
Rondônia	18	-	-	18	75	24.0
Roraima	2	-	-	2	15	13.3
Tocantins	13	-	-	13	71	18.3
Total	151	-	-	151	595	25.4
Northeast
Alagoas	12	-	-	12	116	10.3
Bahia	233	-	-	233	704	33.1
Ceará	29	-	-	29	337	8.6
Maranhão	26	76	-	102	248	41.1
Paraíba	17	-	-	17	150	11.3
Pernambuco	65	-	-	65	481	13.5
Piauí	10	-	-	10	107	9.3
Rio Grande do Norte	14	-	-	14	131	10.7
Sergipe	13	-	-	13	148	8.8
Total	419	76	-	495	2,422	20.4
Central West
Federal District	33	-	-	33	295	11.2
Goiás	107	-	-	107	555	19.3
Mato Grosso	61	-	-	61	220	27.7
Mato Grosso do Sul	56	-	-	56	219	25.6
Total	257	-	-	257	1,289	19.9
Southeast
Espírito Santo	40	-	-	40	313	12.8
Minas Gerais	286	-	-	286	1,831	15.6
Rio de Janeiro	270	-	1	271	1,671	16.2
São Paulo	1,110	-	-	1,110	5,597	19.8
Total	1,706	-	1	1,707	9,412	18.1
South
Paraná	178	-	-	178	1,255	14.2
Rio Grande do Sul	161	-	-	161	1,370	11.8
Santa Catarina	109	-	-	109	814	13.4
Total	448	-	-	448	3,439	13.0
Total	2,981	76	1	3,058	17,157	17.8
(1)	Source: CADINF-DEORF/COPEC - February 2004.

Customer Service Network (Branches) - Market Shar - February 2004

Banco Postal

Bradesco uses the post office bank, Banco Postal, created in partnership with the Brazilian Postal and Telegraph Company (Correios) to offer its banking products and services nationwide in the majority of Brazilian town and cities.

The first Branch was opened in São Francisco de Paula, MG, on March 25, 2002. By the end of 2002, the number of post-office bank branches had increased to 2,500. At the end of 2003 there were 4,000 units in operation.

Banco Postal is now present throughout Brazil in the country’s most remote cities, from Oiapoque in the North to Chuí in the South and from the island of Fernando de Noronha in the East to Santa Rosa do Purus in the western region of the state of Acre. Towns which were previously unknown to the majority of Brazilians such as Nova Iorque-MA; Buenos Aires-PE; Barcelona-RN; Filadélfia-TO; Maravilha-AL and SC; Alegria-RS; Feliz-RS; Passa and Fica-RN; Varre Sai-RJ; Passabem-MG; Feliz Deserto-AL; Recursolândia-TO, among others, now have access to banking services provided by Banco Postal.

Today, 1,240 towns and villages, with no previous bank access, can rely on the services offered by Banco Postal, bringing benefits to a population of more than 11.5 million people.

Banco Postal has an enormous social reach and is of particular importance for including low-income families in the financial system, especially retired people, who before the arrival of the post office bank had to travel long distances by boat or dirt track just to receive their monthly pension or to pay a bill, spending a large part of their income in the process.

Accordingly, more than 1.5 million people, with no previous access to the financial system, are Banco Postal customers, increasing Bradesco’s customer base. Of these, 85% are savings account holders with an average balance of R$ 137.00. As account holders, they are able to increase the efficiency with which they manage their household budgets, since they are no longer obliged to withdraw the full amount of their salary or social security benefit. All post-office bank customers have debit cards which can be used nationwide and more than 15% also use check books.

Banco Postal is an important agent for extending credit to all income brackets and for implementing the federal government’s social policies. More than 20% of post-office bank customers have been granted credit through 290 thousand contracts at an average amount of R$ 500.00, in the case of consumer customers and R$ 6,752.00 for corporate customers.

Microcredit operations total 108 thousand contracts with more than R$ 49 million loaned to low-income families in the average amount of R$ 594.31, evidencing Banco Postal’s vocation as an agent for social development.

In densely populated areas, Banco Postal also contributes by enhancing the customer service provided by the traditional Bradesco Branches, since a considerable number of the Bank’s customers and other users are now able to use the post-office bank structure as an alternative service channel.

Number of Transactions carried out Monthly - thousand

Branch Distribution - Bradesco and Correios

Banco Postal will generate new business opportunities for the Organization, since it will be able to attend all of Brazil’s municipalities through the Correios Post Office branches.

Investments in Infrastructure, Information Technology and Telecommunications

The investments for expanding operating capacity, infrastructure, IT and telecommunications at the Bradesco Organization are designed to maintain a modern, practical and secure customer service network, characterizing the Bank as one of the world's most contemporary companies and creating added value for its customers and users at home and abroad.

Investment Growth

	In milions of reais

	1999	2000	2001	2002	2003	March 2004

Infrastructure	215	227	509	613	469	103
IT/Telecommunications	553	617	743	947	1,225	350
Total	768	844	1,252	1,560	1,694	453

Risk Management

Activities and Structure

At Bradesco, risk management is seen as a competitive advantage, adding value to the Bradesco name, as well as providing essential support for the planning activities of the diverse business areas. At the same time, risk management facilitates the maintenance of a stable environment and ensures that resources yield maximum benefits and that capital is allocated to the benefit of stockholders and society as a whole.

Bradesco adopts an ongoing strategy designed to enhance its risk management activities, in the pursuit to keep abreast of the best market practices adopted worldwide. These activities have become increasingly important, not only as a result of the global economy, but also on account of the complex nature of the products and services offered to the community.

The independence of the risk management area is essential for achieving the successful management of market, liquidity, credit and operating risks. This activity together with others including money-laundering prevention, internal controls and compliance are managed by the Risk Management and Compliance Department, under the direct supervision of the Statutory Department Director, who in turn is subordinated to an Executive Director, reporting directly to the Institution’s President:

This organizational structure is designed not only to guarantee area independence but also to place greater focus on these important value-added activities, confirming the Organization’s commitment to the implementation of best corporate governance practices, using every available resource, whether human, technical or financial, to ensure that risk planning and management is carried out by this area using latest generation technology Groupwide. In particular, because Bradesco is now extending its risk analysis strategy to encompass not only its banking business but also its associated companies, including Bradesco Vida e Previdência (private pensions), Bradesco Saúde (healthcare insurance), Bradesco Seguros (insurance), BRAM (asset management) and Bradesco Capitalização (savings bonds) as regards actuarial and market risks, consolidating its risk management culture on an Organization-wide basis.

The Risk Management and Compliance Department is also responsible for coordinating compliance with the regulations determined by the Brazilian Central Bank relating to the New Capital Accord (Basel II) to be published in the near future by the Basel Committee.

Credit Risk Management

As part of its credit risk management enhancement process, Bradesco is working uninterruptedly to improve the procedures for gathering and controlling portfolio information, develop new loss calculation models, enhance and prepare rating inventories used in the various sectors in which the Bank operates, oversee credit analysis, granting and settlement processes, monitor credit concentration and to define the dividing line between operating risks and credit risks.

As part of this ongoing enhancement process, additional efforts are being made to prepare the Bank for the introduction of more advanced risk management techniques, based on the recommendations of the New Capital Accord to be introduced by the Basel Committee, among which we highlight the following:

• Creation of an Executive Credit Risk Committee responsible for assuring the strategic management of the credit operation portfolio.

• Structuring of the expected loss and capital allocation calculation system in line with Basel II requirements.

• Identification of the reporting process changes required to improve decision making and credit portfolio management.

• Restructuring of the management information system (MIS).

• Mapping, measurement and identification of credit risk management capacity gaps, as regards Basel II requirements, as well as best practices, embracing roles and responsibilities, professional qualification, review of the organizational structure and IT demands.

Credit Policy

Designed to ensure maximum security, quality and liquidity in the investment of assets, minimizing risks inherent to all types of credit operation, the Organization's Credit Policy also seeks to offer agile and profitable business, applying appropriate methodology for each of the Bank’s business segments, as well as directing the establishment of operating limits and the granting of credit.

Credit is granted based on a highly automated and efficient approvals system, supported by assessment policies which are geared by constantly improving technical parameters designed to ensure proper support for credit decisions.

As part of this system, the Branches operate within varying limits depending on the size and type of guarantee offered, while specialized credit scoring systems maximize the speed and security of the approvals process, based on strict protection standards.

The credit committees located at the Bank's headquarters also play an important role, centralizing, analyzing and authorizing credit operations at amounts above the branch limits and managing this core strategic activity.

Operations are diversified, dispersed and focused on consumer and corporate customers with sound payment capacity and proven creditworthiness. Care is taken to ensure that the underlying guarantees are sufficient to cover the risks assumed, considering the purpose and terms of the credit granted.

Methodology used for Credit Portfolio classification

In addition to supporting the establishment of minimum parameters for granting credit and managing risk, the credit risk scoring system established by the Brazilian Central Bank also facilitates the definition of differentiated credit policies based on the customer's specific characteristics and size, providing a basis for the correct pricing of operations and for establishing the most appropriate guarantees for each situation.

In accordance with internal policy, Bradesco Customer risk ratings are established on a corporate basis and are permanently reviewed to maintain the quality of the credit portfolio. These ratings are segmented as follows:

Classification - Corporate

Rating	Bradesco	% Provision	Concept

AA	Excellent	0.0	Premium company/group, with size, tradition and market leadership, with excellent reputation and economic and financial position.
A	Very Good	0.5	Company/group with size, sound economic and financial position, acting in markets with good prospects and/or potential for expansion.
B	Good	1.0	Company/group which, regardless of size, has a good economic and financial position.
C	Acceptable	3.0	Company/group with a satisfactory economic and financial situation but with performance subject to economic scenario variations.
D	Fair	10.0	Company/group with economic and financial position in decline or unsatisfactory accounting information, under risk management.
E	Deficient	30.0
F	Bad	50.0	Abnormal course credit operations, classified based on expected loss as per percentage shown.
G	Critical	70.0
H	Uncollectible	100.0

In the case of consumer customers, the above risk ratings are mainly defined based on their registered reference variables which include: income, equity, restrictions and indebtedness, as well as performance and past relationship with the Bank.

Market Risk Management

Market risk is related to the possibility of the loss of income from fluctuating rates caused by mismatched maturities, currencies and indices of the Institution's asset and liability portfolios. This risk is monitored on a strict basis by the financial market to avoid losses for institutions.

At Bradesco, market risks are managed through methodologies and models which are consistent with local and international market realities, ensuring that the Organization's strategic decisions are implemented with speed and a high level of reliability.

The Organization adopts a conservative policy regarding market risk exposure; VaR (Value at Risk) limits are defined by Senior Management, and compliance is monitored daily by an area which is independent from portfolio management. The methodology used to determine VaR has a reliability level of 97.5%. The volatilities and correlations used by the models are calculated on statistical bases and are used in processes based on future prospects in accordance with economic studies. The methodology applied and current statistical models are validated daily using backtesting techniques.

We present below the VaR of the Own Portfolio positions (Treasury):

Risk Factors	In thousands of reais

	2002	2003				2004

	December	March	June	September	December	March

Prefixed	5,407	6,293	6,541	12,658	5,888	2,832
Exchange coupon	33,142	9,662	14,717	19,000	17,999	15,245
Foreign currency	2,876	1,807	439	184	2,907	55
Floating rate	11	105	10	13	11	-
Correlated effect	(4,014)	(3,804)	(3,243)	(3,395)	(5,858)	(1,322)
VaR	37,422	14,064	18,464	28,460	20,947	16,810

In addition, a daily Gap Analysis is performed to measure the effect of the movement in the internal interest rate and foreign exchange coupon curves (interest spread paid above the foreign exchange variation) on the portfolio.

Complementing the market risk monitoring, control and management structure and in accordance with Central Bank regulations, a daily verification is made of the values at risk for the fixed and foreign exchange positions of the Organization’s entire portfolio and of minimum capital requirements.

Operating Risk Management

Operating risks are those inherent to activities which provide support for transactions in which the Organization participates and may occur as a result of the interruption of business, system failures, errors, omission, fraud or external events impacting the results of the Institution and of its customers.

Following recent guidelines issued by the Basel Committee, the Organization is working to adapt its processes to comply with possible future Central Bank demands, complementing its present capital management policies, based on an analysis of operating losses.

Operating risk is managed at Bradesco based on the dissemination of its culture, disclosure of its policies and development of own methodologies, models and tools designed to permit, among other factors, decreases in the cost of regulatory capital to be subscribed and at the same time increases in operating efficiency.

Bradesco, through its Operating Risk Management area, prepared a plan designed to achieve full compliance with the 10 principles of good operating-risk-management practice determined by the Basel Committee.

In line with the definition and development of the methodology and accounting and management criteria used for managing operating risk, the area is now implementing a specific Internal Management System for streamlining this information, designed to manage, enhance and increase the knowledge used to administrate operating loss events, facilitating an in-depth assessment, based on either management or accounting controls.

The cutting-edge nature of this internal operating risk management process can be regarded as a benchmark of Bradesco’s important status within Brazil’s financial scenario, increasing its competitive edge as a result of greater operating efficiency and adding stockholder value, as well as extending its relationship of trust with customers, the market and regulatory bodies.

Liquidity Risk Management

Liquidity risk management is designed to control the different mismatched liquidation terms of the Institution's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions.

Knowledge and monitoring of this risk are critical since they enable the Organization to settle transactions on a timely and secure basis.

At Bradesco, liquidity risk management involves a series of controls, mainly, the establishment of technical limits and an ongoing assessment of the positions assumed and financial instruments used.

Capital Risk Management

The Organization's capital is managed to optimize the risk to return ratio, minimizing losses through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

Capital Adequacy Ratio (Basel) - March 2004 - In millions of reais

Calculation Basis	Consolidated Financial (1)	Total Consolidated (2)

Stockholders’ equity	13,625	13,625
Minority interest	22	67
Decrease of deferred assets older than 5 years	(145)	(164)
Reference equity - Level I	13,502	13,528
Reference equity - Level II (subordinated debt)	4,910	4,911
Total reference equity (Level I + Level II)	18,412	18,439
Risk-weighted assets	97,352	112,327
Capital adequacy ratio (%)	18.91	16.42

Movement (%)

Ratio in March 2003	19.68	17.10
Variation in stockholders’ equity
• Net income for the period	2.73	2.35
• Interest attributed to own capital	(1.57)	(1.35)
• Mark-to-market adjustment of securities and derivatives	(0.37)	0.32
• Subordinated debt	1.76	1.52
• Other	1.35	0.46
Variation in weighted assets:
• Securities	(0.95)	(1.43)
• Credit operations	(1.15)	(0.86)
• Check clearing and other similar services	0.08	0.08
• Deferred tax assets	(0.29)	(0.14)
• Risk (swap, market, interest rate and foreign exchange)	(1.39)	(1.02)
• Memorandum accounts	(0.49)	(0.39)
• Other assets	(0.48)	(0.22)
Ratio in March 2004 (3)	18.91	16.42

(1)	Financial companies only.
(2)	Financial and non-financial companies.
(3)	Had the issuance of subordinated debt in April of 2004, in the amount of R$ 784,139 thousand, been considered, the consolidated financial and economic-financial capital adequacy ratios, would increase to 19.53% and 16.97%, respectively.

Internal Controls

The Organization has developed a number of systems, policies and internal controls over the years to mitigate possible potential losses generated by its exposure to risk.

Aware of the importance of these controls, Bradesco has developed and implemented certain tools designed to optimize these processes and procedures, among which we highlight the following:

• Implementation of an internal controls system (Compliance), based on the pillars defined by Basel and the methodology of the Committee of Sponsoring Organizations (COSO), mainly as regards components in the following areas: control environment, risk assessment, control activities, information, communications and monitoring, ensuring that activities, policies and normative instructions are in constant compliance with legal and regulatory standards.

• Implementation of a Brazilian Payments System (SPB) management process for the specific purpose of monitoring the flow of messages transmitted between the Organization’s banks and the external entities such as the Brazilian Central Bank, Special Clearance and Custody System (SELIC), clearing houses and other financial institutions. This monitoring process is based on Organization information system tools and intense staff training activities to facilitate the identification and rectification of events in environments and systems and also to ensure that online cash transfers (TEDs) processed via SPB are properly validated. Complementing these monitoring activities, the Bank also adopts a Systems Contingency Plan for SPB to cover the main departments handling critical transactions, addressing pre-established scenarios and actions and reducing the possibility of messages not being correctly processed. This area is also responsible for the external contingency process with the Brazilian Central Bank.

• Ongoing improvement of technology tools and employee training, focused on the process used to monitor the financial activity of customers and designed to prevent money laundering and utilization of the Organization for processing illegal transactions.

• Dissemination of processes and procedures to guarantee information security, based on Corporate Information Security Policy and Standards, the guidelines of which establish premises for protecting the confidentiality, integrity and availability of information.

Bradesco Day and Night Customer Service Channels

As well as the traditional Customer Service Network (Branches), Bradesco customers are able to consult their banking transactions, carry out financial transactions and purchase products and services deployed via state-of-the-art technology through the following alternative channels: Self-service (Auto-Atendimento), Easy Phone (Fone Fácil) and Internet Banking.

Bradesco Day and Night - Self-Service ATM Network

Brazil’s largest Private-Sector Self-service Network, with 22,513 ATMs (Bradesco - 22,302 and Banco BEM- 211).

Located in bank branches and in all areas of important economic agglomeration: Shopping Malls, Hypermarkets, Supermarkets, Airports, Service Stations, Bus Terminals etc.

Bradesco Self-Service Network Distribution - Monthly Productivity - March 2004

Transactions – thousand

Financial Volume – In millions of reais

Self-service Network Highlights

Items	2003				2004

	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	1st Qtr.

Banking service outlets in the BDN nationwide network	5,762	5,845	6,172	6,487	6,628
Outplaced terminals (excluding branches, PABs and PAEs)	1,755	1,772	1,842	1,794	1,752
Cash withdrawal transactions (million)	92.5	95.6	98.9	109.9	101.1
Deposit transactions (million)	47.0	47.6	48.4	50.5	47.9
Inter-account transfers (million)	4.5	4.6	4.8	5.2	5.0
Express checkbooks issued (million)	2.5	2.6	2.6	2.9	2.5
Balance consultations (million)	99.5	102.2	115.3	133.7	132.0

First-Quarter Highlights for 2004

More than 391 million transactions carried out in the first quarter of 2004, a daily average of 4.3 million.
Incorporation of BCN with 628 ATMs adjusted to operate with cutting-edge technology.

Bradesco Day and Night - Easy Phone Service (Fone Fácil)

Nationwide 24-hour call-center access, 7 days a week, with Electronic Voice-Response (EVR) technology and personalized calls in 70 regions.

Personalized calls are routed via Bradesco’s Data and Voice Network to call centers in São Paulo - Santa Cecília and Osasco - Headquarters.

Number of Calls - million

Number of Transactions - thousand

Financial Volume - In millions of reais

First-quarter highlights for 2004

An increase of 12.5% in electronic voice-response calls compared to the same period in 2003.
An increase of 8.9% in personalized service calls compared to the same period in 2003.
An increase of 1.8% in Financial Movement compared to the same period in 2003.
95.2% of personalized service call queries are resolved during the first contact.
592 thousand products and services were sold during the 3-month period.

Bradesco Day and Night - Internet Banking

The Bradesco Portal contains links to 26 related websites and Bradesco Internet Banking, online since May 31, 1996, is a worldwide benchmark for Home Banking services.

Since it was first launched, Bradesco Internet Banking has focused on innovating and deploying the largest number of online services possible for its customers.

At present, Bradesco Internet Banking offers its customers 242 different services for consumer customers and 187 for corporate customers, which can be accessed 24-hour a day, seven days a week anywhere on earth.

Transactions – thousand (*)

(*)	Via Internet Banking, ShopInvest, Cards, ShopCredit and Net Empresa.

Financial Volume – in millions of reais (*)

(*)	Via Internet Banking, ShopInvest, Cards, ShopCredit and Net Empresa.

Main Websites:

Bradesco Internet Banking	Internet Banking is an important and profitable customer relationship channel, providing access to all transactions carried out in the branches and generating benefits for both customers and stockholders.

ShopInvest Bradesco	Through ShopInvest, investors can access a variety of different information and trade shares in BOVESPA, even if they are not Bradesco account holders. ShopInvest stands out for its wide range of investment options, available in seven investment rooms: Shares; CDB; Funds; Real Estate; BM&F Savings Accounts and Vida e Previdência (Private Pension Plans).

ShopCredit	ShopCredit offers a complete portfolio of the Bank's credit lines and visitors can use a simulator to calculate amounts and terms in the Personal Credit, Consumer Financing (CDC), Leasing, Housing Loans and Finame (Moderfrota, Prefixado and Proleite) modes.

Bradesco Net Empresa	Companies can perform bank transactions online, optimizing the financial management of their businesses.

B2C (Business to Consumer)	In the wake of the success of Bradesco Electronic Trade, ShopFácil was launched in 2000, offering, among other services, “Meios de Pagamento Eletrônico Bradesco” (Bradesco Online Payment Methods) - the safest, most practical and economic way to shop online.

B2B (Business to Business)	Bradesco’s solutions in the B2B area comprise management tools for buyers, sellers and Bank, with B2B payment methods and a financial reconciliation module for the seller.

Internet Banking – Registered users - thousand

In the first quarter of 2004, there was a decrease of 246 thousand online customers registered as BCN Internet Banking users, who are currently in the process of being registered as Bradesco Internet Banking customers.

First-quarter highlights for 2004

Launching of the new Bradesco website layout.
Launching of the new Bradesco Empresa website.
Launching of the ShopFácil Empresa Portal.
Launching of AP Premiável NET Insurance.
Scheduled Transactions (Investment Funds, Transfers, Taxes and DOC/TED).

Services	First-quarter Position

Bradesco Internet Banking	6.2 million registered users. 75.5 million transactions carried out.

ShopInvest Bradesco	951 thousand registered users. 274 thousand transactions carried out.

ShopCredit	2.5 thousand transactions/operations carried out.

Bradesco Net Empresa	225,245 registered companies with 172,915 in operation. 3.7 million transactions/operations conducted.

B2C	367 thousand transactions/sales posted. 2,907 stores operating with Bradesco Online Payment Methods.

Cards	4.1 million transactions carried out.

Bradesco Internet Banking for the Visually Impaired	2,113 registered users.

Web Point	112 terminals installed.

Bradesco Net Express	1,892 companies connected. 747 thousand transactions carried out.

Infoemail	137 thousand registered users.

Infocelular	3,966 registered customers.

Mobile Banking (WAP)	165 thousand transactions carried out.

Processes	Details

Fale com o Bradesco (Talk to Bradesco)	The Bank offers an online communications channel through which customers can clarify doubts and send suggestions or complaints regarding Bradesco’s many different products and services.

Online Payment Methods	Online payment methods include: Electronic wallet (Bradesco debit cards, PoupCard and Bradesco Visa and MasterCard Credit Cards), Pagamento Fácil (Easy Payment), Boleto Bancário (Online Dockets), Inter-account Transfers and Bradesco Online Credit.

WebTA	Through this system data files can be transmitted over the Internet with maximum security.

Boleto Fácil (Easy Bill Payment)	Customers can use the Bradesco free Infoemail service to receive bills for payment via e-mail, as well as balance information, financial market news and other interesting information.

Donations	Aware of its social responsibility, Bradesco offers customers the opportunity to make online donations to a number of different charitable entities and institutions.

Online Shopping Portal - Consumers	Operating as a financial intermediary, the Bank offers secure payment methods for online commercial transactions facilitating the relationship between stores and consumers.

Online Shopping Portal - Corporate	A secure payment module permitting the effective financial settlement of transactions carried out between portal, marketplace and suppliers and purchasers via digital certification.

Other Bradesco Organization Websites:

• Bradesco - (www.bradesco.com.br)

• ShopInvest - (www.shopinvest.com.br)

• ShopCredit - (www.shopcredit.com.br)

• Investor Relations - (www.bradesco.com.br/ir)

• The Bradesco Card Website - (www.bradescocartoes.com.br)

• Bradesco Prime - (www.bradescoprime.com.br)

• Bradesco Foreign Exchange/Nikkei - (www.bradescocambio.com.br)

• Bradesco Consortium Purchase System - (www.consorciobradesco.com.br/)

• Bradesco Corporate Banking - www.corporatebradesco.com.br)

• Bradesco Private Banking - (www.bradesco.com.br/bradescoprivate)

• Bradesco NetEmpresa - (www.bradesco.com.br)

• Bradesco Empresas - (www.bradescoempresas.com.br)

• Bradesco Savings Bonds - (www.bradescocapitalizacao.com.br)

• Bradesco Custody - (www.bradescocustodia.com.br)

• Financial Channel - (www.canal.bradesco.com.br)

• Bradesco for University Students - (www.bradescouniversitarios.com.br)

• Finasa - (www.shopfacil.com.br/shopfacil/sf/index.asp/)

• The Bradesco Foundation - (www.fb.org.br)

• Bradesco Insurance - (www.bradescoseguros.com.br)

• Bradesco Healthcare - (www.bradescosaude.com.br)

• ShopFácil - (www.shopfacil.com.br/shopfacil/sf/index.asp)

• ShopFácil Corporate - (www.bradescoempresas.com.br)

• Bradespar - (www.bradespar.com.br)

• Bradesco Private Pension Plans - (www.bradescoprevidencia.com.br)

• Hospital Edmundo Vasconcelos - (www.hospitaledmundovasconcelos.com.br)

• The Bradesco Museum - (www.fb.org.br/museu/museu.asp)

Websites, Products and Services under Construction:

• Corporate Banking website (new version)

• MultiChannel CRM

• B2B Buyer and Vendor Financing

• B2B Payments Method System

Main Available Channel Services and Products

-Checking/savings accounts
-Account balances and statements: summarized, or in detail, by period
- Consultations	-Credit card balances and statements
-Investment balances and statements
-Bank charges and credit limits

-Dockets
-Public utility bills
- Payments/Scheduling of payments	-Taxes, fees and contributions
-Mobile phone credits
-Direct debit

-Between Bradesco accounts
- Transfers	-Other banks - DOC D; DOC E and TED
-Donations

-Changes to credit card limit
- Requests	-Checkbook
-Revolving credit
-Change of address

-Checking/savings accounts
- Withdrawals/Deposits	-Salary/INSS account
-Card

-Unblocking of cards
-Travellers Cheques
-Financial investments
- Other services	-Re-issue of payment receipts
-Personal loans/instant credit
-Advance receipt (Orpags)
-PIN substitution
-Sale of products and services

Cards

	Million

	2002	2003		2004

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Number of Cards	34.5	35.8	41.1	42.7
Credit	6.1	6.2	7.0	7.0
Debit	28.4	29.6	34.1	35.7
Average amount billed - in reais	3,746.2	3,650.3	4,808.4	4,658.6
Credit	2,363.1	2,350.9	2,761.9	2,704.9
Debit	1,383.1	1,299.4	2,046.5	1,953.7
Number of transactions	70.4	68.2	91.1	90.5
Credit	37.3	36.4	42.9	43.1
Debit	33.1	31.8	48.2	47.4

Credit Cards

The number of Bradesco credit cards grew by 13.1% in the first quarter of 2004, compared to the same period in 2003, while the Visa and MasterCard market grew by some 11.0%. This growth rate increased our market share from 15.0% in 2003 to 15.5% in 2004. First-quarter billings totaled R$ 2.7 billion, a growth rate of 15.1% as compared to the same period in 2003, and an 18.5% increase in the number of transactions.

Debit Cards

The number of debit cards increased by 20.7% in the first quarter of 2004, compared to the same period in 2003, confirming Bradesco’s leadership of the Visa Electron market.

In terms of billings, there was a significant 50.3% increase in comparison with 2003. These two indicators demonstrate clearly that Brazilians are changing their payment habits, substituting checks and cash for the use of debit cards. The commercial establishments are our allies in this market, since debit cards are preferred for their guaranteed liquidity, security and easy operation.

Following the acquisition of Banco BEM, the debit card base increased by 283.6 thousand cards.

Acquiring Market

The network of commercial establishments in Brazil, accredited by the Visa system, is administered by Companhia Brasileira de Meios de Pagamentos - Visanet, in which Bradesco has a direct capital holding of 39.7%. In the first quarter of 2004, Visanet processed some R$15.4 billion in transactions, including both credit and debit card billings, a 27.2% increase as compared to the same quarter in 2003. At present, Visanet has 667.1 thousand associated establishments nationwide. The Visa network is preferred by customers precisely because of the card’s wide market acceptance.

Credit Card Base - million

Credit Card Billings - In millions of reais

Market Share

Debit Card Base - million

Debit Card Billings - In millions of reais

International Area

The International Area operates under the following framework:

12 Operational Units in Brazil
Belo Horizonte, Blumenau, Campinas, Curitiba, Fortaleza, Manaus, Porto Alegre, Recife, Rio de Janeiro, Salvador, São Paulo and Vitória.

4 Support Outlets
Santos, Brasília, Belém and Franca

12 Units Abroad (Branches and Subsidiaries)
1 Branch in New York - Bradesco
4 Branches in Grand Cayman - Bradesco, BCN, Boavista and Mercantil
2 Branches in Nassau - Boavista and Banco Alvorada (formerly BBV Banco)
1 Subsidiary in Buenos Aires - Banco Bradesco Argentina S.A.
1 Subsidiary in Nassau - Boavista Banking Limited
1 Subsidiary in Luxembourg - Banco Bradesco Luxembourg S.A.
1 Subsidiary in Tokyo - Bradesco Services Co., Ltd.
1 Subsidiary in Grand Cayman - Cidade Capital Markets Ltd.

Over recent years, the Bradesco Organization has provided important incentives designed to increase Brazil’s foreign trade activities.

In similar manner, we highlight the substantial amount of US$ 4.7 billion, recorded at the end of the first quarter of 2004 in foreign exchange trading for exports. This corresponds to a 67% increase as compared to the same quarter in 2003.

Based on data available for the first two months of 2004, Bradesco’s share of the exchange market for exports totaled some 22.1%, an increase in performance of 15.7% compared to the 19.1% share obtained during the same period in 2003.

The financial volume of imports at the end of the first quarter totaled US$ 1.5 billion, some 10% more than the total of US$ 1.35 billion obtained for the same period in 2003. Market share at the end of the first two months of 2004 was 11.3%.

As a result of these increases, the International Area ended the first quarter with a balance of US$ 6.9 billion in export and import financing, foreign collateral provided and onlending to local customers.

Volume of Foreign Currency Trade - In billions of U.S. dollars

Export Market

Import Market

We present below the foreign trade portfolio balances at the end of the first quarter of 2004:

Export Financing	In millions of U.S dollars	In millions of reais

Advance on foreign exchange contracts - undelivered bills	1,675.2	4,871.1
Advance on export contracts - delivered bills	464.6	1,351.0
Prepayments	839.3	2,441.2
Onlending of funds borrowed from BNDES/EXIM	274.4	798.0
Exchange discounted in advance	15.4	44.9
Documentary drafts and bills of exchange in foreign currency	8.8	25.6
Indirect exports	6.1	17.6
Loans according to export incentive program (Proex)	0.1	0.2
Total export financing	3,283.9	9,549.6
Import financing
Foreign currency import loans	253.1	736.0
Exchange discounted in advance	77.4	225.1
Open import credit	62.1	180.5
Total import financing	392.6	1,141.6
Guarantees
International guarantees	45.6	132.6
Total international guarantees	45.6	132.6
Total export and import financing	3,722.1	10,823.8

The foreign exchange portfolio is financed by credit lines obtained from correspondent banks. The Bank also has a Commercial Paper program in the United States in the amount of US$ 190 million, as well as two foreign trade finance facilities, one with the Inter American Development Bank - IDB in the amount of US$ 110 million and the other with the International Finance Corporation - IFC in the amount of US$ 70 million.

At the end of March, approximately 97 U.S., European and Asian Banks had extended credit lines to Bradesco.

	March 31, 2004 - In millions of U.S dollars

	Assets	Stockholders' equity

Foreign Branches and Subsidiaries
Bradesco New York	767.8	139.5
Bradesco Grand Cayman	5,802.3	457.4
BCN Grand Cayman	411.1	139.9
Boavista Grand Cayman, Nassau and Banking Ltd. - Nassau	594.9	83.6
Cidade Capital Markets Ltd. - Grand Cayman	30.1	29.9
Bradesco Services Co. Ltd. - Tokyo	0.3	0.2
Mercantil Grand Cayman	266.5	123.5
Banco Bradesco Argentina S.A.	25.3	18.8
Banco Bradesco Luxembourg S.A.	272.1	126.8
Banco Alvorada (formerly BBV Banco) - Nassau	268.1	268.1

The core objective of the foreign branches and subsidiaries is to obtain funds in the international market for onlending to customers, principally through the financing of Brazilian foreign trade.

The main activity of the subsidiary Banco Bradesco Luxembourg S.A. is to provide additional services to private banking customers and to increase foreign trade operations.

At the end of the first quarter of 2004, as well as short-term funds obtained from correspondent banks for foreign trade financing, loans of US$ 219.6 million on a consolidated basis were raised by the Bradesco Organization through public and private placements in the international capital market, earmarked for foreign trade financing and working capital loans.

Profile of Public and Private Placements Abroad - Consolidated Bradesco

Funds Obtained Abroad

Issues	Currency	Million	Date Issued	Maturity

2002 - PUBLIC ISSUES - US$ 708.2 million
FxRN	US$	150	5.3.2002	5.3.2004
SUBORDINATED DEBT	US$	133.2	25.4.2002	17.4.2012
USCP	US$	150	17.6.2002	16.6.2003
FxRN	US$	100	18.9.2002	19.12.2002
FxRN	US$	175	17.12.2002	17.6.2003
PRIVATE ISSUES - US$ 247.4 million
2003 - PUBLIC ISSUES - US$ 2,347.3 million
FxRN	US$	250	14.1.2003	14.10.2003
FxRN (EUR 70 million)	US$	75.5	12.2.2003	12.8.2003
FxRN	US$	150	19.2.2003	19.12.2003
FxRN	US$	250	15.4.2003	2.7.2004
FxRN (EUR 100 million)	US$	106.8	16.4.2003	16.12.2003
FxRN	US$	75	15.5.2003	16.11.2004
USCP	US$	190	16.6.2003	15.6.2004
FxRN	US$	150	17.6.2003	20.12.2004
Securitization MT 100 - Fixed	US$	200	20.8.2003	20.8.2010
Securitization MT 100 - Floating	US$	200	20.8.2003	20.8.2010
Subordinated Debt	US$	500	24.10.2003	24.10.2013
FxRN	US$	100	2.12.2003	3.1.2005
FxRN	US$	100	26.12.2003	26.12.2006
- PRIVATE ISSUES - US$ 474.3 million
2004 - PUBLIC ISSUES US$ 100 million
FxRN	US$	100	3.2.2004	3.1.2007
- PRIVATE ISSUES - US$ 119.6 million

Spread Over Tbill

The Bradesco Organization had the following programs in March 2004:

Type	Currency	Million

EURO CP PROGRAM (Grand Cayman)	US$	300
EURO CD PROGRAM (Grand Cayman)	US$	1,000
MTN PROGRAM	US$	2,500
USCP	US$	190
TRADE FINANCE FACILITY (IDB/IFC)	US$	180
Total	US$	4,170

Capital Market

Underwriting Transactions

During the first quarter of 2004, Bradesco coordinated important transactions with debentures and promissory notes which totaled R$ 1.4 billion, comprising 78.8% of all issues registered at the Brazilian Securities Commission (CVM). No issues of shares in either the primary or secondary market were recorded during the quarter.

% Share of Transactions

Of the total number of floating and fixed-return transactions registered at CVM up to March 2004, Bradesco participated in 33.3% of debenture issues and 50.0% of promissory notes issues.

Origination and Distribution Ranking - ANBID (*) - March 2004

Origination/Distribution

Stock Ranking	Fixed Income Ranking	General Ranking

-	1st Bradesco	1st Bradesco
-	1st Unibanco	1st Unibanco
-	3rd Itaú BBA	3rd Itaú BBA
-	4th Banco do Brasil	4th Banco do Brasil
(*) National Association of Investment Banks.

Mergers, Acquisitions, Project Finance, Corporate Reorganization and Privatizations

In March 2004, ANBID published its Mergers & Acquisitions Ranking in which Bradesco was rated segment leader for the 2nd consecutive year in number of transactions, having completed a total of 8 operations.

ANBID Mergers & Acquisitions Ranking - ANBID - December 2003

Ranking - Number of Operations

Consultants	Ranking	Operations

Bradesco	1st	8
JP Morgan	1st	8
Unibanco	1st	8
Citigroup	4th	6

Continuing this trend, during the first quarter of 2004, Bradesco completed 3 operations in the Mergers and Acquisitions segment in the amount of some R$ 737.0 million.

Bradesco’s presence is also notable in Project Finance operations, acting as a financial advisor to major corporations operating in electric power generation and co-related projects, as well as in the structuring of the corresponding financings.

Structured Transactions

Recently integrated with the Capital Market Department, the Structured Transactions Area, operating in the Bradesco Corporate and Bradesco Empresas segments, will be responsible for the following:

  Development of structures used to segregate credit risks, through SPEs, Credit Acquisitions, Credit Assignment Funds (FDCs) and Certificates of Real Estate Receivables (CRIs).

  Structuring of properly protected medium and long-term financings based on pre-defined cash flows pursuant to specific covenants and guarantees which minimize the risks of each transaction.

  Development of structured solutions designed to meet the specific needs of companies, such as: less working capital requirements, increased liquidity, optimization of financial and tax costs, compliance with legal technical limits/financial covenants, sale of permanent assets and off-balance-sheet financings.

  Coordination of loan syndication processes, including the lengthening of refinanceable debts, structured by the Bank or third parties.

Collection and Tax and Utility Collections

Cash Management

Bradesco’s cash management solutions comprise a portfolio of more than 40 products designed to meet public and private sector customer management needs in the areas of receipts, payments, human resources and administration, ensuring that their bank transactions are carried out with speed and convenience, in line with superior quality standards (ISO 9001:2000) and security (electronic certification and sound cryptography). The innovations have secured the preference of a growing number of customers from all market segments and niches in diverse locations and different activity fields, using latest-generation technology means for connecting the Bank and its customers. We highlight, in particular, the following products:

Receipt Solutions

Bradesco Online Collection

The high efficiency standards of Bradesco’s online collection service generate confidence, minimizing costs and maximizing customer returns, covering all of their accounts receivable management needs. As a result of these features, Bradesco Collection is now market leader, generating other business opportunities for the Organization. Online collection is responsible for processing more than 98% of all documents registered in the Bradesco collection portfolio.

Tax and Utility Collections

Developed based on high standards of efficiency and quality, Bradesco’s tax and utility collections serve a dual purpose. On the one hand, they seek to provide customer satisfaction with appropriate and innovative solutions for the settlement of taxes, duties and contributions. On the other, they effectively interact with the different Government Departments in the federal, state and municipal spheres and with public utility concessionaires.

Bradesco’s tax and utility collection services are noted for the speed and security of the data transmitted and amounts collected.

Payment Solutions

Net Empresa, Pag-For and PTRB (Online Tax Payments)

As part of the same efficiency commitment, Bradesco’s payment solutions, deployed through the Net Empresa, Pag-For and PTRB products, meet all customer needs, facilitating supplier payments, tax settlements and electronic transfers, online or through the transmission of files with maximum speed and security.

During the quarter, an amount of R$ 85.2 billion was recorded for 24.1 million payment transactions, facilitating the management of Trade Accounts Payable for more than 232 thousand companies.

	In billions of reais

	2002	2003		2004

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Receipt solutions (1)	161.7	160.2	193.5	183.1
Payment solutions	65.8	64.8	96.7	85.2
Total	227.5	225.0	290.2	268.3
Taxes	19.0	19.1	23.8	24.0
Water, electricity, telephone, gas	3.4	3.5	4.6	4.5
Social security payments	4.4	3.3	6.4	5.0
Total Public Sector	26.8	25.9	34.8	33.5

	Number of transactions - million

	2002	2003		2004

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Receipt solutions (1)	171.1	165.6	210.9	203.9
Payment solutions	18.0	17.2	25.6	24.1
Total	189.1	182.8	236.5	228.0
Taxes	12.9	14.7	15.3	19.9
Water, electricity, telephone, gas	27.1	27.4	31.1	31.7
Social security payments (2)	12.7	9.3	12.0	11.3
Total Public Sector	52.7	51.4	58.4	62.9
(1)	Total movement (funds obtained, used, credits etc.).
(2)	Total beneficiaries: more than 4.098 million retirees and pensioners (corresponding to 19.13% of all those registered with the Brazilian Institute of Social Security - INSS).
Payment via direct debit
12.413 million - January to March 2003
12.983 million - January to March 2004

Growth - Receipt and Payment Solutions

Public Sector Growth

Stock, Custody and Controllership Services

Bradesco offers its customers the following quality services using an appropriate infrastructure and specialized personnel: custody of securities, controllership, DR-Depositary Receipt, BDR-Brazilian Depositary Receipt, as well as bookkeeping services for stocks, debentures and investment fund quotas. All these services are fully certified by ISO 9001:2000.

Bookkeeping of Assets

162	Companies comprise the Bradesco computer-registered share system, with 4.7 million shareholders.
27	Companies comprise the Bradesco computer-registered debenture system with a market value of R$ 14.7 billion.
16	Investment funds comprise the Bradesco computer-registered quota system, with a market value of R$ 1.1 billion.
2	Registered BDR Programs, with a market value of R$ 259.6 million.

Custody and Controllership

R$ 102.7 billion	In assets under custody for customers who use the Bradesco Custody services (Funds, Portfolios and DR).
R$ 125.1 billion	Comprises the total equity of the 620 investment funds and managed portfolios using the Bradesco Controllership services.
9	Registered DR Programs, with a market value of R$ 21.1 billion.

Growth of Assets under Custody - In billions of reais

Banco Finasa S.A.

Consolidated Balance Sheet - In millions of reais

	2002	2003		2004

	December	March	December	March

Assets
Current assets and long-term receivables	4,051	4,123	5,519	6,508
Funds available	-	1	4	15
Interbank investments	38	4	35	35
Securities and derivative financial instruments	16	15	12	91
Interbank accounts	19	17	20	27
Credit and leasing operations	3,745	3,813	5,036	5,761
Other receivables and other assets	233	273	412	579
Permanent assets	7	8	12	383
Total	4,058	4,131	5,531	6,891

Liabilities
Current and long-term liabilities	3,839	3,873	5,308	6,608
Demand, time and interbank deposits	3,502	3,523	4,746	5,976
Deposits received under security repurchase agreements and funds from the issuance of securities	6	3	-	-
Interbank accounts	-	2	-	24
Borrowings and onlendings	75	83	140	55
Derivative financial instruments	66	72	327	319
Other liabilities	190	190	95	234
Deferred income	3	16	21	19
Stockholders’ equity	216	242	202	264
Total	4,058	4,131	5,531	6,891

Consolidated Statement of Income - In millions of reais

	2002	2003		2004

	4thQtr.	1stQtr.	4thQtr.	1stQtr.

Income from lending and trading activities	350	362	209	483
Expenses for lending and trading activities	(211)	(213)	(229)	(262)
Gross profit from financial intermediation	139	149	(20)	221
Other operating income (expenses), net	(93)	(108)	(125)	(129)
Operating income	46	41	(145)	92
Non-operating income (expenses), net	-	(1)	-	-
Income before taxes and contributions	46	40	(145)	92
Taxes and contributions on income	(14)	(13)	49	(32)
Net income (loss) (*)	32	27	(96)	60
(*) Fourth quarter results for 2003 were affected by the mark-to-market adjustment of swaps (see Operating Performance).

Profile

Banco Finasa S.A., a wholly owned subsidiary of Banco Bradesco S.A., operates in the financing sector of new and used vehicles, consumer durables and services, focusing the retail sector, through Finasa Promotora de Vendas Ltda., which is responsible for securing customers and transactions.

During the quarter, the results of Banco Zogbi S.A. were consolidated. The total capital of this company was acquired by the Bradesco Organization, through Banco Finasa S.A. on November 6, 2003, as well as its subsidiaries Zogbi Leasing S.A. Arrendamento Mercantil, Zogbi Distribuidora de Títulos e Valores Mobiliários Ltda. and Promovel Empreendimentos e Serviços Ltda., Zogbi’s sales promotion company, responsible for securing and forwarding proposals for personal loans and consumer financing - CDC.

Designed to increase the volume of business, a number of agreements and operating partnerships were entered into for credit granting purposes, such as those with Ford Credit and Microsoft in 2002 and ABRAPAR, subsequent to approval by the Brazilian Association of Fiat Automobile Dealerships – ABRACAF, signed in 2003.

At the end of March, Finasa Promotora had 53 Branches and was present in 12,030 new and used registered vehicle dealerships and 2,193 stores selling furniture and home decor, tourism, auto parts and IT related equipment and software, among others. Promovel Empreendimentos e Serviços had 70 Branches present in 25,100 registered stores, selling construction materials, clothing, footwear and other goods.

Customers served by Banco Finasa totaled some 969 thousand, at March 31, 2004.

Measured by Austin Rating, Banco Finasa obtained the maximum “ AAA ” rating for financial soundness and a “ Low Risk ” long-term rating.

Operating Performance

At the end of March 2004, consolidated assets totaled R$ 6,891.0 million, a growth rate of 24.6% compared to December 2003 and 66.8% to March 2003. Concentrated in new and used auto financing, the balance of this portfolio, before allowance for loan losses, totaled R$ 5,475.3 million, an increase compared to December 2003 and March 2003 of 8.4% and 41.9%, respectively. The acquisition of Banco Zogbi totaled R$ 441.0 million in credit operations, of which R$ 179.1 million comprised commercial loans and R$ 261.9 million in financings.

Auto-financing production for the first quarter of 2004 totaled R$ 1,341.2 million, compared to R$ 786.4 million in the first quarter of 2003, an increase of 70.5%.

Consolidated Finasa reported first-quarter net income of R$ 59.7 million and stockholders’ equity of R$ 263.7 million.

We stress that the loss of R$ 95.4 million reported in the final quarter of 2003 was affected by the mark-to-market adjustment of swap transactions, in compliance with Central Bank Circular 3082.

These transactions are designed to hedge overall credit operations and were entirely successful from an economic viewpoint. However, from a formal standpoint, these transactions are not acceptable as hedges pursuant to the aforementioned legislation. As a result, the asset transactions to which they are a counter entry receive a different accounting treatment, ie, they are adjusted based on the rates established in the corresponding contracts, whereas swaps are marked to market.

A portion of the net effect of the mark-to-market adjustment of swaps carried out in 4Q03, was reversed in 1Q04, as presented below:

	In millions of reais

	2003	2004

	4th Qtr.	1stQtr.

Income before mark-to-market	42.9	36.7
Net effect of mark-to-market	(138.3)	23.0
Net income	(95.4)	59.7

Social Action

The Bradesco Organization maintains its support of sports activities through the FINASA Sports Program (PROGRAMA FINASA ESPORTES). Focusing on the formation, development and promotion of women’s basketball and volleyball, at March 31, the Program comprised 76 Sports Training Centers, 46 for volleyball and 30 for basketball 3,980 girls from 10 to 16 years of age have access to courts, uniforms, sports material, instructors and all the infrastructure required to practice these sports completely free of charge. The training centers are installed on the premises of private and state schools, at the City Hall sports complex in Osasco and at the Bradesco Foundation and SESI units. Participation in this program requires proof of regular school attendance and includes counseling on health issues, life quality, living in society, social behavior, citizenship issues and prevention of drug abuse. As well as these training centers, the Program also maintains competitive teams in all base categories (14 to 18 - year olds) and a senior Women’s Volleyball team called FINASA OSASCO, a benchmark in national sports.

Bradesco Insurance Group

Insurance

Consolidated Balance Sheet (*) - In millions of reais

	2002	2003		2004

	December	March	December	March

ASSETS
Current assets and long-term receivables	3,404	3,572	4,266	4,299
Securities	1,679	1,814	2,324	2,453
Insurance transactions and other accounts receivable	1,725	1,758	1,942	1,846
Permanent assets	2,021	2,054	2,807	2,855
Total	5,425	5,626	7,073	7,154

LIABILITIES
Current and long-term liabilities	2,738	2,854	3,482	3,456
Tax and social security contributions	587	591	626	601
Insurance-related payables	173	223	360	375
Other liabilities	366	352	494	425
Technical reserves	1,612	1,688	2,002	2,055
Minority interest	95	51	43	41
Stockholders’ equity of the parent company	2,592	2,721	3,548	3,657
Total	5,425	5,626	7,073	7,154

Consolidated Statement of Income (*) - In millions of reais

	2002	2003		2004

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Earned premiums	1,236	1,328	1,698	1,777
Retained claims	(941)	(1,035)	(1,365)	(1,514)
Selling expenses	(157)	(156)	(184)	(190)
Other operating income (expenses)	18	17	29	33
Contribution margin	156	154	178	106
Administrative costs	(162)	(169)	(212)	(187)
Taxes	(28)	(24)	(27)	(31)
Financial results	98	117	121	162
Operating income	64	78	60	50
Non-operating income	13	(7)	5	(1)
Results on investments in subsidiary and
associated companies	128	91	114	110
Minority interest	(7)	-	1	2
Income before taxes and contributions	198	162	180	161
Taxes and contributions on income	14	(9)	(7)	3
Net income	212	153	173	164
N.B. Includes insurance premiums issued by Bradesco Vida e Previdência S.A. (with VGBL).
(*) Includes: Bradesco Seguros, Indiana Seguros, Bradesco Saúde, União Novo Hamburgo de Seguros and Finasa Seguradora S.A.

Performance Ratios - %

	Years		1st Qtr.

	2002	2003	2003	2004

Claims ratio (1)	72.0	68.4	71.8	69.3
Selling ratio (2)	11.9	11.0	11.7	10.7
Combined ratio (3)	100.3	104.0	102.6	106.1
Expanded combined ratio (4)	94.6	96.5	96.8	97.2
Administrative expense ratio (5)	12.8	12.0	12.4	10.3
(1)	Retained claims (excluding withdrawals on life insurance from 2002 and withdrawals on VGBL from 2003)/earned premiums.
(2)	Selling expenses/earned premiums.
(3)	(Retained claims + selling expenses + administrative costs + taxes + other operating expenses)/earned premiums.
(4)	(Retained claims + selling expenses + administrative costs + taxes + other operating expenses)/(earned premiums + financial result on earned premiums).
(5)	Administrative expenses/earned premiums.

Insurance Premium Market Share (%)

Bradesco Seguros secured R$ 1.7 billion in premiums and maintained its industry leadership with a 24.1% market share. The insurance sector obtained a total of R$ 7.0 billion in premiums through February 2004.

Growth in Technical Reserves - In millions of reais

Growth in Guaranteeing Assets of Technical Reserves - In millions of reais

Earned Premiums by Insurance Line - In millions of reais

	2002	2003		2004

Line	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Health	596	618	681	729
Auto/RCF (a)	312	327	397	392
Life/AP(b)/VGBL(c)	227	265	514	529
Basic Lines	75	81	84	93
DPVAT(d)	26	37	22	34
Total	1,236	1,328	1,698	1,777
(a)	Optional third-party liability.
(b)	Personal accident.
(c)	Long-term life products.
(d)	Compulsory vehicle insurance.

In the first quarter of 2004, the Company’s earned premiums grew by 33.8% compared to the same quarter in 2003.

Earned Premiums by Insurance Line (%)

Retained Claims by Insurance Line - In millions of reais

	2002	2003		2004

Line	4th Qtr.	1th Qtr.	4th Qtr.	1th Qtr.

Health	518	522	615	662
Auto/RCF	224	249	313	329
Life/AP	98	107	112	165
Basic Lines	47	48	43	48
DPVAT	19	28	14	28
Total	906	954	1,097	1,232

Retained Claims by Insurance Line (%)

N.B Retained claims/earned premiums.

Selling Expenses by Insurance Line - In millions of reais

	2002	2003		2004

Line	4th Qtr.	1st Qtr.	4thQtr.	1st Qtr.

Health	18	19	21	23
Auto/RCF	58	61	75	71
Life/AP/VGBL	62	62	71	79
Basic Lines	19	14	17	17
Total	157	156	184	190

Selling Expenses by Insurance Line (%)

N.B expenses for selling/earned premiums.

Bradesco Insurance Group

Number of Policyholders - Thousand

Up to March 31, 2004, the average number of customers grew by 11.5% compared to the same period in 2003.

In the first quarter of 2004, Bradesco Saúde maintained its outstanding market position, especially in the corporate health insurance segment (source: ANS). Brazilian consumers are increasingly convinced that Health and Dental Insurance are the best alternatives for meeting their medical, hospital and dental care needs. At present, Bradesco Saúde has more than 2.4 million customers.

The increasing number of policyholders employed by micro, small and medium companies, as well as major corporations that have contracted Bradesco Saúde, confirms the insurance company’s high level of expertise and personalization in Corporate Insurance services, a distinct advantage in the Supplementary Health Insurance market.

More than 12 thousand companies in Brazil have acquired Bradesco Health Insurance. Out of Brazil’s 100 largest companies in terms of billings, 34 are Bradesco clients in the Health and Dental Health lines and out of the country’s 50 largest companies, 32% are Bradesco Saúde clients. (source: Exame Magazine’s Biggest and Best List, July 2003)

Finally, emphasis should also be given to the user-friendly nature of the Bradesco Saúde Portal (www.bradescosaude.com.br), which, in addition to providing information on available products, also offers access to a number of services for policyholders, prospects and brokers.

In February 2004, the Bradesco Insurance Group confirmed its outstanding position in the Brazilian Basic Line Insurance market, with a significant share of the overall market billings in this area.

In the Corporate Risk area, Bradesco ratified its position as one of the sector’s most important insurance companies with a considerable share of the main lines and as the principal insurance company of major national and international business conglomerates operating in the mining, oil, steel, agribusiness, paper and pulp, power, automobile, chemical and petrochemical, aluminum and aircraft industries.

In the mass market insurance segment, focusing on consumer and small and medium corporate customers, product line sales registered an important growth, in particular, Bradesco Bilhete Residencial, which achieved a record of 599,807 homes insured, an increase of 25.0% compared to the same quarter in 2003.

The launching of new products and the reformulation of others, in the pursuit to offer our customers best quality products on a permanent basis, made a significant contribution to the results achieved during the quarter.

In the Auto/RCF line, Bradesco maintained the number of policyholders and market leadership, confirming its technically correct pricing policy. Emphasis should also be given to the implementation of the differentiated services which add value to products, such as discounts given through the nationwide customer service networks and the increase in the number of relationships with brokers which are carried out exclusively online via the Internet.

Bradesco’s market share of the Auto/RCF portfolio up to February, 2004 was 15.5%.

Awards

Bradesco Seguros

Bradesco Seguros was ranked as one of the 100 companies who most invested in this area in Brazil in 2003, according to a study carried out by Info Magazine, specialized in technology. Indiana Seguros, another Bradesco Insurance Group company, was ranked among ”Brazil’s 100 Most Wired Companies“ in 2004.

Vida e Previdência (Private Pension Plans)(1)

Balance Sheet - In millions of reais

	2002	2003		2004

	December	March	December	March

ASSETS
Current assets and long-term receivables	17,400	19,055	24,920	26,364
Funds available	2	16	27	24
Interbank investments	18	18	20	-
Securities	16,923	18,661	24,438	25,781
Insurance operations and other accounts receivable	457	360	435	559
Permanent assets	251	252	249	248
Total	17,651	19,307	25,169	26,612
LIABILITIES
Current and long-term liabilities	16,536	18,126	23,451	24,805
Tax and social security contributions	420	349	627	655
Operating liabilities for insurance and private pension plans	156	72	160	200
Other liabilities	57	36	140	43
Technical reserves	15,903	17,669	22,524	23,907
Stockholders' equity	1,115	1,181	1,718	1,807
Total	17,651	19,307	25,169	26,612

Statement of Income - In millions of reais

	2002	2003		2004

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Retained premiums (except VGBL)	223	230	266	264
Variations in premium reserves	(30)	(24)	(19)	(10)
Earned premiums (except VGBL)	193	206	247	254
Earned premiums - VGBL	11	57	246	256
Total earned premiums	204	263	493	510
Retained claims	(124)	(190)	(141)	(198)
Expenses with benefits and redemptions - VGBL	-	-	(228)	(245)
Selling expenses - insurance	(55)	(56)	(63)	(72)
Other operating income (expenses)	28	35	58	64
Income from net contributions	321	151	494	359
Expenses with benefits/matured plans	(503)	(399)	(773)	(527)
Selling expenses - pension plans	(24)	(25)	(25)	(24)
Administrative expenses	(60)	(50)	(67)	(56)
Tax expenses	(3)	(3)	(3)	(7)
Financial income	1,273	1,242	1,068	1,007
Financial expenses	(1,007)	(825)	(623)	(634)
Equity income and expenses	2	2	2	2
Non-operating income (expense)	5	1	(2)	2
Income before taxes and contributions	57	146	190	181
Taxes and contributions on income	15	(48)	(71)	(60)
Net income	72	98	119	121
(1)Includes Bradesco Vida e Previdência S.A. and from June 2003, Alvorada Vida S.A. (formerly BBV Previdência e Seguradora Brasil S.A.).

Income from Plans - Market Share (%)

Since its foundation in 1981, Bradesco Vida e Previdência has recorded consistently high levels of growth, confirming its leadership of a sector which from the early nineties has shown considerable potential for expansion.

Income from its private pension plans, including VGBL, has grown some 41.2% per year over the last five years, enabling the company to maintain its leadership position with 31.9% of the market, the result of a sound product development policy structured around innovative and flexible options.

Products bearing the Bradesco Vida e Previdência hallmark reflect the company's efforts to remain ahead of its time, sensitive to future trends.

Growth in Technical Reserves - In millions of reais

Providing a secure option for participants, policyholders and beneficiaries, Bradesco Vida e Previdência has recorded an increasing growth rate in the volume of its technical reserves. During the quarter, technical reserves presented an increase of 6.1% as compared to the same period in 2003, highlighting the company's capacity to meet the commitments assumed.

Bradesco Vida e Previdência's unquestionable commitment to providing a care-free future for its participants has ensured its ranking as Brazil's largest listed supplementary pension plan company.

Growth in Guaranteeing Assets of Technical Reserves - In millions of reais

Private Pension Plan and VGBL Investment Portfolio - Market Share (%)

Reflecting the growth in income from private pension plans, Bradesco Vida e Previdência ended the first quarter of 2004 with a high level of capitalization. The investment portfolio presents an ongoing growth in financial volume and results, guaranteeing full coverage of technical reserves.

The company's success and commitment to the implementation of its policies are confirmed by its 49.1% share of this segment, one of most important market indicators.

Increase in Number of Participants - Thousand

N.B includes VGBL long-term life products

During the period, Bradesco Vida e Previdência signed new contracts for individual and company plans, which accounted for a 0.7% increase in the number of participants compared to the performance recorded for 2003. Total plan participants surpassed the 1.3 million mark.

Savings Bonds (1)

Balance Sheet - In millions of reais

	2002	2003		2004

	December	March	December	March

ASSETS
Current assets and long-term receivables	1,776	1,863	2,621	2,639
Securities	1,664	1,787	2,427	2,547
Accounts receivable and other accounts receivable	112	76	194	92
Permanent assets	340	342	20	20
Total	2,116	2,205	2,641	2,659

LIABILITIES
Current and long-term liabilities	1,884	1,930	2,239	2,286
Tax and social security contributions	205	178	367	257
Other liabilities	84	96	18	73
Technical reserves	1,595	1,656	1,854	1,956
Stockholders' equity	232	275	402	373
Total	2,116	2,205	2,641	2,659

Statement of Income - In millions of reais

	2002	2003		2004

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Income from savings bonds	339	249	315	306
Variation in technical reserves	(170)	(35)	(78)	(50)
Redemption of bonds	(169)	(197)	(256)	(273)
Bonds redeemed	(164)	(191)	(250)	(261)
Winning bonds	(5)	(6)	(6)	(12)
Financial income, net	38	58	87	107
Administrative expenses	(19)	(17)	(26)	(19)
Equity results	47	2	14	3
Non-operating income	3	-	39	(1)
Income before taxes and contributions	69	60	95	73
Taxes and contributions on income	(7)	(19)	(29)	(24)
Net income	62	41	66	49
(1) Includes: Bradesco Capitalização and Atlântica Capitalização (formerly BCN Capitalização).

Savings Bonds

Bradesco Capitalização’s outstanding position in the premium bond market is the result of its transparent operating policy, which is focused on the deployment of products in line with potential consumer demand.

The company is consolidating its outstanding position in diverse regions and holds a leadership position in five Brazilian states, according to the latest figures for February published by SUSEP. The company’s market share in these states was as follows: 33.9% in Bahia, 33.1% in Amazonas, 31.6% in Pará, 24.7% in Santa Catarina and 23.8% in São Paulo.

In pursuit of a bond which is suited to its customers’ different profiles and budgets, the company developed a number of products varying in accordance with the type of payment (single or monthly), contribution terms, regularity of draws (weekly or monthly) and related prize amounts. This phase brought the company closer to the general public and consolidated the success of its popular ”Pé Quente“ (Lucky Bond) savings bond series.

Bradesco Capitalização was the first private savings bond company in Brazil to receive ISO 9002 certification and in December 2002 this certificate was upgraded to the 2000 Version ISO 9001:2000. This certification from Fundação Vanzolini attests to the management quality of Bradesco savings bonds and confirms the principles on which their creation was based: good products, good services and continuous growth.

Income from Plans - Market Share (%)

Technical Reserves - Market Share (%)

Growth in Technical Reserves - In millions of reais

Bradesco Capitalização’s fast-growing volume of technical reserves totaled R$ 1.95 billion in March, a growth rate of 18.1% compared to the same period in 2003. According to data for February published by SUSEP, the company has 24.0% of the total market volume of technical reserves.

These results transmit confidence and confirm the company’s financial soundness and capacity to honor the commitments assumed with its customers.

Growth in Assets Guaranteeing Technical Reserves - In millions of reais

Number of Customers - Thousand

In line with its customer loyalty building policy focused on quality customer service and the offer of innovative products, the number of Bradesco Capitalização customers in March 2004 had grown by 7.8% in comparison with March 2003, totaling 2.8 million.

Outstanding Savings Bonds Bradesco Costumers - thousand

Outstanding Savings Bonds - transfer of draw participation rights - thousand

Total Outstanding Savings Bonds - thousand

The outstanding savings bond portfolio also presented a significant increase of 505.5% compared to the same quarter in 2003, with more than 44 million outstanding bonds. Of this amount, 89.6% are certificates with ”Transfer of Draw Participation Rights“, which were sold via partnership agreements with companies in different market segments, including Bradesco Cartões, Bradesco Vida e Previdência, Banco Finasa, etc. Since the purpose of this type of savings bond certificate is to add value to partners’ products or to provide incentives for customer payments, these are low-priced bonds sold with reduced terms and grace periods and at a lower unit purchase price.

Leasing Companies

At March 31, 2003, the Bradesco Organization had the following leasing companies: Bradesco BCN Leasing S.A. Arrendamento Mercantil, Potenza Leasing S.A. Arrendamento Mercantil, Bancocidade Leasing Arrendamento Mercantil S.A., Alvorada Leasing Brasil S.A. Arrendamento Mercantil, formerly BBV Leasing Brasil S.A. Arrendamento Mercantil and Zogbi Leasing S.A Arrendamento Mercantil.

Balance Sheet in Aggregate - In millions of reais

	2002	2003		2004

	December	March	December	March

ASSETS
Current assets and long-term receivables	3,372	4,818	5,061	5,217
Funds available	6	6	2	4
Interbank investments	1,568	3,023	2,153	2,273
Securities and derivative financial instruments	10	21	1,171	1,254
Leasing operations	1,533	1,269	1,372	1,305
Allowance for leasing losses	(148)	-	(114)	(119)
Other receivables and other assets	403	499	477	500
Permanent assets	40	37	41	39
Total	3,412	4,855	5,102	5,256

LIABILITIES
Current and long-term liabilities	1,706	2,964	3,022	3,056
Interbank deposits	266	144	-	-
Securities received under security repurchase agreements
and funds received from issuance of securities	59	1,454	1,650	1,703
Borrowings and onlendings	240	242	253	233
Derivative financial instruments	14	11	22	20
Subordinated debt	630	638	628	625
Other liabilities	497	475	469	475
Stockholders' equity	1,706	1,891	2,080	2,200
Total	3,412	4,855	5,102	5,256

Statement of Income - In millions of reais

	2002	2003		2004

	4th Qtr.	1th Qtr.	4th Qtr.	1th Qtr.

Income from lending and trading activities	134	195	345	415
Expenses for lending and trading activities	(34)	(84)	(246)	(304)
Gross profit from financial intermediation	100	111	99	111
Other operating income (expenses), net	(37)	(25)	(30)	(14)
Operating income	63	86	69	97
Non-operating income	6	3	4	1
Income before taxes and contributions	69	89	73	98
Tax and contributions on income	8	102	(25)	(37)
Net income	77	191	48	61

Corporate Reorganization

In 2003, the Bradesco Organization changed the organizational structure of the Leasing Companies as follows:

  In February, BCN Leasing Arrendamento Mercantil S.A. incorporated Bradesco Leasing S.A. Arrendamento Mercantil and changed its name to Bradesco BCN Leasing S.A. Arrendamento Mercantil.

  In April, Bradesco BCN Leasing incorporated Finasa Leasing Arrendamento Mercantil S.A.

  In September, Bradesco BCN Leasing acquired the leasing portfolio of BBV Leasing Brasil S.A. Arrendamento Mercantil - now named Alvorada Leasing Brasil S.A. Arrendamento Mercantil - and, following the capital increase of R$ 350 million in Bancocidade - Leasing Arrendamento Mercantil S.A., became its controlling stockholder.

  In October, the capital of Boavista S.A. Arrendamento Mercantil was partially spun off and the spun-off portion of R$ 195 million was incorporated by Bancocidade - Leasing Arrendamento Mercantil S.A.

  In December, Boavista S.A. Arrendamento Mercantil was incorporated by Banco Boavista InterAtlântico S.A.

Stockholders' equity

In March 2003, non-recurring income in the amount of R$ 132.5 million was recognized in Potenza Leasing S.A. Arrendamento Mercantil, derived from deferred tax assets recorded on prior-year tax losses and negative bases of social contribution.

Leasing Performance - Consolidated Bradesco

Bradesco's leasing operations are carried out through Bradesco BCN Leasing S.A. Arrendamento Mercantil, Banco Finasa S.A. and Zogbi Leasing S.A. Arrendamento Mercantil.

At March 31, 2003, leasing operations brought to present value totaled R$ 1,374.9 million, with a balance of R$ 27.7 million receivable in operating leases.

According to the Brazilian Association of Leasing Companies (ABEL), the Bradesco Organization is one of the sector’s leaders, with a 14.6% market share (base date: February 2004). This sound performance is rooted in its Branch Network integrated operations and the maintenance of its diversified business strategies in various market segments, in particular, the implementation of operating agreements with major industries, mainly in the heavy vehicle and machinery/equipment sectors.

The following pie graph presents the composition of Bradesco's consolidated leasing portfolio by types of asset.

Portfolio by Types of Asset at March 31, 2004

Bradesco Consorcios (Consortium purchase system)

Administradora (management company)

Balance Sheet - In thousands of reais

	2003				2004

	March	June	September	December	March

ASSETS
Current assets and long-term receivables	21,905	22,521	19,956	26,369	36,744
Securities	18,118	18,853	17,333	25,509	35,788
Other receivables	3,787	3,668	2,623	860	956
Permanent assets	694	726	731	740	747
Total	22,599	23,247	20,687	27,109	37,491

LIABILITIES
Current and long-term liabilities	11,686	11,446	6,456	7,902	8,859
Amounts receivable from former groups now closed	4,889	5,090	5,292	5,450	5,560
Other liabilities	6,797	6,356	1,164	2,452	3,299
Stockholders’ equity	10,913	11,801	14,231	19,207	28,632
Total	22,599	23,247	20,687	27,109	37,491

Statement of Income - In thousands of reais

	2003				2004

	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	1st Qtr.

Income on commission and fees	194	3,820	8,437	13,682	15,335
Taxes payable	(32)	(280)	(591)	(947)	(903)
Financial income	368	510	560	709	919
Administrative expenses (including personnel expenses)	(1,661)	(1,461)	(1,632)	(2,496)	(1,933)
Selling expenses	(3,902)	(1,231)	(3,104)	(3,276)	(2,088)
Other operating (expenses) income	17	50	(1)	102	47
Income before taxes and contributions	(5,016)	1,408	3,669	7,774	11,377
Taxes and contributions on income	1,637	(521)	(1,248)	(2,799)	(1,950)
Net income (loss)	(3,379)	887	2,421	4,975	9,427

Quarterly Results – 2003 and 2004

Consortium Groups

Balance Sheet - In thousands of reais

	2003				2004

	March	June	September	December	March

ASSETS
Current assets and long-term receivables	1,566	19,342	49,809	85,235	124,366
Amount offset	123,557	1,465,378	2,750,813	4,101,186	4,436,832
Total	125,123	1,484,720	2,800,622	4,186,421	4,561,198

LIABILITIES
Current and long-term liabilities	-	233	1,595	4,933	12,260
Stockholders’ equity	1,566	19,109	48,214	80,302	112,106
Amount offset	123,557	1,465,378	2,750,813	4,101,186	4,436,832
Total	125,123	1,484,720	2,800,622	4,186,421	4,561,198

Operations

On December 9, 2002, Bradesco Consórcios commenced the sale of consortium quotas to Bradesco employees and on January 21, 2003 sales were extended to the Bank’s account holders and non-account holders and the consortium purchase system included as part of the Bradesco Organization’s product portfolio. At March 31, 2004, a total of 72 thousand consortium quotas had been sold, with billings in excess of R$ 2.3 billion, 8,245 participants had been selected by bid or draw and 4,273 items had been delivered to members comprising 370 groups. 59 new groups were formed during the first quarter of 2004.

The company uses all the facilities of the Bradesco Organization customer service network to commercialize the products offered.

Mission

The company’s mission is to manage consortium plans and groups for consumer and corporate purchasers regardless of whether they are Bradesco account holders or not, and to operate in the car, truck, tractor and combine harvester segment, as well as in real estate, maintaining excellent standards in the quality of the services offered and in consortium system practice, pursuant to regulations determined by the Brazilian Central Bank and in line with the Bradesco Organization’s philosophy.

Segmentation

The Bradesco Organization’s entry into this segment is part of its strategy to offer the most complete range of product and services possible to its customers.

Providing all income brackets with the opportunity to purchase items through the consortium quota system, filling a market lacuna at accessible prices, especially considering, as regards the country’s present housing deficit, real estate products.

The Consortium segment is a complementary niche to regular banking activities and at present there are 3.2 million(*) consortium group members nationwide. According to information gathered, only 15%(*) of vehicles sold in Brazil are sold via the Consortium method.

The automotive sector presented growth of 4.9% in February 2004, increasing from 2.65 million consortium group members in 2003 to 2.78 million members in 2004. The number of winning members selected by bid or by draw grew from 114.2 thousand in the first 2-month period of 2003 to 115.9 thousand in the same period of 2004.

Growing continuously over the last five years, the real estate sector presented a 62.5% increase in winning members selected by bid or by draw in the first two months of 2004 compared to the same period in 2003. Bradesco Consórcios, placed 3rd in the Real Estate ranking for February 2004, according to statistical data released by the Brazilian Central Bank, now aims to achieve leadership of this segment in the first half of 2004, through its sales campaign of real estate consortium quotas.

(*) Source: ABAC-Brazilian Association of Consortium Group Management Companies (February 2004).

Representation

Within this segment, Bradesco plays a central role in providing Brazilians with the opportunity to acquire consumer durables and real estate.

In less than a year, Bradesco Consórcios won the Marketing Best 2003 award, confirming that good ideas, a sound product and considerable effort, are capable of leveraging our medium and long-term results, with positive effects on our capacity to secure new customers.

Bradesco S.A. - Corretora de Títulos e Valores Mobiliários

Balance Sheet - In millions of reais

	2002	2003		2004

	December	March	December	March

ASSETS
Current assets and long-term receivables	155,789	145,320	319,850	320,961
Fonds Available	25	14	15	15
Interbank investments and securities	81,660	85,763	65,586	62,397
Other receivables and other assets	74,104	59,543	254,249	258,549
Permanent assets	18,004	18,287	20,310	21,084
Total	173,793	163,607	340,160	342,045
LIABILITIES
Current and long-term liabilities	88,068	73,865	274,569	271,781
Other liabilities	88,068	73,865	274,569	271,781
Stockholders' equity	85,725	89,742	65,591	70,264
Total	173,793	163,607	340,160	342,045

Statement of Income - In millions of reais

	2002	2003		2004

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Income from lending and trading activities	4,224	4,453	4,294	2,498
Gross profit from financial intermediation	4,224	4,453	4,294	2,498
Other operating income (expenses), net	1,075	313	1,146	5,113
Operating income	5,299	4,766	5,440	7,611
Income before taxes and contributions	5,299	4,766	5,440	7,611
Taxes and contributions on income	(1,799)	(1,620)	(1,818)	(2,561)
Net Income	3,500	3,146	3,622	5,050

At the end of the first quarter, Bradesco Corretora maintained its outstanding position in the Capital Market.

We present below a summary of the main activities carried out during the quarter.

Bradesco Corretora ended the year ranked 9th among the 90 brokerage firms operating in the São Paulo Stock Exchange (BOVESPA). During the quarter, services were provided to 57,813 investors and 101,820 buy and sell orders were carried out for a total financial volume of R$ 4.7 billion. The Corretora participates with BOVESPA in the “Bovespa vai até você” campaign in an important effort to raise public awareness regarding the benefits of investing in the stock market.

Bradesco Corretora negotiated 730.3 thousand contracts in the Mercantile and Futures Exchange (BM&F) for a financial volume of R$ 80.0 billion, ranking the Corretora 26th out of more than 80 participants. The Corretora has centered its efforts on the continued expansion of its business, as well as promoting the futures market. In the agricultural area, the Corretora acts directly in the country’s main production centers, through visits, seminars and participation in agricultural fairs and expos. In conjunction with the BM&F, the company sponsored visits to the exchange and Bradesco Corretora in São Paulo by investors from all over the country. At the same time, the company hosted numerous visits by farmers, teachers, opinion-makers and brokers from the physical commodities market.

Online web trading for the quarter totaled 59,785 orders with a financial volume of R$ 355.7 million, comprising 3.2% of all Home-Broker operations carried out in BOVESPA and placing the Corretora fifth in the overall ranking. The customer base increased by 13.3% with more than 2,564 new customers registered during the quarter and more than 12,672 e-mails received.

As a result of its role in Public Offerings of Share Purchases, Special Operations, Stock Swapping Auctions and Privatization Auctions, Bradesco Corretora continues in its important market position, with a financial volume of R$ 642.3 million for the quarter.

Bradesco Corretora offers an investment analysis service, operating in conjunction with Banco Bradesco’s economic area, delivering main market performance reports, suggested stock portfolios and a comprehensive stock guide.

The company also offers a non-resident investor representation service for transactions carried out in the financial and capital markets, in accordance with the provisions of CMN Resolution 2689/2000, of January 26, 2000.

Net income recorded for the quarter totaled R$ 5 million.

Stockholders' equity at the end of the quarter increased to R$ 70 million, corresponding to 20.47% of total assets of R$ 342 million.

Information - Trading at BM&F and BOVESPA

	2002	2003		2004

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

BM&f
Ranking	29th	26th	29th	26th
Contracts traded (million)	0.3	0.4	0.4	0.7
Financial volume (in billions of reais)	39.1	53.9	45.0	80.0
Stock Exchange
Ranking	5th	9th	10th	9th
Number of investors	13,006	14,781	16,802	57,813
Number of orders executed	58,180	50,792	88,365	101,820
Volume traded (in billions of reais)	2.6	1.9	3.8	4.7
Home Broker
Ranking	4th	4th	5th	5th
Registered customers	14,334	15,127	19,223	21,787
Orders executed	36,806	30,454	51,633	59,785
Volume traded (in millions of reais)	194.3	167.6	319.9	355.7

Bradesco Securities, Inc.

Balance Sheet - In thousands of reais

	2002	2003		2004

	December	March	December	March

ASSETS
Current assets and long-term receivables	3,464	2,825	64,587	64,255
Funds available	574	414	2,041	424
Interbank investments	-	2,354	970	2,912
Securities and derivative financial instruments	2,829	-	60,544	60,894
Other receivables and other assets	61	57	1,032	25
Permanent assets	140	127	70	56
Total	3,604	2,952	64,657	64,311

LIABILITIES
Current and long-term liabilities	172	216	158	433
Other liabilities	172	216	158	433
Stockholders' equity	3,432	2,736	64,499	63,878
Total	3,604	2,952	64,657	64,311

Statement of Income - In thousands of reais

	2002	2003		2004

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Gross profit from financial intermediation	5	9	3,552	720
Other operating income (expenses), net	(329)	(530)	355	(652)
Operating income (expense)	(324)	(521)	3,907	68
Net income (loss)	(324)	(521)	3,907	68

Bradesco Securities, Inc., a wholly owned subsidiary of Banco Bradesco, operates as a broker dealer in the United States. The company's activities are focused on the intermediation of share purchases and sales, with emphasis on ADR operations. The company is also authorized to operate with Bonds, Commercial Paper and Certificates of Deposit, among others, and to provide Investment Advisory services. This Bradesco initiative was motivated by more than 90 programs involving ADRs of Brazilian companies traded in New York and by the growing interest of foreign investors in the emerging markets and is designed to offer support for global economy investors who invest part of this flow in countries such as Brazil.

Designed to provide leverage to its brokerage transactions abroad, Bradesco Securities, Inc. increased company capital in the amount of US$ 20 million in May 2003.

Banco Bradesco obtained Financial Holding Company status from the Board of Governors of the Federal Reserve System, on January 30, 2004, which will permit the expansion of Bradesco Securities’ activities.

This status, given based on a rigorous analysis of various aspects determined in US banking legislation, including Bradesco’s high level of capitalization and the quality of its Management, will allow the Bank, either directly or through its subsidiaries, to operate in the US market, carrying out financial activities under the same conditions as local banks, in particular the following:

  Underwriting, private placement and market-making

  Acquisitions, mergers, portfolio management and financial services (merchant banking)

  Administration of mutual fund portfolios

  Sale of insurance

Accordingly, Banco Bradesco has strengthened its role in the Investment Banking segment, increasing opportunities for exploiting various financial activities in the US market and contributing to the increase in the volume of transactions carried out with Brazilian companies.

Awards

For the second time in a row, Bradesco received the Quality Seal (Selo Animec Companhia Aberta 2003) given annually by the National Association of Capital Market Investors – ANIMEC to institutions recognized for their transparency, the respect shown to stakeholders and application of good corporate governance practices. Bradesco also received the Top 5 award from MZ Consult, a financial services consultancy, which rates Brazil’s best Investor Relations websites.

A study prepared by the consulting firm Economática, in eight Latam countries and the U.S., revealed that Bradesco was the Bank with the best dividend distribution policy in 2003.

The Bank was overall winner of the 2004 edition of the 100 Most-wired Companies in Brazil poll organized by Info Exame magazine. As well as leading the overall ranking, Bradesco was also considered the banking sector’s most-wired company. Bradesco Seguros also appears in the same ranking.

Bradesco was also recognized as Brazil’s Best Foreign Exchange Bank by Global Finance magazine and by the Investidor Institucional magazine as best fund manager focused on institutional clients, with the largest number of products rated excellent, in the ranking prepared by the Risk Office consultancy.

Sociocultural Events

During the first quarter of 2004, Bradesco gave support to a number of different social projects throughout Brazil. These consisted of cultural, regional, sector or professional venues, including trade fairs, seminars, conventions and community events.

In commemoration of the city of São Paulo’s 450th anniversary, Bradesco sponsored a retrospective exhibition of Picasso (Picasso na Oca – uma retrospectiva). This was the largest exhibition of the art of the Spanish genius Pablo Picasso ever to be shown in Latin America, with 124 works from the Picasso Museum in Paris on show. During certain weeks, the doors to the exhibition were opened to the public for free. Bradesco was this important event’s exclusive sponsor.

During the first quarter, Bradesco was present once again at the Summer Festival and Carnival in Salvador (BA) and at the Grape Festival in Caxias do Sul (RS). The Organization also gave support to the ExpoAgrodinâmica in Não Me Toque (RS), the Comigo Agrishow in Rio Verde (GO) and the Expogrande Agricultural Fair in Campo Grande (MS).

In the educational area, the Bradesco Foundation opened its 40th School on the outskirts of the town of Osasco, São Paulo. The new unit will attend two thousand students in 2004. In February, three students from the Foundation’s Schools in Irecê (BA), Paranavaí (PR) and Vila Velha (ES) were prize winners at the Literary Competition (Um Poema Chamado Brasil) organized by the Ministries of Education and Culture, UNESCO and Fiat. The competition was created to encourage students to express their feelings on life in Brazil through poetry writing, chronicles and short stories.

The first Sunday in March was National Voluntary Action Day at the Bradesco Foundation’s 40 Schools throughout Brazil. More than 300 thousand people from underprivileged communities took part in 650 activities carried out in the health, citizenship, art, environment, technology, sports and leisure areas. More than 7 thousand volunteers were involved, including students, teachers and support staff, as well as professionals such as doctors, dentists, nutritionists, nurses, psychologists and lawyers.

Fundação Bradesco - The Bradesco Organization’s Social Arm

Background

The Bradesco Foundation, a not-for-profit entity, headquartered at Cidade de Deus, Osasco (SP), was founded in 1956 and declared to be of Federal Public Utility by Decree 86,238, on July 30, 1981.

Convinced that education lies at the roots of equal opportunity and personal and collective fulfillment, the Bradesco Foundation currently maintains 40 schools installed as priority in the country’s most underprivileged regions, in all of Brazil’s states and in the Federal District.

Objectives and Goals

Through its pioneer action in private social investment, the Bradesco Foundation’s chief mission is to provide formal, quality education to children, young people and adults ensuring that they receive the qualifications required to achieve personal fulfillment through their work and the exercising of their rights and duties as citizens.

Accordingly, the Foundation has expanded its activities yearly, increasing the number of students matriculated in its schools from 13,080 to more than 105,000 over the last twenty-four years. The Bradesco Foundation schools offer education free-of-charge at pre, junior and high school levels, as well as basic professional and technical training in IT, electronics, industry, management and agriculture and livestock raising. Distance learning is also offered as part of its Youth and Adult Education programs.

Important Events

The 40th Bradesco Foundation School, in Jardim Conceição, Osasco (SP), opened its doors on March 16 this year, with modern facilities and the capacity to attend some 2,000 students from the local community.

On March 7, all the Foundation Schools took part in Brazil’s ”National Voluntary Action Day“. More than 300 thousand people benefited from activities promoted in the leisure and entertainment, education, culture, sports, healthcare, community development and citizenship action areas. Seven thousand volunteers were involved, including students, parents, support staff, teachers and professionals from partner organizations, providing more than 600 quality services to community members residing in the vicinity of the Foundation schools.

School Locations

The majority of the Foundation's educational units are located on the outskirts of major cities or in rural areas where there is a significant lack of educational and welfare assistance. Thousands of students in all four corners of Brazil are given the opportunity to study at the Foundation schools.

School	Students	School	Students
Aparecida de Goiânia - GO	2,163	Paragominas - PA	2,323
Bagé - RS	2,129	Paranavaí - PR	1,869
Boa Vista - RR	1,940	Pinheiro - MA	2,220
Bodoquena - MS	1,136	Propriá - SE	2,031
Cacoal - RO	2,152	Registro - SP	2,344
Campinas - SP	4,707	Rio Branco - AC	2,224
Canuanã - TO	1,311	Rio de Janeiro - RJ	4,108
Caucaia - CE	2,140	Rosário do Sul - RS	840
Ceilândia - DF	3,163	Salvador - BA	2,070
Cidade de Deus - Osasco, SP		São João Del Rei - MG	2,043
• Unit I	4,009	São Luís - MA	2,444
• Unit II	2,816	Teresina - PI	2,220
• Basic Supplementary Education Telecenters in Companies	7,004	Vila Velha - ES	1,992
• Professional Training Centers	6,068
Conceição do Araguaia - PA	2,264
Cuiabá - MT	2,358
Feira de Santana - BA	539	Basic Professional Education
Garanhuns - PE	584	Rural Area - Artificial Insemination
Gravataí - RS	3,273
Irecê - BA	2,447	Cáceres - MT	200
Itajubá - MG	2,386	Campinas - SP	400
Jaboatão - PE	2,498	Campo Grande - MS	200
Jardim Conceição - SP	2,375	Goiânia - GO	200
João Pessoa - PB	2,058	Igarapé - MG	200
Laguna - SC	2,143	Ilhéus - BA	100
Macapá - AP	2,051	Uberaba - MG	440
Maceió - AL	2,489
Manaus - AM	2,883	Subtotal	1,740
Marília - SP	3,710
Natal - RN	2,215	Total(*)	107,479
(*) Projected for 2004.

The Bradesco Foundation - An Educational Project of the Size of Brazil

Financing

The Bradesco Foundation activities are funded exclusively by resources from its own income and donations made by the Bradesco Organization Companies.

Investments in 2003	R$ 138.3 million
Budget for 2004	R$ 148.3 million

Courses - Grades - Forecast for 2004

	Students	% of total

Infant	3,536	3.30
Junior and Middle	30,653	28.52
High School and Technical/Vocational Training	16,631	15.47
Youth and Adult Education	21,705	20.19
Basic Professional Training	34,954	32.52
Total	107,479	100.0

Student Profile - Base: December 2003

Increase in Student Numbers

Statement of Social Responsibility For the First Quarter - 2004 and 2003

1) Calculation basis

	1Q04 (in thousands of reais)	1Q03 (in thousands of reais)

Net revenue (RL) (1)	2,769,320	2,553,855
Operating income (RO)	798,864	1,139,974
Gross payroll (FPB)	1,177,258	1,053,175

2) Internal social indicators

	In thousands of reais	% of FPB	% of RL	In thousands of reais	% of FPB	% of RL

Meals	108,446	9.2	3.9	91,881	8.7	3.6
Compulsory social charges	226,641	19.3	8.2	185,316	17.6	7.3
Private pension plans	53,047	4.5	1.9	48,398	4.6	1.9
Healthcare insurance	51,863	4.4	1.9	44,465	4.2	1.7
Safety and medical care in the workplace	-	-	-	-	-	-
Education	-	-	-	-	-	-
Culture	-	-	-	-	-	-
Professional qualification and training	10,297	0.9	0.4	10,003	0.9	0.4
On-site child care and child-care benefit	10,141	0.9	0.4	7,016	0.7	0.3
Employee profit sharing	45,240	3.8	1.6	42,030	4	1.6
Other	12,413	1.0	0.3	9,192	0.9	0.4
Total - Internal social indicators	518,088	44.0	18.6	438,301	41.6	17.2

3) External social indicators

	In thousands of reais	% of RO	% of RL	In thousands of reais	% of RO	% of RL

Education	16,653	2.1	0.6	15,730	1.4	0.6
Culture	3,191	0.4	0.1	3,083	0.3	0.1
Health and basic sanitation	736	0.1	-	973	0.1	-
Sports	1,525	0.2	0.1	1,043	0.1	-
Prevention of hunger and food security	516	0.1	-	516	-	-
Other	853	0.2	-	647	0.1	-
Total contribution to society	23,474	3.1	0.8	21,992	2.0	0.7
Taxes (excluding social charges)	606,710	76.0	22.0	699,069	61.3	27.4
Total - External social indicators	630,184	79.1	22.8	721,061	63.3	28.1

4) Environmental indicators

	In thousands of reais	% of RO	% of RL	In thousands of reais	% of RO	% sobre RL

Investments related to company production/operation	-	-	-	-	-	-
Investments in external programs/projects	-	-	-	-	-	-
Total investments in environment protection	-	-	-	-	-	-
As regards the establishment of “ annual goals ” for minimizing waste, general production/operation consumption and the efficient use of natural resources, the company	( ) has no estabilished goals ( ) complies (51% to 75%) ( ) complies (0 to 50%) ( ) complies (76% to 100%)			( ) has no estabilished goals ( ) complies (51% to 75%) ( ) complies (0 to 50%) ( ) complies (76% to 100%)

5) Employee indicators

	1Q04	1Q03

Employees at the end of the period	76,190	74,172
Admissions during the period	823	1,848
Outsourced employees	6,461	7,913
Trainees/interns	344	394
Employees older than 45	5,585	4,910
Women employees	34,883	32,812
% of management positions held by women	21.8	16.0
Black employees (2)	N/A	N/A
% of management positions held by blacks	N/A	N/A
Disabled employees or employees with special needs	696	614

6) Significant information regarding the level of corporate citizenship

	1Q04			GOALS 1Q05

Ratio between maximum and minimum salary		N/A			N/A
Total number of accidents in the workplace		57			N/A
The company’s social and environmental projects were established by:	( ) directors	( x ) directors and managers	( ) all employees	( ) directors	( x ) directors and managers	( ) all employees
Workplace safety and health standards were defined by:	( ) directors	( ) all employees	( x ) all + Cipa	( ) directors	( ) all employees	( x ) all + Cipa
As regards freedom of trade union activities, collective bargaining rights and internal employee representation the company:	( x ) does not interfere	( ) complies With OIT(*) rules	( ) encourages activities and complies with OIT rules	( x ) does not interfere	( ) complies With OIT(*) rules	( ) encourages activities and complies with OIT rules
Private pension plans are offered to:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees
The company’s profit sharing plan is distributed to:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees
When selecting suppliers, the ethical, social and environmental responsibility standards adopted by the company:	( ) are not considered	( ) are suggested	( x ) are required	( ) are not considered	( ) are suggested	( x ) are required
As regards the participation of employees in voluntary work programs, the company:	( ) does not interfere	( x ) gives support	( ) organizes and encourages participation	( ) does not interfere	( x ) gives support	( ) organizes and encourages participation
Total number of consumer complaints resolved:	at the company: N/A	at Procon: N/A	at court Level: N/A	at the company: N/A	at Procon: N/A	at court Level: N/A
% of complaints resolved:	at the company: N/A	at Procon: N/A	at court Level: N/A	at the company: N/A	at Procon: N/A	at court Level: N/A
Total Added Value to be Distributed (in thousands of reais)		1Q04 : R$ 2,382,384			1Q03 : R$ 2,249,841
Distribution of Added Value (DVA):	35.0% government		39.5% employees	39.3% government		38.1% employees
	13.7% stockholders		11.8% retained	12.9% stockholders		9.7% retained

7) Other information

(1) Net revenue (RL) corresponds to Income from Financial Intermediation. (2) N/A: not available. (3) Internal Accident Prevention Committee. (4) International Labor Organization. (5) Consumer Protection Agency.

Independent auditors’ report on supplementary accounting information.

To
The Board of Directors and Stockholders
Banco Bradesco S.A.
Osasco - SP

We have performed special review, in accordance with the specific rules established by the Brazilian Institute of Independent Auditors (IBRACOM), jointly with the Brazilian Federal Accounting Council (CFC), of the consolidated interim report of Banco Bradesco S.A. and its subsidiaries for the three-month periods ended March 31, 2004 and 2003 and have issued an unqualified report, dated April 30, 2004.

Our review was performed for the purpose of reviewing the consolidated interim report of Banco Bradesco S.A. and its subsidiaries, taken as a whole. In connection with our special review, we have performed a review of the supplementary account information included in the Report on Ecomic and Financial Analysis that is presented exclusively for the purpose of additional analysis and is not a required part of the financial statements.

Based on our special review, we are not aware of any significant modifications that should be made to the supplementary account information for it to be presented adequately, in material respects, in relation to the interim report taken as a whole.

April 30, 2004

KPMG Auditores Independentes
CRC 2SP014428/O-6

Original report in Portuguese signed by

Walter Iorio	Cláudio Rogélio Sertório
Accountant	Accountant
CRC 1SP084113/O-5	CRC 1SP212059/O-0

4 – Consolidated Balance Sheets and Statements of Income – 1999 to 2004

Banco Bradesco S.A.

Consolidated Balance Sheet - In thousands of reais

ASSETS	MARCH	DECEMBER

	2004	2003	2002	2001	2000	1999

CURRENT ASSETS AND LONG-TERM RECEIVABLES	155,590,044	171,141,348	137,301,711	105,767,892	90,693,025	75,136,910
FUNDS AVAILABLE	2,284,941	2,448,426	2,785,707	3,085,787	1,341,653	827,329
INTERBANK INVESTMENTS	19,232,590	31,724,003	21,472,756	3,867,319	2,308,273	2,590,599
Open market investments	13,803,546	26,753,660	19,111,652	2,110,573	1,453,461	1,890,828
Interbank deposits	5,429,044	4,970,343	2,370,345	1,760,850	854,815	699,771
Provision for losses	-	-	(9,241)	(4,104)	(3)	-
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	53,151,354	53,804,780	37,003,454	40,512,688	33,119,843	29,196,857
Own portfolio	46,318,834	42,939,043	29,817,033	27,493,936	21,743,924	20,950,342
Subject to repurchase agreements	1,677,303	5,682,852	1,497,383	9,922,036	10,822,637	5,987,713
Subject to negotiation and intermediation of securities	-	-	-	526,219	9,394	157
Restricted deposits - Brazilian Central Bank	3,026,194	3,109,634	3,536,659	1,988,799	421,727	2,359,466
Privatization currencies	87,128	88,058	77,371	25,104	9,526	7,241
Subject to collateral provided	1,517,394	1,752,882	1,836,169	715,858	783,501	449,536
Derivative financial instruments	524,501	232,311	238,839	581,169	-	-
Allowance for mark-to-market	-	-	-	(740,433)	(670,866)	(557,598)
INTERBANK ACCOUNTS	12,768,109	14,012,837	12,943,432	5,141,940	5,060,628	6,454,553
Unsettled payments and receipts	-	20,237	16,902	10,118	6,920	7,635
Restricted deposits:
- Brazilian Central Bank	12,421,713	13,580,425	12,519,635	4,906,502	4,848,668	6,184,959
- National Treasury - Rural funding	578	578	578	712	660	599
- National Housing System - SFH	318,107	391,871	374,177	217,518	197,191	142,653
Interbank onlendings	-	-	-	-	2,024	116,733
Correspondent banks	27,711	19,726	32,140	7,090	5,165	1,974
INTERDEPARTMENTAL ACCOUNTS	114,692	514,779	191,739	176,073	111,636	49,018
Internal transfer of funds	114,692	514,779	191,739	176,073	111,636	49,018
CREDIT OPERATIONS	42,867,877	42,162,718	39,705,279	35,131,359	30,236,106	21,535,633
Credit operations:
- Public sector	471,915	186,264	254,622	199,182	275,479	154,266
- Private sector	46,289,865	45,768,970	42,842,693	37,689,671	32,244,482	22,848,128
Allowance for loan losses	(3,893,903)	(3,792,516)	(3,392,036)	(2,757,494)	(2,283,855)	(1,466,761)
LEASING OPERATIONS	1,252,677	1,306,433	1,431,166	1,567,927	1,914,081	1,712,343
Leasing receivables:
- Public sector	-	-	45	138	160	800
- Private sector	2,735,199	2,859,533	3,141,724	3,248,050	3,813,369	3,515,396
Unearned lease income	(1,360,326)	(1,438,534)	(1,560,278)	(1,557,642)	(1,760,305)	(1,490,803)
Allowance for leasing losses	(122,196)	(114,566)	(150,325)	(122,619)	(139,143)	(313,050)
OTHER RECEIVABLES	22,871,476	24,098,765	20,690,054	15,685,433	16,226,725	12,420,787
Receivables on guarantees honored	624	624	1,577	1,131	2,020	-
Foreign exchange portfolio	9,541,756	11,102,537	10,026,298	5,545,527	6,417,431	3,375,563
Income receivable	249,172	331,064	249,849	187,910	191,873	109,734
Negotiation and intermediation of securities	489,501	602,543	175,185	761,754	497,655	839,758
Specific credits	-	-	-	146,919	124,776	206,952
Insurance premiums receivable	835,607	889,358	718,909	995,662	818,773	994,718
Sundry	11,931,138	11,324,857	9,640,966	8,107,714	8,258,402	7,021,988
Allowance for other losses	(176,322)	(152,218)	(122,730)	(61,184)	(84,205)	(127,926)
OTHER ASSETS	1,046,328	1,068,607	1,078,124	599,366	374,080	349,791
Other assets	551,592	586,994	679,515	415,484	409,771	406,910
Allowance for losses	(259,479)	(257,185)	(243,953)	(164,290)	(171,876)	(166,447)
Prepaid expenses	754,215	738,798	642,562	348,172	136,185	109,328
PERMANENT ASSETS	5,380,983	4,956,342	5,483,319	4,348,014	4,185,458	5,186,682
INVESTMENTS	847,295	862,323	512,720	884,773	830,930	2,453,425
Investments in associated companies:
- Local	352,030	369,935	395,006	742,586	689,002	2,044,120
Other investments	862,587	857,985	439,342	452,871	525,316	753,901
Allowance for losses	(367,322)	(365,597)	(321,628)	(310,684)	(383,388)	(344,596)
PROPERTY AND EQUIPMENT IN USE	2,344,668	2,291,994	2,523,949	2,152,680	2,017,093	1,683,069
Buildings in use	1,428,014	1,398,735	1,748,409	1,475,581	1,491,847	1,415,720
Other fixed assets	3,489,899	3,480,636	3,459,950	2,988,008	2,705,577	2,285,918
Accumulated depreciation	(2,573,245)	(2,587,377)	(2,684,410)	(2,310,909)	(2,180,331)	(2,018,569)
LEASED ASSETS	32,280	34,362	34,323	46,047	10,688	17,026
Leased assets	65,191	63,812	51,198	51,214	19,421	18,451
Accumulated depreciation	(32,911)	(29,450)	(16,875)	(5,167)	(8,733)	(1,425)
DEFERRED CHARGES	2,156,740	1,767,663	2,412,327	1,264,514	1,326,747	1,033,162
Organization and expansion costs	1,157,388	1,124,058	1,037,559	874,970	731,717	477,058
Accumulated amortization	(624,128)	(572,620)	(568,525)	(481,127)	(391,417)	(190,510)
Goodwill on acquisition of subsidiaries, net of amortization	1,623,480	1,216,225	1,943,293	870,671	986,447	746,614
T O T A L	160,971,027	176,097,690	142,785,030	110,115,906	94,878,483	80,323,592

Consolidated Balance Sheet - In thousands of reais

LIABILITIES AND STOCKHOLDERS' EQUITY	MARCH	DECEMBER

	2004	2003	2002	2001	2000	1999

CURRENT AND LONG-TERM LIABILITIES	147,251,499	162,406,307	131,652,394	100,199,709	86,654,746	73,249,480
DEPOSITS	59,185,727	58,023,885	56,363,163	41,083,979	36,468,659	34,723,630
Demand deposits	12,605,568	12,909,168	13,369,917	8,057,627	7,500,518	6,803,429
Savings deposits	21,928,626	22,140,171	20,730,683	18,310,948	17,835,745	17,244,520
Interbank deposits	62,908	31,400	23,848	40,446	568,416	468,950
Time deposits	24,588,625	22,943,146	22,238,715	14,674,958	10,563,980	10,206,731
DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS	15,083,856	32,792,725	16,012,965	14,057,327	12,108,350	7,814,288
Own portfolio	2,605,730	6,661,473	915,946	12,178,855	10,696,199	5,973,260
Third-party portfolio	12,478,126	17,558,740	12,188,054	1,878,472	1,412,151	1,841,028
Unrestricted portfolio	-	8,572,512	2,908,965	-	-	-
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES	6,561,572	6,846,896	3,136,842	4,801,410	4,111,171	4,628,344
Exchange acceptances	-	-	1,214	-	-	-
Mortgage notes	1,089,009	1,030,856	384,727	780,425	741,248	452,379
Debentures	-	7,291	100,369	48,921	1,039	1,043,125
Securities issued abroad	5,472,563	5,808,749	2,650,532	3,972,064	3,368,884	3,132,840
INTERBANK ACCOUNTS	110,570	529,332	606,696	192,027	107,129	59,607
Unsettled receipts and payments	17,114	-	-	-	-	-
Interbank onlendings	4,550	159,098	35,686	4,519	1,059	10,016
Correspondent banks	88,906	370,234	571,010	187,508	106,070	49,591
INTERDEPARTMENTAL ACCOUNTS	1,069,424	1,782,068	1,337,729	762,505	904,188	879,592
Third-party funds in transit	1,069,424	1,782,068	1,337,729	762,505	904,188	879,592
BORROWINGS	7,796,142	7,223,356	9,390,630	7,887,154	6,463,555	4,864,414
Local borrowings - official institutions	1,951	2,070	3,368	2,979	9,737	10,178
Local borrowings - other institutions	4,212	4,010	216,812	230,468	170,775	138,279
Foreign borrowings	7,789,979	7,217,276	9,170,450	7,653,707	6,283,043	4,715,957
LOCAL ONLENDINGS - OFFICIAL INSTITUTIONS	7,963,933	7,554,266	7,000,046	5,830,633	5,096,604	4,123,486
National Treasury	44,745	51,398	62,187	-	-	-
National Bank for Economic and Social Development (BNDES)	3,774,413	3,403,462	3,437,319	3,067,220	2,589,284	1,650,243
Federal Savings Bank (CEF)	452,116	459,553	453,803	433,381	405,264	388,109
Government Agency for Machinery and Equipment Financing (FINAME)	3,688,325	3,638,966	3,045,176	2,321,508	2,090,374	2,064,153
Other institutions	4,334	887	1,561	8,524	11,682	20,981
FOREIGN ONLENDINGS	56,017	17,161	47,677	316,283	108,178	185,774
Foreign onlendings	56,017	17,161	47,677	316,283	108,178	185,774
DERIVATIVE FINANCIAL INSTRUMENTS	339,795	52,369	576,697	111,600	-	-
TECHNICAL RESERVES FOR INSURANCE, PRIVATE PENSION PLANS AND SAVINGS BONDS	27,946,807	26,408,952	19,155,479	13,853,426	10,338,065	7,563,919
OTHER LIABILITIES	21,137,656	21,175,297	18,024,470	11,303,365	10,948,847	8,406,426
Collection of taxes and other contributions	1,366,047	130,893	108,388	181,453	128,785	113,693
Foreign exchange portfolio	4,545,961	5,118,801	5,002,132	1,343,769	2,439,657	1,029,963
Social and statutory payables	364,116	851,885	666,409	572,265	560,533	603,405
Taxes and social security contributions	4,268,727	4,781,458	4,376,031	3,371,127	3,094,628	2,665,681
Negotiation and intermediation of securities	471,253	595,958	109,474	1,307,385	592,395	914,127
Financial and development funds	1,496	-	-	-	-	-
Subordinated debt	5,141,275	4,994,810	3,321,597	969,842	-	-
Sundry	4,978,781	4,701,492	4,440,439	3,557,524	4,132,849	3,079,557
DEFERRED INCOME	27,254	31,774	15,843	9,020	34,632	17,543
Deferred income	27,254	31,774	15,843	9,020	34,632	17,543
MINORITY INTEREST IN SUBSIDIARY COMPANIES	67,617	112,729	271,064	139,231	96,903	287,350
STOCKHOLDERS' EQUITY	13,624,657	13,546,880	10,845,729	9,767,946	8,092,202	6,769,219
Capital:
- Local residents	6,343,955	6,343,955	4,960,425	4,940,004	5,072,071	4,206,644
- Foreign residents	656,045	656,045	239,575	259,996	74,429	58,856
Unpaid capital	-	-	-	-	(400,500)	(465,500)
Capital reserves	8,814	8,665	7,435	7,435	19,002	5,643
Revenue reserves	6,349,265	6,066,640	5,715,317	4,614,110	3,403,020	2,963,576
Mark-to-market adjustment - securities and derivatives	317,984	478,917	9,152	-	-	-
Treasury stock	(51,406)	(7,342)	(86,175)	(53,599)	(75,820)	-

STOCKHOLDERS' EQUITY MANAGED BY THE PARENT COMPANY	13,692,274	13,659,609	11,116,793	9,907,177	8,189,105	7,056,569
T O T A L	160,971,027	176,097,690	142,785,030	110,115,906	94,878,483	80,323,592

Consolidated Statement of Income - In thousands of reais

	Year

	2003	2002	2001	2000	1999

INCOME FROM LENDING AND TRADING ACTIVITIES	27,529,706	31,913,379	21,411,673	15,519,008	18,286,815
Credit operations	12,294,528	15,726,929	11,611,236	7,787,745	9,602,701
Leasing operations	307,775	408,563	420,365	512,962	730,929
Securities transactions	7,328,805	9,527,663	7,367,600	6,122,486	5,875,823
Financial income on insurance, private pension plans and savings bonds	5,359,939	3,271,913	-	-	-
Derivative financial instruments	55,192	(2,073,247)	(270,572)	-	-
Foreign exchange transactions	797,702	4,456,594	2,045,092	872,234	1,776,925
Compulsory deposits	1,385,765	594,964	237,952	223,581	300,437
EXPENSES	17,201,888	23,259,783	13,312,726	9,132,137	12,821,198
Interest and charges on:
Deposits	10,535,497	10,993,327	6,986,027	5,521,407	4,954,854
Price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds	3,120,342	2,241,283	-	-	-
Borrowings and onlendings	1,083,379	7,194,161	4,316,682	2,158,725	5,819,063
Leasing operations	12,981	12,486	-	93	18,852
Provision for loan losses	2,449,689	2,818,526	2,010,017	1,451,912	2,028,429
INCOME FROM FINANCIAL INTERMEDIATION	10,327,818	8,653,596	8,098,947	6,386,871	5,465,617
OTHER OPERATING INCOME (EXPENSES)	(6,774,710)	(6,343,850)	(5,324,166)	(4,647,041)	(4,404,370)
Commissions and fees	4,556,861	3,711,736	3,472,560	3,042,699	2,099,937
Income on insurance premiums, private pension plans and savings bonds	12,494,843	10,134,873	8,959,259	6,919,942	5,975,488
Change in technical reserves for insurance, private pension plans and savings bonds	(3,810,999)	(2,784,647)	(3,492,217)	(3,001,118)	(2,341,648)
Claims - insurance operations and savings bond redemptions	(5,279,234)	(4,335,895)	(3,996,108)	(2,866,389)	(2,844,171)
Insurance and pension plan selling expenses	(762,010)	(667,527)	(689,352)	(645,020)	(635,351)
Expenses with pension plan benefits and redemptions	(2,791,429)	(1,688,639)	(1,369,424)	(912,784)	(557,608)
Personnel expenses	(4,779,491)	(4,075,613)	(3,548,805)	(3,220,607)	(2,783,627)
Other administrative expenses	(4,814,264)	(4,028,377)	(3,435,759)	(2,977,665)	(2,566,657)
Tax expenses	(1,054,397)	(847,739)	(790,179)	(670,138)	(651,801)
Equity in the earnings of associated companies	5,227	64,619	70,764	156,300	127,100
Other operating income	2,119,368	1,320,986	1,326,459	902,807	1,069,562
Other operating expenses	(2,659,185)	(3,147,627)	(1,831,364)	(1,375,068)	(1,295,594)
OPERATING INCOME	3,553,108	2,309,746	2,774,781	1,739,830	1,061,247
NON-OPERATING INCOME (EXPENSES), NET	(841,076)	186,342	(83,720)	(123,720)	(224,874)
INCOME BEFORE TAXES AND PROFIT SHARING	2,712,032	2,496,088	2,691,061	1,616,110	836,373
PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(396,648)	(460,263)	(502,257)	(258,776)	307,186
NON-RECURRING/EXTRAORDINARY INCOME	-	-	-	400,813	-
MINORITY INTEREST IN SUBSIDIARIES	(9,045)	(13,237)	(18,674)	(17,982)	(38,753)
NET INCOME	2,306,339	2,022,588	2,170,130	1,740,165	1,104,806
RETURN ON STOCKHOLDERS' EQUITY	17.02%	18.65%	22.22%	21.50%	16.32%

Consolidated Statement of Income - In thousands of reais

	2004	2003				2002

	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.

INCOME FROM LENDING AND TRADING ACTIVITIES	6,756,620	7,443,322	7,911,617	5,096,140	7,078,627	3,083,730	15,811,393	8,521,386
Credit operations	3,099,790	3,169,261	3,504,644	2,685,193	2,935,430	1,519,950	7,344,652	4,426,505
Leasing operations	85,112	78,660	85,952	65,777	77,386	74,886	127,240	116,028
Securities transactions	1,680,538	2,230,775	2,312,036	995,040	1,790,954	(712,805)	6,319,688	3,276,536
Financial income on insurance, private pension plans and savings bonds	1,245,029	1,411,927	1,334,756	1,172,214	1,441,042	1,398,046	770,981	471,149
Derivative financial instruments	195,557	8,877	33,158	(360,489)	373,646	307,885	(1,585,879)	(1,120,268)
Foreign exchange transactions	161,157	254,543	275,508	168,153	99,498	169,630	2,706,668	1,271,208
Compulsory deposits	289,437	289,279	365,563	370,252	360,671	326,138	128,043	80,228
EXPENSES	3,987,300	4,251,574	5,357,189	3,068,353	4,524,772	721,442	12,877,250	6,895,132
Interest and charges on:
Deposits	2,454,373	2,605,171	3,434,326	1,826,314	2,669,686	(5,216)	6,049,300	3,430,308
Price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds	652,313	701,184	761,148	755,950	902,060	978,809	519,325	461,387
Borrowings and onlendings	315,760	490,305	555,389	(103,670)	141,355	(834,266)	5,409,418	2,289,540
Leasing operations	3,860	3,398	3,187	3,194	3,202	3,204	3,097	3,071
Provision for loan losses	560,994	451,516	603,139	586,565	808,469	578,911	896,110	710,826
INCOME FROM FINANCIAL INTERMEDIATION	2,769,320	3,191,748	2,554,428	2,027,787	2,553,855	2,362,288	2,934,143	1,626,254
OTHER OPERATING INCOME (EXPENSES)	(1,970,456)	(2,305,000)	(1,887,139)	(1,168,690)	(1,413,881)	(1,703,272)	(2,439,061)	(1,087,706)
Commissions and fees	1,318,936	1,274,590	1,182,359	1,082,637	1,017,275	991,101	934,418	925,649
Income on insurance premiums, private pension plans and savings bonds	3,269,613	3,696,651	3,118,778	2,908,922	2,770,492	3,243,557	2,678,997	2,262,775
Change in technical reserves for insurance, private pension plans and savings bonds	(877,511)	(1,190,541)	(895,092)	(737,031)	(988,335)	(1,484,011)	(874,013)	(171,237)
Claims - insurance operations and savings bond redemptions	(1,505,505)	(1,393,843)	(1,363,109)	(1,352,060)	(1,170,222)	(1,106,755)	(1,098,887)	(1,086,640)
Insurance and pension plan selling expenses	(212,316)	(208,229)	(190,761)	(182,499)	(180,521)	(179,671)	(167,297)	(160,390)
Expenses with pension plan benefits and redemptions	(808,928)	(998,809)	(756,108)	(599,554)	(436,958)	(508,501)	(419,728)	(411,115)
Personnel expenses	(1,177,258)	(1,272,063)	(1,306,415)	(1,147,838)	(1,053,175)	(1,047,093)	(1,144,413)	(996,105)
Other administrative expenses	(1,207,853)	(1,328,040)	(1,232,614)	(1,152,697)	(1,100,913)	(1,111,005)	(1,062,951)	(1,010,760)
Tax expenses	(335,887)	(293,466)	(254,650)	(238,429)	(267,852)	(257,997)	(185,527)	(200,145)
Equity in the earnings of associated companies	(41)	30,723	7,218	(27,989)	(4,725)	32,855	8,660	20,864
Other operating income	257,521	224,093	401,214	836,658	657,403	(70,632)	731,764	385,839
Other operating expenses	(691,227)	(846,066)	(597,959)	(558,810)	(656,350)	(205,120)	(1,840,084)	(646,441)
OPERATING INCOME	798,864	886,748	667,289	859,097	1,139,974	659,016	495,082	538,548
NON-OPERATING INCOME (EXPENSES), NET	(11,146)	(73,495)	9,854	(95,872)	(681,563)	54,804	140,964	19,901
INCOME BEFORE TAXES AND PROFIT SHARING	787,718	813,253	677,143	763,225	458,411	713,820	636,046	558,449
PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(178,637)	(95,620)	(111,614)	(242,190)	52,776	5,271	(231,215)	(68,457)
MINORITY INTEREST IN SUBSIDIARIES	(368)	(2,496)	(1,638)	(1,325)	(3,586)	(21,058)	15,486	(10,960)
NET INCOME	608,713	715,137	563,891	519,710	507,601	698,033	420,317	479,032

5 – Financial Statements, Report of the Fiscal Council and Independent Auditors' Report

Directors’ Report

To Our Stockholders,

We are pleased to present the financial statements for the quarter ended March 31, 2004, of Banco Bradesco S.A., as well as the consolidated financial statements, prepared in accordance with the requirements of Brazilian corporate legislation.

Among the important events for the quarter at the Bradesco Organization, we highlight the following:

  Authorization from the Federal Reserve Bank (FED) giving permission for Bradesco to operate as a Financial Holding Company in the United States, carrying out financial activities in the highly competitive U.S. market under the same conditions as local banks.

  Acquisition of the share control of Banco do Estado do Maranhão - BEM, which had total assets of R$766 million and a network of 76 Branches at December 31, 2003. As a result of this acquisition through an auction carried out by BOVESPA, the São Paulo stock exchange, on February 10, 2004, the Bradesco Organization expands its presence in the northern state of Maranhão.

  Ratification by the Brazilian Central Bank and subsequent conclusion of the acquisition, through Banco Finasa S.A. of the share control of Banco Zogbi S.A. and the companies Promosec Companhia Securitizadora de Créditos Financeiros, Promovel Empreendimentos e Serviços Ltda., Zogbi Leasing S.A. Arrendamento Mercantil and Zogbi Distribuidora de Títulos e Valores Mobiliários Ltda. An important strategic move by the Bradesco Organization in the consumer financing sector, complementing the activities carried out by Finasa and Banco Postal.

  Integration of BCN S.A. with Banco Bradesco on February 25, with the transformation of the BCN Branches into Bradesco Branches. This initiative has optimized resources, combining the expertise and dedication of staff from both institutions, in the pursuit to offer customers maximum quality in products and services.

  Conclusion on March 19 of the 1-for-10,000 reverse stock split, designed to adjust the par value of Bradesco shares to a more appropriate level for stock exchange trading purposes, align its local and foreign market quotations, decrease trading costs and increase the efficiency of the shareholder information and registration system.

Bradesco reported first-quarter net income of R$ 608.713 million, corresponding to R$ 3.85 per share, an annualized return of 19.10% on closing stockholders’ equity, and 19.27% on average stockholders’ equity.

Taxes and contributions, including social security contributions, payable or accrued, on the main activities carried out by the Bradesco Organization for the period, amounted to R$ 833.351 million, equivalente or 136.90% of net income.

At the end of the quarter, paid-up capital totaled R$ 7 billion and comprised 158,587,941 nominative-registered shares, with no par value, of which 79,894,005 are common and 78,693,936 are preferred shares and considering the 1-for-10,000 reverse stock split approved by the Extraordinary General Meeting on December 17, 2003. Paid-up capital, plus reserves of R$ 6.625 billion, comprised the total stockholders’ equity of R$ 13.625 billion, a 16.37% growth rate, compared to the same period in 2003. Net equity per share was equivalent to R$ 86.13.

Managed stockholders’ equity corresponds to 8.51% of consolidated assets which totaled R$ 160.971 billion, an 11.01% growth rate for the quarter compared to March 2003. As a result, the capital adequacy ratios were 18.91% on a consolidated financial basis and 16.42% on a consolidated economic and financial basis and accordingly, above the 11% required minimum established by National Monetary Council Resolution 2099 of August 17, 1994, in conformity with the Basel Accord. At the end of the quarter, the ratio of permanent assets to stockholders’ equity, in relation to consolidated reference equity was 43.84% on a consolidated financial basis and 27.99% on a consolidated economic and financial basis, accordingly, within the maximum 50% limit.

In compliance with the provisions of Article 8 of Brazilian Central Bank Circular 3068, of November 8, 2001, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified in the ‘securities held to maturity’ category.

With a growth rate of 17.94% compared to the same period in 2003, overall funding obtained by the Bradesco Organization amounted to R$ 228.004 billion, at March 31, 2004 and comprised the following:

  R$ 74.270 billion in demand, time and interbank deposits, open market and savings accounts.

  R$ 84.045 billion in managed assets, comprising investment funds and customer portfolios an increase of 31.78% over the same period in 2003.

  R$ 33.922 billion in foreign exchange portfolio, borrowings and onlendings, own working capital funds, collection and tax and utility collections and similar, as well as funds from the issuance of securities and local subordinated debt.

  R$ 27.947 billion recorded in technical reserves for insurance, private pension plans and savings bonds, a growth rate of 32.76% compared to the same period in 2003.

  R$ 7.820 billion in foreign resources through public and private issues, subordinated debt and securitization of future financial flows, corresponding to a total of US$ 2.689 billion.

The balance of credit operations totaled R$ 54.894 billion and includes the following:

  R$ 6.065 billion in advances on foreign exchange contracts for a portfolio of US$ 3.284 billion in export financing.

  US$ 392.603 million in foreign currency import financing.

  R$ 1.375 billion in leasing.

  R$ 4.493 billion in agricultural loans

  R$ 7.439 billion in foreign and domestic onlendings, mainly comprising funds from the National Bank for Economic and Social Development (BNDES).

In the housing loan area, the Organization provided funds during the first three months of the year for the construction and purchase of residential housing in the amount of R$ 111.019 million, comprising 1,780 properties.

In the Capital Market Area, Bradesco was an important intermediary in the public placement of shares, debentures and promissory notes, with a total volume of R$ 1.420 billion recorded in the first quarter, corresponding to 78.83% of all issues registered with the Brazilian Securities Commission (CVM). The Bank also gained recognition for its activities in the area of mergers and acquisitions, project finance and as an advisor in corporate and financial restructuring.

The Bradesco Insurance Group, with an important role in the insurance, private pension plan and savings bond areas, reported net income of R$ 164.179 million at March 31, 2004. The overall premium income attained R$ 3.431 billion, a growth rate of 14.98% in comparison with the same period in 2003.

At the end of the quarter, the Bradesco Organization Network offered its customers and other users access to 11,205 service outlets, with 22,302 ATMs in the BDN – Bradesco Day and Night Self-service Network, 16,388 of which also operate at weekends and on bank holidays and more than 211 ATMs in the Banco BEM S.A. customer service network:

3,058	Branches in Brazil (Bradesco – 2,981, Banco BEM - 76 and Banco Finasa - 1).

7	Branches abroad, 1 in New York (Bradesco), 4 in Grand Cayman (Bradesco, BCN, Mercantil and Banco Boavista) and 2 in Nassau, Bahamas (Banco Boavista and Banco Alvorada, formerly BBV Banco).

6	Subsidiaries abroad (Banco Bradesco Argentina S.A. in Buenos Aires, Banco Bradesco Luxembourg S.A. in Luxembourg, Boavista Banking Ltd. in Nassau, Bradesco Securities, Inc. in New York, Bradesco Services Co. Ltd. in Tokyo and Cidade Capital Markets Ltd. in Grand Cayman).

4,085	Banco Postal branches.

2,155	Banking service posts and outlets in companies (Bradesco – 2,129 and Banco BEM - 26).

19	Advanced Banking Posts of Banco BEM.

1,752	Outplaced terminals in the BDN– Bradesco Day and Night Network.

53	Branches of Finasa Promotora de Vendas, present in 12,030 vehicle dealerships and 2,193 stores selling furniture and decor, tourism, auto parts and IT related equipment and software, among others.

70	Branches of Promovel Empreendimentos e Serviços Ltda., responsible for securing and forwarding proposals for personal loans and consumer financing (CDC) to Banco Zogbi, present in more than 25 thousand stores selling mainly furniture, DIY, clothing and footwear.

In compliance with CVM Instruction 381, the Bradesco Organization declares that, during the quarter, no non-audit services were contracted or rendered by KPMG Auditores Independentes for an amount which exceeds 5% of the total external audit costs. This policy complies with internationally accepted principles designed to maintain the independence of external auditors. In accordance with these principles: auditors should not audit their own work, nor exercise management functions for their clients, nor promote the interests of such clients. Each external audit is contracted for a maximum five-year period pursuant to Brazilian Central Bank regulations.

In the social area, the Organization plays an important role through its educational and welfare programs developed by Fundação Bradesco (the Bradesco Foundation), which maintains 40 schools installed as a priority in regions which are both socially and economically deprived across all of Brazil’s states and in the Federal District. More than 107 thousand students receive education, completely free-of-charge, at the Foundation schools, including youth and adult education and basic professional training courses. To its more than 50 thousand infant, junior, middle and technical school students, the Foundation also provides free meals, uniforms, school materials and medical/dental care.

In the human resources area, Bradesco’s strategy to increase the value of its work force through the implementation of permanent training programs designed to enhance staff qualification and development, continued in the pursuit to meet the Organization’s expansion demands, as always focusing on customer service excellence and product and service efficiency. During the quarter, 332 courses were given with 51,409 employee participations. The benefit plans designed to guarantee the well being, better life quality and security of employees and their dependents, covered 185,237 people at March 31, 2004.

The results achieved during the quarter once again reflect Bradesco’s successful efforts to surpass expectations and offer only the very best in terms of products and services. This progress was only possible thanks to the support and trust of our stockholders and customers and the dedicated work of our employees and other stakeholders. To all of them, we offer our sincere gratitude.

Cidade de Deus, April 30, 2004

Board of Directors
and Board of Executive Officers

Consolidated Balance Sheet at March 31 - In thousands of reais

(A free translation of the original in Portuguese prepared in conformity with accounting pratices adopted in Brazil) ASSETS	2004	2003

CURRENT ASSETS	120,249,023	118,359,231
FUNDS AVAILABLE (Note 8)	2,284,941	3,718,188
INTERBANK INVESTMENTS (Notes 3b and 9)	18,760,498	23,255,279
Open market investments	13,803,546	19,535,833
Interbank deposits	4,956,952	3,722,892
Provision for losses	-	(3,446)
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 3c, 10, 33b and 33c)	41,545,743	28,730,467
Own portfolio	36,628,990	22,412,975
Subject to repurchase agreements	332,510	694,380
Restricted deposits - Brazilian Central Bank	2,926,053	3,261,851
Privatization currencies	80,062	59,319
Subject to collateral provided	1,095,453	2,121,986
Derivative financial instruments (Notes 3d and 33c)	482,675	179,956
INTERBANK ACCOUNTS (Note 11)	12,494,625	14,562,047
Unsettled payments and receipts	-	853,553
Restricted deposits:
- Brazilian Central Bank	12,421,713	13,619,927
- National Treasury - Rural funding	578	578
- National Housing System - SFH	44,623	71,638
Correspondent banks	27,711	16,351
INTERDEPARTMENTAL ACCOUNTS	114,692	189,810
Internal transfer of funds	114,692	189,810
CREDIT OPERATIONS (Notes 3e, 12 and 33b)	27,819,033	27,287,664
Credit operations:
- Public sector	179,805	28,337
- Private sector	30,320,976	29,917,816
Allowance for loan losses (Notes 3e, 12f and 12g)	(2,681,748)	(2,658,489)
LEASING OPERATIONS (Notes 2, 3e, 12 and 33b)	798,329	832,412
Leasing receivables:
- Public sector	-	18
- Private sector	1,674,715	1,794,359
Unearned lease income	(807,010)	(878,584)
Allowance for leasing losses (Notes 3e, 12f and 12g)	(69,376)	(83,381)
OTHER RECEIVABLES	15,721,355	18,909,545
Receivables on guarantees honored (Note 12a-2)	624	1,405
Foreign exchange portfolio (Note 13a)	9,541,756	12,126,569
Income receivable	247,085	284,095
Negotiation and intermediation of securities	488,988	160,375
Insurance premiums receivable (Note 4a)	835,607	769,892
Sundry (Note 13b)	4,744,195	5,718,308
Allowance for other losses (Notes 3e, 12f and 12g)	(136,900)	(151,099)
OTHER ASSETS (Note 14)	709,807	873,819
Other assets	520,015	624,214
Allowance for losses	(246,545)	(215,610)
Prepaid expenses (Notes 4a and 14b)	436,337	465,215
LONG-TERM RECEIVABLES	35,341,021	21,772,867
INTERBANK INVESTMENTS (Notes 3b and 9)	472,092	155,540
Interbank deposits	472,092	156,587
Provision for losses	-	(1,047)
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 3c, 10, 33b and 33c)	11,605,611	5,699,872
Own portfolio	9,689,844	5,119,381
Subject to repurchase agreements	1,344,793	239,510
Restricted deposits - Brazilian Central Bank	100,141	119,369
Privatization currencies	7,066	21,483
Subject to collateral provided	421,941	99,001
Derivative financial instruments (Notes 3d and 33c)	41,826	101,128
INTERBANK ACCOUNTS (Note 11)	273,484	307,432
Restricted deposits:
- National Housing System - SFH	273,484	307,432
CREDIT OPERATIONS (Notes 3e, 12 and 33b)	15,048,844	10,987,114
Credit operations:
- Public sector	292,110	216,162
- Private sector	15,968,889	11,717,801
Allowance for loan losses (Notes 3e, 12f and 12g)	(1,212,155)	(946,849)
LEASING OPERATIONS (Notes 2, 3e, 12 and 33b)	454,348	474,224
Leasing receivables:
- Private sector	1,060,484	1,099,357
Unearned lease income	(553,316)	(573,668)
Allowance for leasing losses (Notes 3e, 12f and 12g)	(52,820)	(51,465)
OTHER RECEIVABLES	7,150,121	3,857,831
Income receivable	2,087	-
Negotiation and intermediation of securities	513	79
Sundry (Note 13b)	7,186,943	3,868,486
Allowance for other losses (Notes 3e, 12f and 12g)	(39,422)	(10,734)
OTHER ASSETS (Note 14)	336,521	290,854
Other assets	31,577	69,333
Allowance for losses	(12,934)	(34,515)
Prepaid expenses (Notes 4a and 14b)	317,878	256,036
PERMANENT ASSETS	5,380,983	4,867,728
INVESTMENTS (Notes 3h, 15 and 33b)	847,295	482,881
Investments in associated companies
- Local	352,030	379,397
Other investments	862,587	444,807
Allowance for losses	(367,322)	(341,323)
PROPERTY AND EQUIPMENT IN USE (Notes 3i and 16)	2,344,668	2,507,450
Buildings in use	1,428,014	1,720,638
Other fixed assets	3,489,899	3,528,800
Accumulated depreciation	(2,573,245)	(2,741,988)
LEASED ASSETS (Note 16)	32,280	30,935
Leased assets	65,191	50,895
Accumulated depreciation	(32,911)	(19,960)
DEFERRED CHARGES	2,156,740	1,846,462
Organization and expansion costs	1,157,388	1,156,333
Accumulated amortization	(624,128)	(595,908)
Goodwill on acquisition of subsidiaries, net of amortization (Notes 2, 3j and 17a)	1,623,480	1,286,037
T O T A L	160,971,027	144,999,826

Consolidated Balance Sheet at March 31 - In thousands of reais

LIABILITIES AND STOCKHOLDERS' EQUITY	2004	2003

CURRENT LIABILITIES	89,327,739	87,882,537
DEPOSITS (Notes 3k and 18a)	45,308,720	41,193,885
Demand deposits	12,605,568	10,964,086
Savings deposits	21,928,626	20,236,140
Interbank deposits	62,908	40,095
Time deposits (Note 33b)	10,711,618	9,953,564
DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS (Notes 3k and 18a)	13,673,725	13,877,544
Own portfolio	1,195,599	810,736
Third-party portfolio	12,478,126	12,974,517
Unrestricted portfolio	-	92,291
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 18b and 33b)	4,030,493	4,576,728
Exchange acceptances	-	78
Mortgage notes	1,069,052	362,904
Debentures	-	91,075
Securities issued abroad	2,961,441	4,122,671
INTERBANK ACCOUNTS	110,570	602,073
Unsettled receipts and payments	17,114	-
Interbank onlendings	4,550	-
Correspondent banks	88,906	602,073
INTERDEPARTMENTAL ACCOUNTS	1,069,424	1,220,728
Third-party funds in transit	1,069,424	1,220,728
BORROWINGS (Notes 19a and 33b)	7,132,458	8,360,792
Local borrowings - official institutions	1,951	3,427
Local borrowings - other institutions	4,212	104,987
Foreign currency borrowings	7,126,295	8,252,378
LOCAL ONLENDINGS - OFFICIAL INSTITUTIONS (Notes 19b and 33b)	2,317,046	2,311,377
National Treasury	44,745	41,334
National Bank for Economic and Social Development (BNDES)	894,760	1,215,575
Federal Savings Bank (CEF)	62,245	42,398
Government Agency for Machinery and Equipment Financing (FINAME)	1,313,174	1,012,070
Other institutions	2,122	-
FOREIGN ONLENDINGS (Notes 19b and 33b)	15,606	39,441
Foreign onlendings	15,606	39,441
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 3d and 33)	316,843	217,359
TECHNICAL RESERVES FOR INSURANCE, PRIVATE PENSION PLANS AND SAVINGS BONDS (Notes 3g, 4a and 23)	3,340,893	2,545,377
OTHER LIABILITIES	12,011,961	12,937,233
Collection of taxes and other contributions	1,366,047	1,185,341
Foreign exchange portfolio (Note 13a)	4,545,961	6,558,007
Social and statutory payables	342,143	409,662
Taxes and social security contributions	1,175,453	1,332,716
Negotiation and intermediation of securities	471,253	85,957
Financial and development funds	1,496	-
Subordinated debt (Note 21 and 33b)	111,262	68,645
Sundry (Note 22)	3,998,346	3,296,905
LONG-TERM LIABILITIES	57,923,760	45,270,231
DEPOSITS (Notes 3k and 18a)	13,877,007	13,677,317
Interbank deposits	-	60
Time deposits (Note 33b)	13,877,007	13,677,257
DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS (Notes 3k and 18a)	1,410,131	464,899
Own portfolio	1,410,131	464,899
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 18b and 33b)	2,531,079	385,950
Mortgage notes	19,957	142,011
Debentures	-	1,205
Securities issued abroad	2,511,122	242,734
BORROWINGS (Notes 19a and 33b)	663,684	1,067,836
Local borrowings - Other institutions	-	112,536
Foreign currency borrowings	663,684	955,300
LOCAL ONLENDINGS - OFFICIAL INSTITUTIONS (Notes 19b and 33b)	5,646,887	4,441,703
BNDES	2,879,653	2,043,407
CEF	389,871	419,587
FINAME	2,375,151	1,977,056
Other institutions	2,212	1,653
FOREIGN ONLENDINGS (Notes 19b and 33b)	40,411	7,787
Foreign onlendings	40,411	7,787
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 3d and 33)	22,952	122,728
TECHNICAL RESERVES FOR INSURANCE, PRIVATE PENSION PLANS AND SAVINGS BONDS (Notes 3g, 4a and 23)	24,605,914	18,504,574
OTHER LIABILITIES	9,125,695	6,597,437
Social and statutory payables	21,973	-
Taxes and social security contributions	3,093,274	2,457,628
Subordinated debt (Notes 21 and 33b)	5,030,013	3,322,764
Sundry (Note 22)	980,435	817,045
DEFERRED INCOME	27,254	26,454
Deferred income	27,254	26,454
MINORITY INTEREST IN SUBSIDIARY COMPANIES (Note 24)	67,617	112,861
STOCKHOLDERS' EQUITY (Note 25)	13,624,657	11,707,743
Capital:
- Local residents	6,343,955	6,011,758
- Foreign residents	656,045	288,242
Capital reserves	8,814	7,045
Revenue reserves	6,349,265	5,414,022
Mark-to-market adjustment - securities and derivatives	317,984	(13,324)
Treasury stock	(51,406)	-
STOCKHOLDERS´ EQUITY MANAGED BY THE PARENT COMPANY	13,692,274	11,820,604
T O T A L	160,971,027	144,999,826

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Income for the Period from January 1 to March 31 - In thousands of reais

(A free translation of the original in Portuguese prepared in conformity with accounting pratices adopted in Brazil)

	2004	2003

INCOME FROM LENDING AND TRADING ACTIVITIES	6,756,620	7,078,627
Credit operations (Note 12i)	3,099,790	2,935,430
Leasing operations (Note 12i)	85,112	77,386
Securities transactions (Notes 4a and 10e)	1,680,538	1,790,954
Financial income on insurance, private pension plans and savings bonds (Notes 4a and 10e)	1,245,029	1,441,042
Derivative financial instruments (Note 33c V)	195,557	373,646
Foreign exchange transactions (Note 13a)	161,157	99,498
Compulsory deposits (Note 11b)	289,437	360,671
EXPENSES	3,987,300	4,524,772
Interest and charges on:
Deposits (Notes 18c)	2,454,373	2,669,686
Price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds (Notes 4a and 18c)	652,313	902,060
Borrowings and onlendings (Note 19c)	315,760	141,355
Leasing operations (Note 12i)	3,860	3,202
Provision for loan losses (Notes 3e, 12f and 12g)	560,994	808,469
INCOME FROM FINANCIAL INTERMEDIATION	2,769,320	2,553,855
OTHER OPERATING INCOME (EXPENSES)	(1,970,456)	(1,413,881)
Commissions and fees (Note 26)	1,318,936	1,017,275
Income on insurance premiums, private pension plans and savings bonds (Notes 3g and 23c)	3,269,613	2,770,492
Change in technical reserves for insurance, private pension plans and savings bonds (Notes 3g and 4a)	(877,511)	(988,335)
Claims - insurance operations (Note 3g and 4a)	(1,232,182)	(971,764)
Savings bond redemptions (Note 3g)	(273,323)	(198,458)
Insurance and pension plan selling expenses (Note 3g)	(212,316)	(180,521)
Expenses with pension plan benefits and redemptions (Note 3g and 4a)	(808,928)	(436,958)
Personnel expenses (Note 27)	(1,177,258)	(1,053,175)
Other administrative expenses (Note 28)	(1,207,853)	(1,100,913)
Tax expenses	(335,887)	(267,852)
Equity in the earnings of associated companies (Note 15c)	(41)	(4,725)
Other operating income (Note 29)	257,521	657,403
Other operating expenses (Note 30)	(691,227)	(656,350)
OPERATING INCOME	798,864	1,139,974
NON-OPERATING INCOME (EXPENSES), NET (Note 31)	(11,146)	(681,563)
INCOME BEFORE TAXES AND PROFIT SHARING	787,718	458,411
PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION (Notes 35a and 35b)	(178,637)	52,776
MINORITY INTEREST IN SUBSIDIARIES	(368)	(3,586)
NET INCOME	608,713	507,601

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Financial Position for the Period from January 1 to March 31 - In thousand of reais

(A free translation of the original in Portuguese prepared in conformity with accounting pratices adopted in Brazil)

	2004	2003

FINANCIAL RESOURCES WERE PROVIDED BY :	20,857,548	11,374,725
NET INCOME	608,713	507,601
ADJUSTMENTS TO NET INCOME	233,693	908,316
Depreciation and amortization	144,101	141,059
Amortization of goodwill	86,543	738,063
Change in provision for investments	(3,806)	19,695
Equity in the earnings of associated companies	41	4,725
Other	6,814	4,774
Technical Reserves for Insurance, Private Pension Plans and Savings Bonds	1,537,855	1,894,472
Change in Deferred Income	(4,520)	10,611
Change in Minority Interest	(45,112)	(158,203)
Mark-to-Market Adjustment - Securities Available for Sale	(160,933)	(22,476)
STOCKHOLDERS	149	666,780
Capital increase through subscription	-	659,735
Share premium	-	7,045
Adjustment of exchange membership certificates	149	-
THIRD PARTIES:
- Increase in liabilities	2,470,577	3,330,600
Deposits	1,161,842	-
Funds from acceptance and issuance of securities	-	1,825,836
Borrowings and onlendings	1,021,309	-
Derivative financial instruments	287,426	-
Other liabilities	-	1,504,764
- Decrease in assets	16,070,699	4,130,075
Interbank investments	12,491,413	-
Securities and derivative financial instruments	653,426	2,573,115
Interbank accounts	1,244,728	-
Interdepartmental accounts	400,087	1,929
Credit operations	-	1,430,501
Leasing operations	53,756	124,530
Insurance premiums receivable	53,751	-
Other receivables	1,173,538	-
- Sale (write-off) of assets and investments	133,292	86,740
Non-operating assets	66,142	39,112
Property and equipment in use and leased assets	28,606	24,934
Investments	12,754	2,153
Sale (write-off) of deferred charges	25,790	20,541
- Interest attributed to own capital and dividends received from associated companies	13,135	20,209
TOTAL FUNDS PROVIDED	21,021,033	10,442,244
INTEREST ATTRIBUTED TO OWN CAPITAL AND DIVIDENDS PAID AND/OR DECLARED	326,088	289,891
ACQUISITION OF OWN SHARES	44,064	-
INVESTMENTS IN:	231,504	218,338
Non-operating assets	26,554	80,686
Property and equipment in use and leased assets	190,069	125,531
Investments	14,881	12,121
DEFERRED CHARGES	535,853	232,177
INCREASE IN ASSETS	720,284	5,971,704
Interbank investments	-	1,938,063
Interbank accounts	-	1,926,047
Credit operations	705,159	-
Other receivables	-	2,026,339
Insurance premiums receivable	-	50,984
Other assets	15,125	30,271
DECREASE IN LIABILITIES	19,163,240	3,730,134
Deposits	-	1,491,961
Deposits received under security repurchase agreements	17,708,869	1,670,522
Funds from acceptance and issuance of securities	285,324	-
Interbank accounts	418,762	4,623
Interdepartmental accounts	712,644	117,001
Borrowings and onlendings	-	209,417
Derivative financial instruments	-	236,610
Other liabilities	37,641	-
(DECREASE) INCREASE IN FUNDS AVAILABLE	(163,485)	932,481
CHANGES IN	At the beginning of the period	2,448,426	2,785,707
FINANCIAL	At the end of the period	2,284,941	3,718,188
POSITION	(Decrease) increase in funds available	(163,485)	932,481

The accompanying notes are an integral part of these financial statements.

(A free translation of the original notes in Portuguese to the financial statements prepared in conformity with accounting practices adopted in Brazil)

Notes to the Financial Statements

INDEX

We present below the notes to the Financial Statements of Banco Bradesco S.A. subdivided as follows:

1)	OPERATIONS
2)	PRESENTATION OF THE FINANCIAL STATEMENTS
3)	SIGNIFICANT ACCOUNTING POLICIES
4)	INFORMATION FOR COMPARISON PURPOSES
5)	ADJUSTED BALANCE SHEET AND STATEMENT OF INCOME BY BUSINESS SEGMENT
6)	BALANCE SHEET BY CURRENCY AND EXCHANGE EXPOSURE
7)	BALANCE SHEET BY MATURITY
8)	FUNDS AVAILABLE
9)	INTERBANK INVESTMENTS
10)	SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
11)	INTERBANK ACCOUNTS - RESTRICTED DEPOSITS
12)	CREDIT OPERATIONS
13)	OTHER RECEIVABLES
14)	OTHER ASSETS
15)	INVESTMENTS
16)	PROPERTY AND EQUIPMENT IN USE AND LEASED ASSETS
17)	DEFERRED CHARGES
18)	DEPOSITS, DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS AND FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES
19)	BORROWINGS AND ONLENDINGS
20)	CONTINGENT LIABILITIES
21)	SUBORDINATED DEBT
22)	OTHER LIABILITIES - SUNDRY
23)	INSURANCE OPERATIONS, PRIVATE PENSION PLANS AND SAVINGS BONDS
24)	MINORITY INTEREST IN SUBSIDIARIES
25)	STOCKHOLDERS’ EQUITY (PARENT COMPANY)
26)	COMMISSIONS AND FEES
27)	PERSONNEL EXPENSES
28)	ADMINISTRATIVE EXPENSES
29)	OTHER OPERATING INCOME
30)	OTHER OPERATING EXPENSES
31)	NON-OPERATING INCOME (EXPENSE)
32)	TRANSACTIONS WITH SUBSIDIARY AND ASSOCIATED COMPANIES (DIRECT AND INDIRECT)
33)	FINANCIAL INSTRUMENTS
34)	EMPLOYEE BENEFITS
35)	INCOME TAX AND SOCIAL CONTRIBUTION
36)	OTHER INFORMATION

1) OPERATIONS

Banco Bradesco S.A. is a private-sector open-capital company which, operating as a multiple bank, carries out all types of authorized banking activities including foreign exchange transactions through its commercial, investment, consumer financing, housing loan and credit card portfolios. The Bank also operates in a number of other activities through its direct and indirect subsidiary companies, particularly in leasing, consortium management, insurance, savings bond and private pension plan activities. Operations are conducted within the context of the companies comprising the Bradesco Group, which are jointly active in the market.

2) PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements of Banco Bradesco S.A. include the financial statements of Banco Bradesco S.A., its foreign branches and its direct and indirect subsidiaries and jointly controlled investments in Brazil and abroad.

The financial statements of Banco Bradesco S.A. were prepared based on accounting policies determined by Brazilian Corporation Law for the recording of operations, as well as the rules and instructions of the National Monetary Council (CMN), Brazilian Central Bank (BACEN), Brazilian Securities Commission (CVM) and Superintendency of Private Insurance (SUSEP), and comprise the financial statements of the leasing companies based on the capital leasing method of accounting, which requires the reclassification of leasing operations to the current-asset and long-term-receivable accounts.

Accordingly, upon consolidation, intercompany investments, account balances, revenue, expenses and unrealized income were eliminated from the financial statements and, in the case of investments which are jointly controlled with other stockholders, asset, liability and income components, are included in the consolidated financial statements in proportion to the parent company's percentage capital ownership of each investee. Goodwill on the acquisition of investments in subsidiaries is presented in deferred assets and minority interests in net income and stockholders’ equity are separately disclosed. Exchange variation arising from permanent investments in subsidiaries and foreign branches was allocated to the statement of income accounts in accordance with the corresponding assets and liabilities from which it originated.

The financial statements include estimates and assumptions, such as the calculation of the allowance for loan losses, the estimation of the fair value of certain financial instruments, provision for contingencies, other provisions, the quantification of technical reserves for insurance, pension plans and savings bonds and the determination of the useful economic life of specific assets. Actual results could differ from these estimates and assumptions.

We present below the main direct and indirect subsidiaries, including their foreign branches and subsidiaries and jointly controlled investments:

	Activity Area	% Ownership

		March 31, 2004	March 31, 2003

Financial area - local
Banco Alvorada S.A. (1)	Banking	100.00%	-
Banco Baneb S.A. (2)	Banking	99.94%	99.97%
Banco BEM S.A. (3)	Banking	90.14%	-
Banco BCN S.A. (4)	Banking	-	100.00%
Banco BEA S.A. (5)	Banking	-	99.64%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%
Banco de Crédito Real de Minas Gerais S.A. (6)	Banking	99.99%	99.99%
Banco Finasa de Investimento S.A. (7) (8)	Investment Bank	97.45%	97.40%
Banco Finasa S.A. (6)	Banking	100.00%	100.00%
Banco Mercantil de São Paulo S.A.	Banking	100.00%	100.00%
Banco Zogbi S.A. (9)	Banking	100.00%	-
Bradesco BCN Leasing S.A. Arrendamento Mercantil (6) (10)	Leasing	99.97%	99.96%
Bradesco Consórcios Ltda.	Consortium Management	99.99%	99.99%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	99.99%	99.99%
BRAM – Bradesco Asset Management Ltda.	Asset Management	99.99%	99.99%
Companhia Brasileira de Meios de Pagamento – VISANET (11) (12) (13) (14) (15)	Services	39.71%	38.97%
Finasa Leasing Arrendamento Mercantil S.A. (16)	Leasing	-	99.99%

Financial area - foreign
Alvorada Nassau (1)	Banking	100.00%	-
Banco Bradesco Argentina S.A. (12) (13)	Banking	99.99%	99.99%
Banco Bradesco Luxembourg S.A. (17)	Banking	100.00%	99.99%
Banco Mercantil de São Paulo International S.A. (17)	Banking	-	100.00%
BCN Grand Cayman (6)	Banking	100.00%	100.00%
Boavista Grand Cayman	Banking	100.00%	100.00%
Boavista Nassau	Banking	100.00%	100.00%
Bradesco Grand Cayman (18)	Banking	100.00%	100.00%
Bradesco New York	Banking	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%
Mercantil Grand Cayman (6)	Banking	100.00%	100.00%

Insurance, pension plan and savings bond area
ABS – Empreendimentos Imobiliários, Participações e Serviços S.A. (19)	Real Estate	-	99.09%
Atlântica Capitalização S.A. (25)	Savings Bonds	99.70%	99.66%
Áurea Seguros S.A. (11) (12) (13) (25)	Insurance	27.42%	27.41%
Bradesco Argentina de Seguros S.A. (13) (25)	Insurance	99.47%	99.43%
Bradesco Capitalização S.A. (20)	Savings Bonds	99.33%	99.65%
Bradesco Saúde S.A. (25)	Insurance	99.70%	99.66%
Bradesco Seguros S.A. (25)	Insurance	99.70%	99.66%
Bradesco Vida e Previdência S.A. (25)	Pension Plans/Insurance	99.69%	99.65%
Finasa Seguradora S.A. (21) (25)	Insurance	99.46%	99.22%
Indiana Seguros S.A. (22) (25)	Insurance	39.88%	39.86%
Seguradora Brasileira de Crédito à Exportação S.A. (11) (12) (13)	Insurance	12.05%	12.05%
União Novo Hamburgo Seguros S.A. (23) (25)	Insurance	91.30%	91.23%

Other activities
Átria Participações S.A. (25)	Holding Company	99.70%	99.66%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	99.99%	99.99%
Cibrasec - Companhia Brasileira de Securitização (11) (12) (13) (14)	Credit acquisition	12.50%	10.00%
CPM Holdings Limited (11) (12) (13)	Holding Company	49.00%	49.00%
Latasa S.A. (24)	Metal Products	-	39.12%
Nova Paiol Participações S.A. (25)	Holding Company	99.70%	99.34%
Scopus Tecnologia S.A. (23)	Information Technology	100.00%	99.99%
Serasa S.A. (11) (12) (13) (14)	Services	26.37%	20.57%
Smart Club do Brasil Ltda. (11)	Services	36.36%	36.36%
União de Comércio e Participações Ltda.	Holding Company	99.99%	99.99%
(1)	New names of Banco Bilbao Vizcaya Argentaria Brasil S.A. – BBV Banco and of the BBV Banco branch in Nassau acquired in June 2003.
(2)	Percentage ownership decreased following the merger of Banco BEA S.A. in April 2003.
(3)	Acquired on February 10, 2004.
(4)	Partially spun off on March 10, 2004, with spun-off portion merged into Banco Bradesco. On March 12, 2004, the remaining assets and liabilities of Banco BCN S.A. were incorporated by Banco Alvorada S.A.
(5)	Merged into Banco Baneb in April 2003.
(6)	Company/branch became a direct subsidiary of Banco Bradesco following the partial spin off of Banco BCN on March 10, 2004, with the incorporation of the spun-off portion by Banco Bradesco (item 4).
(7)	Became a direct subsidiary of Banco Bradesco in May 2003.
(8)	Percentage ownership increased through acquisition and incorporation of the minority stockholders’ shares of Banco Mercantil de São Paulo S.A.
(9)	Acquired on February 16, 2004.
(10)	Percentage ownership increased following the merger of Finasa Leasing S.A. Arrendamento Mercantil in April 2003, into BCN Leasing S.A. Arrendamento Mercantil.
(11)	Proportionally consolidated in accordance with CMN Resolution 2723 and CVM Instruction 247.
(12)	Companies audited by other independent auditors in 2003.
(13)	Companies audited by other independent auditors in 2004.
(14)	Percentage ownership increased through acquisition of BBV Banco in June 2003.
(15)	The joint venture partnership called Brazilian Merchant Voucher Receivables Limited operating in the securitization of the future flow of credit card bill receivables from foreign cardholders abroad is being consolidated (Note 18b).
(16)	Merged into Bradesco BCN Leasing S.A. Arrendamento Mercantil in April 2003.
(17)	In September 2003, Banco Mercantil de São Paulo International S.A. and Banco Bradesco Luxembourg S.A. were merged and the latter’s name maintained.
(18)	The joint venture partnership called International Diversified Payment Rights Company, operating in the securitization of the future flow of payment orders received from abroad is being consolidated (Note 18b).
(19)	Merged into Bradesco Capitalização S.A. in December 2003.
(20)	Percentage ownership decreased through the incorporation of ABS-Empreendimentos Imobiliários, Participações e Serviços S.A. in December 2003.
(21)	Became a direct subsidiary of Bradesco Seguros in April 2003.
(22)	A subsidiary since percentage ownership totals 51% of voting capital.
(23)	Percentage ownership increased through acquisition of shares.
(24)	Sold in October 2003.
(25)	Percentage ownership increased through cancellation of treasury stock of Bradesco Seguros.

3) SIGNIFICANT ACCOUNTING POLICIES

a) Determination of net income

Income and expenses are recorded on the accrual basis and are prorated daily when of a financial nature. Transactions with prefixed rates are recorded at their redemption amounts and income and expenses for the future period are recorded as a discount to the corresponding asset and liability accounts. Post-fixed or foreign-currency-indexed transactions are adjusted to the balance sheet date. Income and expenses of a financial nature are calculated based on the exponential method, except when relating to discounted notes or to cross-border transactions which are calculated on the straight-line method.

The insurance and coinsurance premiums and income on commissions, net of premiums assigned in coinsurance and reinsurance and corresponding expenses for commission, are appropriated to results upon issuance of the corresponding insurance policies and are deferred for appropriation on a straight-line basis over the terms of the policies, through the recording and reversal of a provision for unearned premiums and deferred selling expenses. The accepted coinsurance and retrocession operations are recorded based on the information received from other companies and the Brazilian Institute of Reinsurers (IRB), respectively.

The revenue from savings bond plans is recognized at the time it is effectively received. The expenses for placement of bonds, classified as “Selling Expenses”, are recorded as they are incurred. Brokerage expenses are recorded at the time the savings bond plan contributions are effectively received. The payment of prizes on winning bonds is recorded as an expense in the month in which the draw takes place.

The private pension plan contributions are recorded in income at the time they are effectively received.

b) Interbank investments

Purchase and sale commitments subject to unrestricted movement agreements are adjusted to market value. Other assets are recorded at purchase cost, including accrued income up to the balance sheet date, net of loss accrual, where applicable.

c) Securities

Securities are classified and recorded as presented below:

- Trading securities - securities which are acquired for the purpose of being actively and frequently traded are adjusted to market value as a counter-entry to results for the period.

- Securities available for sale - securities which are not specifically intended for trading purposes or as held to maturity, are adjusted to market value as a counter-entry to a specific account in stockholders' equity, at amounts net of tax effects.

- Securities held to maturity - securities for which there exists intention and financial capacity for maintenance through to maturity are recorded at cost, plus accrued earnings, as a counter-entry to results for the period.

d) Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on management’s intended use thereof on the date of the operation and whether it was carried out for hedging purposes or not.

The derivative financial instruments which do not comply with the hedging criteria established by BACEN, particularly derivatives used to manage general exposure to risk, are recorded at market values, with the corresponding mark-to-market adjustments taken directly to income for the period.

The derivative financial instruments used for protection against exposure to risk or for changing the characteristics of financial assets and liabilities and which are: (i) significantly co-related in relation to the adjustment of their market value to the market value of the hedged item, at both the start and over the duration of the contract; and (ii) considered to be effective in mitigating the risk associated with the exposure which is to be protected, are classified as hedges in accordance with their specific nature:

- Market risk hedge - the hedged financial assets and liabilities and the corresponding derivative financial instruments are recorded at market value, with corresponding mark-to-market adjustments recorded directly in income for the period.

- Cash flow hedge - hedged financial assets and liabilities and the corresponding derivative financial instruments are recorded at market value, with corresponding mark-to-market adjustments, net of tax effects, recorded in the stockholders’ equity account. The non-hedged portion is recorded directly in results for the period.

e) Credit and leasing operations, advances on foreign exchange contracts, other receivables and allowance for loan and leasing losses

Credit and leasing operations, advances on foreign exchange contracts and other receivables are classified in compliance with: (i) the parameters established by CMN Resolution 2682/1999 at nine levels from “AA” (minimum risk) to “H” (maximum risk); and (ii) management’s risk level assessment. This assessment, which is carried out on a periodic basis, considers current economic conditions, and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. The length of the delay in payment defined in CMN Resolution 2682/1999 is also taken into account for customer risk classification purposes as follows:

Length of delay	Customer classification

No delay	AA
Up to 14 days	A
From 15 to 30 days	B
From 31 to 60 days	C
From 61 to 90 days	D
From 91 to 120 days	E
From 121 to 150 days	F
From 151 to 180 days	G
More than 180 days	H

The accrual of credit operations past due up to 60 days is recorded in income on credit operations and subsequent to the 61st day, in unearned income.

Past-due operations classified at “H” level remain at this level for six months, subsequent to which time they are written off against the existing allowance and controlled over a five-year period in memorandum accounts and no longer presented in the balance sheet.

Renegotiated operations are maintained with a classification equal to their prior classification. Renegotiated operations, already written off against the allowance and which are recorded in memorandum accounts, are classified at “H” level and any gains derived from their renegotiation are recognized as revenue only when they are effectively received.

In the case of mortgage loans, the contractual capitalization period (monthly or quarterly) for income appropriation purposes complies with applicable legislation and end-borrower financings are adjusted to the present value of the installments receivable.

The allowance for loan losses is recorded at an amount considered sufficient to cover estimated losses and is based upon current economic conditions, past loan loss experience, specific and general portfolio risks and on BACEN requirements and instructions.

f) Income tax and social contribution (asset and liability)

Deferred income tax and social contribution, calculated on tax losses, negative basis of social contribution and temporary additions, are recorded in “Other receivables - sundry”, and the provision for deferred tax liabilities on excess depreciation and mark-to-market adjustments of securities is recorded in “Other liabilities - taxes and social security contributions”. Only deferred tax assets which have already acquired, or are about to acquire, tax deductibility rights are recorded on amortization of goodwill.

Deferred tax assets on temporary additions are realized upon use and/or reversal of the corresponding provisions on which they were recorded. Deferred tax assets on tax losses and negative basis of social contribution will be realized as taxable income is generated.

The provision for federal income tax is calculated at the standard rate of 15% of taxable income, plus an additional rate of 10% for income over established limits. The provision for social contribution is recorded at the rate of 9% of pre-tax income. Provisions were recorded for other taxes and social contributions in accordance with specific applicable legislation.

g) Technical reserves relating to insurance, pension plan and savings bond activities

Provision for unearned premiums

These are recorded at the amount of that portion of the insurance premiums issued retained, corresponding to the unexpired risk periods of the insurance contracts, in accordance with the criteria determined by SUSEP standards.

Benefits to be granted and benefits granted

Mathematical provisions comprise the amount of the liabilities assumed under the form of income, pension and savings plans and are calculated based on the financial method determined in the contract under the responsibility of a legally qualified actuary registered with the Brazilian Institute of Actuaries (IBA). The mathematical provisions comprise the present value of future benefits estimated based on actuarial methods and assumptions. The provision for benefits to be granted comprises participants whose receipt of benefits has not yet commenced and the provision for benefits granted comprises participants who are currently receiving benefits.

Savings bonds - mathematical provisions

These are recorded in conformity with the technical notes approved by SUSEP, based on a variable percentage applicable to the amounts effectively received.

Unsettled claims and IBNR

The provision for payment of unsettled claims is recorded based on estimated probable payments, net of recoveries and adjusted for price-level restatement up to the balance sheet date. The reserve for claims incurred but not reported (IBNR) is calculated on an actuarial basis to quantify the volume and amount of the claims incurred, but which have not yet been reported to the insurance companies by the policyholders/beneficiaries.

h) Investments

Significant investments in subsidiaries, associated companies and jointly-controlled investments were recorded on the equity method. The financial statements of the foreign branches and subsidiaries are adjusted to comply with the accounting practices adopted in Brazil, translated into reais, and their related effects recognized in income for the period.

The exchange membership certificates of Stock Exchanges, the Center for the Financial Clearance and Custody of Private Securities (CETIP) and the Mercantile and Futures Exchange (BM&F) were recorded at net book value, as informed by the corresponding exchanges, and fiscal incentives and other investments were recorded at cost, less a provision for loss, where applicable.

i) Property and equipment in use

Property and equipment in use is stated at cost, net of the corresponding accumulated depreciation, calculated on the straight-line method at annual rates which take into consideration the economic useful lives of the assets as follows: buildings in use - 4%; furniture and fixtures and machinery and equipment - 10%; data processing systems - 20% to 50%; and transport systems - 20%.

j) Deferred charges

Deferred charges are recorded at cost of acquisition or formation, net of the corresponding accumulated amortization, calculated on the straight-line method and amortized at a rate of 20% to 50% per annum.

Goodwill on the acquisition of investments in subsidiary companies, based on expected future results, is amortized at rates of 10% to 20% per annum and is presented on a consolidated basis in deferred charges.

k) Deposits and deposits received under security repurchase agreements

These are stated at the amount of the liabilities and include related charges up to the balance sheet date on a daily pro rata basis.

l) Other assets and liabilities

The assets were stated at their realizable amounts, including, where applicable, related income and monetary and exchange variations (on a daily pro rata basis), less a provision for loss, when deemed appropriate. The liabilities include known or estimated amounts, plus related charges and monetary and exchange variations (on a daily pro rata basis).

4)INFORMATION FOR COMPARISON PURPOSES

a) Reclassifications

In order to facilitate comparison of the financial statements, certain March 31, 2003 account balances were reclassified in line with the accounting procedures/classification used at March 31, 2004.

	At March 31, 2003 – In thousands of reais
BALANCE SHEET	Prior Disclosure	Reclassifications	Reclassified Balance

ASSETS
long-term receivables	140,132,098	--	140,132,098
Other receivables	22,967,273	(199,897)	22,767,376
Insurance premiums receivable (1)	969,789	(199,897)	769,892
Other assets	964,776	199,897	1,164,673
Prepaid expenses (1)	521,354	199,897	721,251
Total assets	144,999,826	--	144,999,826

LIABILITIES
Current and long-term liabilities	114,648,194	18,504,574	133,152,768
Technical reserves for insurance, private pension plans and savings bonds (2)	--	21,049,951	21,049,951
Other liabilities	22,080,047	(2,545,377)	19,534,670
Technical reserves for insurance, private pension plans and savings bonds (2)	2,545,377	(2,545,377)	--
Technical reserves for insurance, private pension plans and savings bonds (2)	18,504,574	(18,504,574)	--
Total liabilities	144,999,826	--	144,999,826

	At March 31, 2003 – In thousands of reais
STATEMENT OF INCOME	Prior Disclosure	Reclassifications	Reclassified Balance

Income from lending and trading activities	7,004,189	74,438	7,078,627
Credit operations (3)	2,954,266	(18,836)	2,935,430
Income on securities transactions (4)	3,138,722	(1,347,768)	1,790,954
Financial income on insurance, private pension plans and savings bonds (4)	--	1,441,042	1,441,042
Expenses	4,376,525	148,247	4,524,772
Deposits and deposits received under security repurchase agreements (4)	3,423,499	(753,813)	2,669,686
Price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds (4)	--	902,060	902,060
Income from financial intermediation	2,627,664	(73,809)	2,553,855
Other operating income (expenses)	(1,487,690)	73,809	(1,413,881)
Commissions and fees (3)	998,439	18,836	1,017,275
Change in technical reserves for insurance, private pension plans and savings bonds (4)	(1,043,308)	54,973	(988,335)
Claims - Insurance operations (5)	(1,018,709)	46,945	(971,764)
Expenses with pension plan benefits and redemptions (5)	(390,013)	(46,945)	(436,958)
Net income	507,601	--	507,601
(1)	Transfer of other receivables – insurance premiums receivable to other assets – prepaid expenses, related to the deferral of insurance brokerage commission.
(2)	Reclassified in compliance with SUSEP’s new plan of accounts.
(3)	Reclassification of the initial credit opening fee of Banco Finasa and BCN, from credit operations to income on commissions and fees.
(4)	Opening of financial income on insurance, private pension plans and savings bonds in the “financial income on insurance,private pension plans and savings bonds” and “price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds” lines.
(5)	Reclassification of redemption of VGBL plans from claims-insurance operations to expenses for pension plan benefits and redemptions, since VGBL plans are essentially private pension plans.

b) Acquisitions

(I) In the first quarter of 2004, Bradesco acquired the share control of Banco do Estado do Maranhão – BEM and subsidiaries, of Banco Zogbi S.A. and other companies (1). We present below the main adjusted balance sheet and statement of income accounts of these companies:

	At March 31, 2004 - In thousands of reais
	Banco Zogbi S.A. and other companie (1)	BEM and its subsidiaries (2)

BALANCE SHEET ASSETS
Current assets and long-term receivables	520,144	863,116
Available funds	2,039	33,224
Interbank investments	24,517	16,446
Securities and derivative financial instruments	81,682	595,061
Interbank and interdepartmental accounts	1,341	20,999
Credit and leasing operations	370,657	90,053
Other receivables and other assets	39,908	107,333
Permanent assets	30,932	10,873
- Investments	1,516	78
- Property and equipment in use	27,224	10,694
- Deferred charges	2,192	101
Total	551,076	873,989

LIABILITIES
Current and long-term liabilities	215,578	923,301
Demand, time and interbank deposits	119,648	203,801
Savings deposits	--	54,805
Deposits received under security repurchase agreements and funds from acceptance and issuance of securities	--	452,718
Interbank and interdepartmental accounts	1,130	1,686
Borrowings and onlendings	38,723	3,421
Derivative financial instruments	2,942	--
Other liabilities	53,135	206,870
Deferred income	23	--
Minority interest in subsidiaries	5,737	--
Stockholders’ equity	329,738	(49,312)
Total	551,076	873,989

	In thousands of reais
Statement of income	Banco Zogbi S.A. and other companie (1)	BEM and its subsidiaries (2)

	Period from February 1 to March 31, 2004
Income from lending and trading activities	42,084	21,276
Expenses	(21,801)	(12,930)
Income from financial intermediation	20,283	8,346
Other operating income (expenses)	(9,637)	(6,597)
Operating income (expenses)	10,646	1,749
Non-operating income (expenses), net	90	(130)
Income before income tax and social contribution	10,736	1,619
Income tax and social contribution	(3,540)	(2,274)
Minority interest in subsidiaries	(63)	--
Adjusted net income (loss)	7,133	(655)
(1)	Includes Promosec Cia. Securitizadora de Créditos Financeiros, Zogbi Leasing S.A. Arrendamento Mercantil, Zogbi Distribuidorade Títulos e Valores Mobiliários Ltda. and Promovel Empreendimentos e Serviços Ltda.
(2)	Under management of Banco Bradesco S.A., provisions were recorded in BEM S.A. (formerly Banco do Estado do Maranhão S.A.) to covercertain contingencies and were responsible for its present stockholders’ deficit. On March 12, 2004, a request to hold a public offer for shares (OPA) was filed at the Brazilian Securities Commission (CVM) for the acquisition of the bank’s minority interest and the cancellation of BEM’s listing as a publicly held company. As soon as this operation is concluded, the capital necessary for the bank to comply with legal minimum capital and stockholders’ equity requirements, will be transferred to Banco BEM S.A.

(II) – In the first half of 2003, Bradesco acquired the share control of BBV Banco (now Banco Alvorada S.A.) and subsidiaries, the account balances of which are consolidated from June 2003. On September 19, 2003, Bradesco and BBV entered into an agreement for the assignment of assets and rights and assumption of liabilities, whereby Bradesco received assets in the amount of R$3,274,079 thousand and assumed liabilities in the amount of R$ 4,683,169 thousand.

5) ADJUSTED BALANCE SHEET AND STATEMENT OF INCOME BY BUSINESS SEGMENT

The consolidated balance sheet and statement of income, by business segment, are presented below at March 31, 2004 in accordance with the Chart of Accounts for National Financial System Institutions (COSIF).

a) Balance sheet

	At March 31 - In thousands of reais
	Financial (1) (2)		Insurance group (2) (3)		Other activities	Amount eliminated (4)	Total consolided
	Local	Foreign	Local	Foreign

ASSETS
Current assets and long-term receivables	107,915,573	20,122,128	33,250,629	44,736	1,026,170	(6,769,192)	155,590,044
Available funds	2,162,687	80,543	61,083	3,020	33,325	(55,717)	2,284,941
Interbank investments	16,544,536	4,147,633	-	-	-	(1,459,579)	19,232,590
Securities and derivative financial instruments	14,452,974	9,487,423	30,774,754	37,182	136,025	(1,737,004)	53,151,354
Interbank and interdepartmental accounts	12,875,099	7,702	-	-	-	-	12,882,801
Credit and leasing operations	40,663,949	6,224,998	-	-	-	(2,768,393)	44,120,554
Other receivables and other assets	21,216,328	173,829	2,414,792	4,534	856,820	(748,499)	23,917,804
Permanent assets	12,353,491	362,462	849,594	368	281,904	(8,466,836)	5,380,983
Investments (5)	8,564,557	358,674	348,428	-	42,472	(8,466,836)	847,295
Property and equipment in use and leased assets	1,912,175	3,130	309,368	366	151,909	-	2,376,948
Deferred charges	1,876,759	658	191,798	2	87,523	-	2,156,740
Total	120,269,064	20,484,590	34,100,223	45,104	1,308,074	(15,236,028)	160,971,027

LIABILITIES
Current and long-term liabilities	106,605,713	16,034,531	30,439,817	30,476	910,154	(6,769,192)	147,251,499
Deposits	54,224,638	6,594,754	-	-	-	(1,633,665)	59,185,727
Deposits received under security repurchase agreements	14,213,527	870,329	-	-	-	-	15,083,856
Funds from acceptance and issuance of securities	5,985,095	3,089,495	-	-	578,443	(3,091,461)	6,561,572
Interbank and interdepartmental accounts	1,176,728	3,266	-	-	-	-	1,179,994
Borrowings and onlendings	14,629,702	3,050,156	-	-	-	(1,863,766)	15,816,092
Derivative financial instruments	336,619	543	-	-	2,633	-	339,795
Technical reserves for insurance, private pension plans and savings bonds	-	-	27,920,302	26,505	-	-	27,946,807
Other liabilities
-Subordinated debt	2,793,917	2,347,358	-	-	-	-	5,141,275
-Other	13,245,487	78,630	2,519,515	3,971	329,078	(180,300)	15,996,381
Deferred income	27,245	-	-	-	9	-	27,254
Minority interest and stockholders’ equity in subsidiaries	11,449	4,450,059	3,660,406	14,628	397,911	(8,466,836)	67,617
Stockholders' equity of the parent company	13,624,657	-	-	-	-	-	13,624,657
Total in 2004	120,269,064	20,484,590	34,100,223	45,104	1,308,074	(15,236,028)	160,971,027
Total in 2003	117,624,169	13,557,944	26,949,374	56,912	1,271,173	(14,459,746)	144,999,826

b) Statement of income

	From January 1 to March 31 - In thousands of reais
	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Amount eliminated (4)	Total consolided
	Local	Foreign	Local	Foreign

Income from lending and trading activities	5,305,440	252,863	1,248,479	258	2,890	(53,310)	6,756,620
Expenses	3,238,816	150,101	652,470	--	(436)	(53,651)	3,987,300
Income from financial intermediation	2,066,624	102,762	596,009	258	3,326	341	2,769,320
Other operating income (expenses) (5)	(1,617,622)	(20,593)	(345,128)	(136)	13,364	(341)	(1,970,456)
Operating income (expenses)	449,002	82,169	250,881	122	16,690	--	798,864
Non-operating income (expenses), net	(6,940)	1,420	(6,409)	(43)	826	--	(11,146)
Income before taxes and profit sharing	442,062	83,589	244,472	79	17,516	--	787,718
Income tax and social contribution	(87,295)	--	(81,298)	(15)	(10,029)	--	(178,637)
Minority interest in subsidiaries	(1,023)	--	1,080	--	(425)	--	(368)
Net income in 2004	353,744	83,589	164,254	64	7,062	--	608,713
Net income in 2003	296,702	34,955	154,383	1,774	19,787	--	507,601
(1)	The financial segment comprises financial institutions and holding companies which are mainly responsible for managing financial resources, as well as credit card administration and asset management companies.
(2)	Asset and liability and income and expense account balances are eliminated between companies from the same segment.
(3)	The Insurance Group segment comprises insurance, private pension plan and savings bond companies.
(4)	Amounts eliminated between companies from different segments.
(5)	Investments and equity in earnings of associated companies are allocated to the segment to which the companies pertain.

6) BALANCE SHEET BY CURRENCY AND EXCHANGE EXPOSURE

We present below the consolidated account balances by currency and exchange exposure:

	At March 31, 2004 – In thousands of reais
	Balance Sheet	Currency
		Local	Foreign (1)

ASSETS
Current and long-term receivables	155,590,044	126,884,417	28,705,627
Available funds	2,284,941	1,757,004	527,937
Interbank investments	19,232,590	14,985,436	4,247,154
Securities and derivative financial instruments	53,151,354	44,024,648	9,126,706
Interbank and interdepartmental accounts	12,882,801	12,875,099	7,702
Credit and leasing operations	44,120,554	37,479,258	6,641,296
Other receivables and other assets	23,917,804	15,762,972	8,154,832
Permanent assets	5,380,983	5,018,153	362,830
Investments	847,295	488,621	358,674
Property and equipment in use and leased assets	2,376,948	2,373,452	3,496
Deferred charges	2,156,740	2,156,080	660
Total	160,971,027	131,902,570	29,068,457

LIABILITIES
Current and long-term liabilities	147,251,499	121,241,620	26,009,879
Deposits	59,185,727	54,062,640	5,123,087
Deposits received under security repurchase agreements	15,083,856	14,213,527	870,329
Funds from acceptance and issuance of securities	6,561,572	1,089,009	5,472,563
Interbank and interdepartmental accounts	1,179,994	398,777	781,217
Borrowings and onlendings	15,816,092	7,379,659	8,436,433
Derivative financial instruments	339,795	339,252	543
Technical reserves for insurance, private pension plans and savings bonds	27,946,807	27,920,302	26,505
Other liabilities
- Subordinated debt	5,141,275	2,793,917	2,347,358
- Other	15,996,381	13,044,537	2,951,844
Deferred income	27,254	27,254	--
Minority interest in subsidiaries	67,617	67,617	--
Stockholders’ equity	13,624,657	13,624,657	--
Total	160,971,027	134,961,148	26,009,879
Net position of assets and liabilities			3,058,578
Net position of derivatives (2)			(2,622,031)
Other memorandum accounts, net (3)			(495,411)
Net exchange position (asset)			(58,864)
(1)	Amounts expressed and/or indexed mainly in USD.
(2)	Excluding derivative operations maturing in D + 1, to be settled in currency at March 31, 2004 price levels.
(3)	Leasing commitments and others controlled in memorandum accounts.

7) BALANCE SHEET BY MATURITY

We present below the consolidated balance sheet by days to maturity, based on accounting classification:

	At March 31 – In thousands of reais
	Up to 30days	From 31 to 180days	From 181 to 360 days	More than 360 days	Indeterminate	Total

ASSETS
Current assets and long-term receivables	94,109,234	16,413,645	9,726,144	35,341,021	--	155,590,044
Available funds	2,284,941	--	--	--	--	2,284,941
Interbank investments	17,747,210	807,789	205,499	472,092	--	19,232,590
Securities and derivative financial instruments (1)	38,930,558	970,467	1,644,718	11,605,611	--	53,151,354
Interbank and interdepartmental accounts	12,594,700	6,591	8,026	273,484	--	12,882,801
Credit and leasing operations	8,642,260	14,014,813	5,960,289	15,503,192	--	44,120,554
Other receivables and other assets	13,909,565	613,985	1,907,612	7,486,642	--	23,917,804
Permanent assets	59,647	298,233	357,880	3,200,775	1,464,448	5,380,983
- Investments	--	--	--	--	847,295	847,295
- Property and equipment in use and leased assets	20,858	104,288	125,146	1,509,503	617,153	2,376,948
- Deferred charges	38,789	193,945	232,734	1,691,272	--	2,156,740
Total	94,168,881	16,711,878	10,084,024	38,541,796	1,464,448	160,971,027

LIABILITIES
Current and long-term liabilities	69,749,605	11,233,648	8,344,486	57,923,760	--	147,251,499
Deposits (2)	39,011,208	3,595,938	2,701,574	13,877,007	--	59,185,727
Deposits received under security repurchase agreements	13,416,173	49,256	208,296	1,410,131	--	15,083,856
Funds from acceptance and issuance of securities	321,845	1,847,239	1,861,409	2,531,079	--	6,561,572
Interbank and interdepartmental accounts	1,179,994	--	--	--	--	1,179,994
Borrowings and onlendings	2,249,293	4,577,356	2,638,461	6,350,982	--	15,816,092
Derivative financial instruments	308,401	6,565	1,877	22,952	--	339,795
Technical reserves for insurance, private pension plans and savings bonds	2,452,502	647,118	241,273	24,605,914	--	27,946,807
Other liabilities
--Subordinated debt	107,119	4,143	--	5,030,013	--	5,141,275
--Other	10,703,070	506,033	691,596	4,095,682	--	15,996,381
Deferred income	27,254	--	--	--	--	27,254
Minority interest in subsidiaries	--	--	--	--	67,617	67,617
Stockholders’ equity	--	--	--	--	13,624,657	13,624,657
Total in 2004	69,776,859	11,233,648	8,344,486	57,923,760	13,692,274	160,971,027
Accumulated net assets in 2004	24,392,022	29,870,252	31,609,790	12,227,826	--	--
Accumulated net assets in 2003	26,592,779	31,000,903	31,024,355	10,711,538	--	--
(1)	Investment fund applications are classified as up to 30 days.
(2)	Demand and savings account deposits are classified as up to 30 days without considering average historical turnover.

8) FUNDS AVAILABLE

a) Funds available comprise:

	At March 31 – In thousands of reais
	2004	2003

Local currency	1,756,935	1,447,704
Foreign currency	527,937	2,269,910
Investments in gold	69	574
Total	2,284,941	3,718,188

b) Statement of cash flows

As additional information for readers, we present below the statement of cash flows prepared based on the indirect method. The information is presented in conformity with the definitions set forth in the Chart of Accounts for National Financial System Institutions (COSIF).

	At March 31 – In thousands of reais
	2004	2003

OPERATING ACTIVITIES
NET INCOME	608,713	507,601
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Provision for possible loan losses	560,994	808,469
(Reversal of) provision for losses on interbank investments, securities and investments	(3,806)	14,947
Variation, price-level restatement and interest on technical reserves of insurance, private pension plans and savings bonds	1,529,824	1,890,395
Depreciation and amortization	144,101	141,059
Amortization of goodwill (Notes 30 and 31)	86,543	738,063
Equity in the earnings of subsidiary and associated companies	41	4,725
Other	6,814	4,774
CHANGE IN ASSETS AND LIABILITIES:
Decrease (increase) in interbank investments	12,491,413	(1,933,315)
Decrease (increase) in securities and derivative financial instruments	940,852	2,336,505
Decrease (increase) in interbank accounts	(332,746)	(830,378)
Decrease (increase) in interdepartmental accounts	(312,557)	(115,072)
Decrease (increase) in credit operations	(732,945)	1,217,199
Decrease (increase) in leasing operations	46,781	140,009
Decrease (increase) in insurance premiums receivable	53,751	(49,065)
Decrease (increase) in other receivables	1,152,134	(2,065,442)
Decrease (increase) in other assets	(15,125)	(32,190)
Amounts written off against the allowance for loan losses	(504,829)	(571,543)
Increase (decrease) in technical reserves for insurance, private pension plans and savings bonds	8,031	4,077
Increase (decrease) in other liabilities	(37,641)	1,504,764
Increase (decrease) in deferred income	(4,520)	10,611
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	15,685,823	3,726,193
INVESTING ACTIVITIES
Decrease (increase) in compulsory deposits - Brazilian Central Bank	1,158,712	(1,100,292)
Sale of non-operating assets	66,142	39,112
Sale of investments	12,754	2,153
Sale of property and equipment in use and leased assets	28,606	24,934
Decrease in deferred charges	25,790	20,541
Acquisition of non-operating assets	(26,554)	(80,686)
Acquisition of investments	(14,881)	(12,121)
Acquisition of property and equipment in use and leased assets	(190,069)	(125,531)
Deferred charges	(535,853)	(232,177)
Interest attributed to own capital / dividends received	13,135	20,209
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	538,782	(1,443,858)
FINANCING ACTIVITIES
Increase (decrease) in deposits	1,161,842	(1,491,961)
Increase (decrease) in deposits received from security repurchase agreements	(17,708,869)	(1,670,522)
Increase (decrease) in funds from acceptance and issuance of securities	(285,324)	1,825,836
Increase (decrease) in borrowings and onlendings	1,021,309	(209,417)
Capital increase through incorporation of shares	--	659,735
Share premium	--	7,045
Restatement of stock exchange member certificates	149	--
Interest attributed to own capital/dividends paid and/or accrued	(326,088)	(289,891)
Acquisition of own shares	(44,064)	--
Market-to-market adjustment securities avaiable for sale	(160,933)	(22,476)
Variation in minority interest	(45,112)	(158,203)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(16,387,090)	(1,349,854)
(DECREASE) INCREASE IN FUNDS AVAILABLE, NET	(163,485)	932,481
CHANGE IN FUNDS AVAILABLE, NET	At the beginning of the year	2,448,426	2.785.707
	At the end of the year	2,284,941	3.718.188
	(Decrease) increase in funds available, net	(163,485)	932.481

9) INTERBANK INVESTMENTS

a) Interbank investments are presented below with their corresponding days to maturity:

	At March 31 – In thousands of reais

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total in 2004	Total in 2003

Securities purchased under resale agreements
Own portfolio position	904,860	420,496	-	-	1,325,356	6,541,740
• National Treasury Bonds	101,909	-	-	-	101,909	759,899
• Financial Treasury Notes	777,950	420,496	-	-	1,198,446	5,681,841
• Federal Treasury Notes	25,001	-	-	-	25,001	-
• Central Bank Notes	-	-	-	-	-	100,000
Third-party portfolio position	12,478,190	-	-	-	12,478,190	12,994,093
• Financial Treasury Notes	5,420,100	-	-	-	5,420,100	11,525,705
• National Treasury Bonds	7,058,090	-	-	-	7,058,090	1,468,388
Subtotal	13,383,050	420,496	-	-	13,803,546	19,535,833
Interbank deposits	4,364,160	387,293	205,499	472,092	5,429,044	3,874,986
• Interbank deposits	4,364,160	387,293	205,499	472,092	5,429,044	3,879,479
• Provision for loss	-	-	-	-	-	(4,493)
Total in 2004	17,747,210	807,789	205,499	472,092	19,232,590
%	92.3	4.2	1.1	2.4	100.00
Total in 2003	22,459,483	451,666	344,130	155,540		23,410,819
%	95.9	1.9	1.5	0.7		100.00

b) Income from interbank investments

We present below income from interbank investments, classified in the statement of income as income on securities transactions:

	At March 31 – In thousands of reais

	2004	2003

Income on investments in purchase and sale commitments:
Third-party portfolio position	648,696	916,016
Own portfolio position	161,727	196,364
Subtotal	810,423	1,112,380
Interbank deposits	55,738	64,086
Total (Note 10e)	866,161	1,176,466

10) SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

a) Summary of the consolidated classification of securities by business segment and issuer

	At March 31 – In thousands of reais

	Financial	Insurance/ savings bonds	Private pension plans	Other activities	2004	%	2003	%

Trading securities	13,274,653	3,540,982	21,692,131	69,031	38,576,797	72.6	23,407,207	68.0
- Government securities	6,090,479	2,567,788	19,041,465	56,119	27,755,851	52.2	12,623,904	36.7
- Corporate bonds	2,082,349	219,919	397,822	12,912	2,713,002	5.1	2,409,074	7.0
Purchase and sale commitments (1)	5,101,825	753,275	2,252,844	-	8,107,944	15.3	8,374,229	24.3
Securities available for sale	6,319,092	1,405,251	1,266,701	33,703	9,024,747	17.0	5,582,371	16.2
- Government securities	5,231,109	837,621	-	-	6,068,730	11.4	2,656,433	7.7
- Corporate bonds	1,087,983	567,630	1,266,701	33,703	2,956,017	5.6	2,925,938	8.5
Securities held to maturity	2,214,267	-	2,811,042	-	5,025,309	9.4	5,159,677	15.0
- Government securities	2,212,720	-	2,811,042	-	5,023,762	9.4	5,159,677	15.0
- Corporate bonds	1,547	-	-	-	1,547	-	-	-
Derivative financial instruments	524,160	-	-	341	524,501	1.0	281,084	0.8
- Corporate bonds	524,160	-	-	341	524,501	1.0	281,084	0.8
Total	22,332,172	4,946,233	25,769,874	103,075	53,151,354	100.0	34,430,339	100.0
- Government securities	13,534,308	3,405,409	21,852,507	56,119	38,848,343	73.0	20,440,014	59.4
- Corporate bonds	3,696,039	787,549	1,664,523	46,956	6,195,067	11.7	5,616,096	16.3
- Purchase and sale commitments (1)	5,101,825	753,275	2,252,844	-	8,107,944	15.3	8,374,229	24.3

b) Consolidated portfolio composition by issuer

	At March 31 – In thousands of reais

SECURITIES (2)	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market / book value (3) (4) (5)	Restated Cost	Mark-to-market

GOVERNMENT SECURITIES	589,674	6,469,863	5,796,102	25,992,704	38,848,343	38,857,651	(9,308)
Financial Treasury Notes	122,564	5,698,571	3,112,325	9,588,433	18,521,893	18,503,255	18,638
Federal Treasury Notes	2,646	233,614	405,088	7,206,157	7,847,505	7,860,531	(13,026)
Brazilian Foreign Debt Notes	182,703	-	-	6,549,205	6,731,908	6,739,732	(7,824)
National Treasury Bonds	151,644	167,485	2,113,730	1,912,418	4,345,277	4,339,633	5,644
Central Bank Notes	-	321,723	164,781	467,363	953,867	933,409	20,458
Other	130,117	48,470	178	269,128	447,893	481,091	(33,198)

CORPORATE BONDS	2,663,816	276,496	98,122	3,156,633	6,195,067	5,667,077	527,990
Debentures	92,060	75,965	11,319	1,306,993	1,486,337	1,511,910	(25,573)
Shares	1,833,844	-	-	-	1,833,844	1,325,830	508,014
Certificates of Bank Deposit	188,181	69,208	1,203	827,113	1,085,705	1,086,106	(401)
Foreign securities	53,689	985	23,346	826,986	905,006	854,803	50,203
Derivative financial instruments	328,582	112,106	41,987	41,826	524,501	504,390	20,111
Other	167,460	18,232	20,267	153,715	359,674	384,038	(24,364)
Purchase and sale commitments (1)	2,728,862	2,306,814	259,634	2,812,634	8,107,944	8,107,944	-
Total in 2004	5,982,352	9,053,173	6,153,858	31,961,971	53,151,354	52,632,672	518,682

Total in 2003	2,641,198	5,254,107	3,926,503	22,608,531	34,430,339	34,453,591	(23,252)

c) Consolidated classification by category, days to maturity and business segment

	At March 31 – In thousands of reais

SECURITIES (2)	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/ value (3) (4) (5)	Restated cost	Mark-to-market

I. TRADING SECURITIES	3,874,358	8,426,765	5,339,895	20,935,779	38,576,797	38,585,099	(8,302)
- FINANCIAL	1,616,928	2,894,863	1,305,513	7,457,349	13,274,653	13,297,076	(22,423)
Purchase and sale commitments (1)	1,089,974	2,306,814	-	1,705,037	5,101,825	5,101,825	-
National Treasury Bonds	107,902	165,390	789,869	1,897,730	2,960,891	2,955,873	5,018
Brazilian Foreign Debt Notes	28,728	-	-	1,030,241	1,058,969	1,063,636	(4,667)
Financial Treasury Notes	63,316	49,433	125,588	743,718	982,055	979,520	2,535
Debentures	2,043	72,750	10,520	865,774	951,087	951,087	-
Certificates of Bank Deposit	20,464	2,097	38	774,461	797,060	797,060	-
Federal Treasury Notes	2,118	122,848	195,585	199,824	520,375	535,005	(14,630)
Central Bank Notes	-	146,272	160,450	-	306,722	307,108	(386)
Other	302,383	29,259	23,463	240,564	595,669	605,962	(10,293)
- INSURANCE AND SAVINGS BOND	965,914	430,669	843,129	1,301,270	3,540,982	3,540,577	405
Financial Treasury Notes	4,660	426,683	165,062	1,089,729	1,686,134	1,685,741	393
Purchase and sale commitments (1)	753,275	-	-	-	753,275	753,275	-
National Treasury Bonds	4,048	2,047	666,755	9,260	682,110	682,110	-
Federal Treasury Notes	-	-	-	199,544	199,544	199,532	12
Other	203,931	1,939	11,312	2,737	219,919	219,919	-
- PRIVATE PENSION PLAN	1,249,373	5,094,672	3,180,232	12,167,854	21,692,131	21,678,415	13,716
Financial Treasury Notes	36,636	5,077,440	2,463,053	7,021,144	14,598,273	14,584,557	13,716
Federal Treasury Notes	528	252	-	3,838,413	3,839,193	3,839,193	-
Purchase and sale commitments (1)	885,613	-	259,634	1,107,597	2,252,844	2,252,844	-
National Treasury Bonds	12,469	-	457,082	-	469,551	469,551	-
Shares	313,404	-	-	-	313,404	313,404	-
Other	723	16,980	463	200,700	218,866	218,866	-
- OTHER ACTIVITIES	42,143	6,561	11,021	9,306	69,031	69,031	-
National Treasury Bonds	27,225	48	1,477	-	28,750	28,750	-
Financial Treasury Notes	3,775	6,297	9,389	7,908	27,369	27,369	-
Other	11,143	216	155	1,398	12,912	12,912	-
II. SECURITIES AVAILABLE FOR SALE	1,739,622	288,371	680,728	6,316,026	9,024,747	8,517,874	506,873
- FINANCIAL	226,249	143,701	340,660	5,608,482	6,319,092	6,373,205	(54,113)
Brazilian Foreign Debt Notes	115,460	-	-	4,167,924	4,283,384	4,286,541	(3,157)
Foreign securities	13,618	-	-	695,786	709,404	683,896	25,508
Central Bank Notes	-	63,881	-	467,363	531,244	510,400	20,844
National Treasury Bonds	-	-	198,547	5,428	203,975	203,349	626
Federal Treasury Notes	-	-	132,834	43,931	176,765	180,486	(3,721)
Debentures	2,338	-	-	106,047	108,385	133,843	(25,458)
Other	94,833	79,820	9,279	122,003	305,935	374,690	(68,755)
- INSURANCE AND SAVINGS BOND	539,536	138,629	339,633	387,453	1,405,251	1,232,603	172,648
Financial Treasury Notes	13,410	134,881	339,046	236,881	724,218	719,127	5,091
Shares	440,299	-	-	-	440,299	278,051	162,248
Other	85,827	3,748	587	150,572	240,734	235,425	5,309
- PRIVATE PENSION PLAN	952,982	5,213	-	308,506	1,266,701	878,271	388,430
Shares	806,912	-	-	-	806,912	418,372	388,540
Debentures	7	-	-	308,506	308,513	308,623	(110)
Other	146,063	5,213	-	-	151,276	151,276	-
- OTHER ACTIVITIES	20,855	828	435	11,585	33,703	33,795	(92)
Certificates of Bank Deposit	19,568	828	435	3,325	24,156	24,155	1
Other	1,287	-	-	8,260	9,547	9,640	(93)
III. SECURITIES HELD TO MATURITY	39,790	225,931	91,248	4,668,340	5,025,309	5,025,309	-
- FINANCIAL (6)	39,790	225,931	91,248	1,857,298	2,214,267	2,214,267	-
Brazilian Foreign Debt Notes	38,515	-	-	1,351,040	1,389,555	1,389,555	-
Financial Treasury Notes	767	3,837	10,187	489,053	503,844	503,844	-
Federal Treasury Notes	-	110,514	76,669	-	187,183	187,183	-
Central Bank Notes	-	111,570	4,331	-	115,901	115,901	-
Others	508	10	61	17,205	17,784	17,784	-
- PRIVATE PENSION PLAN	-	-	-	2,811,042	2,811,042	2,811,042	-
Federal Treasury Notes	-	-	-	2,811,042	2,811,042	2,811,042	-
IV. DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	328,582	112,106	41,987	41,826	524,501	504,390	20,111
- FINANCIAL	328,241	112,106	41,987	41,826	524,160	504,049	20,111
Derivative financial instruments	328,241	112,106	41,987	41,826	524,160	504,049	20,111
- OTHER ACTIVITIES	341	-	-	-	341	341	-
Derivative financial instruments	341	-	-	-	341	341	-
TOTAL IN 2004	5,982,352	9,053,173	6,153,858	31,961,971	53,151,354	52,632,672	518,682
TOTAL IN 2003	2,641,198	5,254,107	3,926,503	22,608,531	34,430,339	34,453,591	(23,252)
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)
TOTAL IN 2004	(308,401)	(6,565)	(1,877)	(22,952)	(339,795)	(320,953)	(18,842)
TOTAL IN 2003	(23,689)	(126,883)	(66,787)	(122,728)	(340,087)	(378,819)	38,732
(1)

Investment fund and managed portfolio resources invested in purchase and sale commitments with Banco Bradesco, the investors in which are subsidiary companies, included in the consolidated financial statements.

(2)	Other investment fund applications were distributed based on the securities comprising their portfolios, maintaining the fund category classification.
(3)	The number of days to maturity was based on the maturity of the securities, regardless of accounting classification.
(4)	This column reflects book value subsequent to mark-to-market, except for securities held to maturity, whose market value is higher than book value by R$ 802,232 thousand.
(5)

The market value of securities is determined based on the market price practiced on the balance sheet date. In the event no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics.

(6)

Securities derived from the acquisition of Banco BEM S.A., comprising substantially financial treasury notes, in the amount of R$ 498,262 thousand, remain classified in the “Securities held to maturity” category. In line with the portfolio profile of Banco Bradesco (the new parent company) these securities will be reclassified at June 30, 2004, pursuant to BACEN Circular 3068/2001.

d) Composition of the portfolios by account:

	At March 31 – In thousands of reais

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total

Own portfolio	5,605,012	8,332,883	4,951,968	27,428,971	46,318,834
Fixed income securities	3,771,168	8,332,883	4,951,968	27,428,971	44,484,990
• Financial Treasury Notes	105,649	5,646,738	3,047,166	8,453,955	17,253,508
• Purchase and sale commitments (1)	2,728,862	2,306,814	259,634	2,812,634	8,107,944
• Federal Treasury Notes	2,646	12,084	65,179	7,162,226	7,242,135
• Brazilian Foreign Debt Notes	150,871	-	-	5,549,240	5,700,111
• National Treasury Bonds	151,644	147,717	1,523,715	129,239	1,952,315
• Debentures	92,060	75,965	11,319	1,306,957	1,486,301
• Certificates of Bank Deposit	188,181	69,208	1,203	827,113	1,085,705
• Foreign securities	53,689	985	23,346	826,303	904,323
• Foreign government securities	130,106	23,309	78	53,073	206,566
• Central Bank Notes	-	31,820	-	387	32,207
• Other	167,460	18,243	20,328	307,844	513,875
Equity securities	1,833,844	-	-	-	1,833,844
• Shares of listed companies (technical reserve)	1,228,073	-	-	-	1,228,073
• Shares and quotas (other)	605,771	-	-	-	605,771
Subject to commitments	377,340	720,290	1,201,890	4,533,000	6,832,520
Repurchase agreements	31,832	142,125	10,523	1,492,823	1,677,303
• Brazilian Foreign Debt Notes	31,832	-	-	999,964	1,031,796
• Central Bank Notes	-	31,611	-	8,770	40,381
• Financial Treasury Notes	-	-	4,622	484,053	488,675
• Federal Treasury Notes	-	110,514	5,901	-	116,415
• Debentures	-	-	-	36	36
Central Bank Notes	16,915	367,533	636,949	2,004,797	3,026,194
• National Treasury Bonds	-	19,768	327,796	1,511,106	1,858,670
• Financial Treasury Notes	16,915	32,970	7,224	404,555	461,664
• Federal Treasury Notes	-	111,017	301,929	43,931	456,877
• Central Bank Notes	-	203,778	-	45,205	248,983
Privatization currencies	11	25,150	39	61,928	87,128
Collateral provided	-	73,376	512,392	931,626	1,517,394
• National Treasury Bonds	-	-	262,219	272,073	534,292
• Financial Treasury Notes	-	18,863	53,313	245,870	318,046
• Central Bank Notes	-	54,513	164,781	413,001	632,295
• Federal Treasury Notes	-	-	32,079	-	32,079
• Other	-	-	-	682	682
Derivative financial instruments	328,582	112,106	41,987	41,826	524,501
Total in 2004	5,982,352	9,053,173	6,153,858	31,961,971	53,151,354
%	11.3	17.0	11.5	60.2	100.0
Total in 2003	2,641,198	5,254,107	3,926,503	22,608,531	34,430,339
%	7.7	15.2	11.4	65.7	100.0
(1)

Investment fund and managed portfolio resources invested in purchase and sale commitments with Banco Bradesco, the investors in which are subsidiary companies, included in the consolidated financial statements.

Other investment fund applications were distributed based on the securities comprising their portfolios.

The number of days to maturity was based on the maturity of the securities, regardless of accounting classification.

e) Income on securities transactions, financial income on insurance, private pension plans and savings bonds and derivative financial instruments

	At March 31 – In thousands of reais

	2004	2003

Interbank investments (1)	866,161	1,176,466
Fixed income securities (2)	755,458	804,948
Equity securities	1,446	536
Allocation of exchange variation of foreign branches and subsidiaries	57,489	(190,952)
Other	(16)	(44)
Subtotal	1,680,538	1,790,954

Financial income on insurance, private pension plans and savings bonds:
Fixed income securities	1,111,071	1,439,175
Equity securities	133,958	1,867
Subtotal	1,245,029	1,441,042

Transactions with derivatives (3)	195,557	373,646
Total	3,121,124	3,605,642
(1)	See Note 9b.
(2)	Includes foreign securities.
(3)	See Note 33c - V

11) INTERBANK ACCOUNTS - RESTRICTED DEPOSITS

a) We present below the “Restricted deposits” account:

	At March 31 – In thousands of reais

	2004	2003

Compulsory deposits - demand deposits (1)	3,450,480	5,402,961
Additional compulsory deposits (2)	4,602,009	4,169,527
Compulsory deposits - savings account deposits (3)	4,369,224	4,047,439
Restricted deposits - National Housing System (4)	318,107	379,070
Funds from agricultural loans (4)	578	578
Total	12,740,398	13,999,575
(1)	Without remuneration.
(2)	Additional compulsory deposits on demand, savings and time deposits remunerated based on the variation in the Brazilian Central Bank reference rate (SELIC).
(3)	Remunerated at the same rate as savings account deposits.
(4)	Remunerated based on the reference rate (TR).

b) Compulsory deposits – income on restricted deposits

	At March 31 – In thousands of reais

	2004	2003

Restricted deposits - BACEN (compulsory deposits)	275,835	352,322
Restricted deposits - National Housing System (SFH)	13,602	8,349
Total	289,437	360,671

12) CREDIT OPERATIONS

The information relating to credit operations including advances on foreign exchange contracts, leasing operations and other receivables is presented as follows:

a) Credit operations by type and maturity.
b) Credit operations arising from new acquisitions.
c) Credit operations by type and risk level.
d) Concentration of credit operations.
e) Credit operations by activity sector.
f) Composition of credit operations and allowance for loan losses.
g) Movement of the allowance for loan losses.
h) Recovery and renegotiation of credit operations.
i) Income on credit operations.

a) Credit operations by type and maturity

	At March 31 – In thousands of reais

	Normal course

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	Total in 2004 (A)%		Total in 2003 (A)%

Discount of trade receivables and other loans	6,305,035	3,355,814	2,970,696	2,605,878	2,163,918	4,896,617	22,297,958	39.0	20,765,912	41.7
Financings	1,581,662	1,183,609	1,098,506	2,167,396	2,387,011	7,683,969	16,102,153	28.2	13,464,232	27.0
Rural and agribusiness loans	189,115	157,002	197,227	470,540	536,286	2,883,735	4,433,905	7.8	3,851,807	7.8
Subtotal	8,075,812	4,696,425	4,266,429	5,243,814	5,087,215	15,464,321	42,834,016	75.0	38,081,951	76.5
Leasing operations	93,340	74,472	86,142	190,273	292,934	468,091	1,205,252	2.1	1,310,275	2.6
Advances on foreign exchange contracts (1)	1,679,478	1,111,461	1,003,478	1,558,129	688,346	-	6,040,892	10.6	5,632,661	11.3
Subtotal	9,848,630	5,882,358	5,356,049	6,992,216	6,068,495	15,932,412	50,080,160	87.7	45,024,887	90.4
Other receivables (2)	100,498	51,300	20,265	53,320	51,243	363,156	639,782	1.1	549,202	1.1
Total credit operations (3)	9,949,128	5,933,658	5,376,314	7,045,536	6,119,738	16,295,568	50,719,942	88.8	45,574,089	91.5
Sureties and guarantees (4)	348,147	202,007	199,976	361,619	732,948	4,635,232	6,479,929	11.2	4,248,405	8.5
Total in 2004	10,297,275	6,135,665	5,576,290	7,407,155	6,852,686	20,930,800	57,199,871	100.0
Total in 2003	11,372,905	5,682,427	4,469,727	7,069,205	7,392,562	13,835,668			49,822,494	100.00

	At March 31 – In thousands of reais

	Abnormal course

	Past due installments

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 720 days	Total in 2004 (B)%		Total in 2003 (B)%

Discount of trade receivables and other loans	269,117	196,216	181,677	314,800	426,489	1,388,299	73.2	1,330,025	71.7
Financings	97,545	63,823	35,091	56,444	96,614	349,517	18.4	257,013	13.8
Rural and agribusiness loans	9,174	2,488	987	16,529	20,280	49,458	2.6	37,633	2.0
Subtotal	375,836	262,527	217,755	387,773	543,383	1,787,274	94.2	1,624,671	87.5
Leasing operations	11,113	8,173	5,416	7,344	23,190	55,236	2.9	32,591	1.8
Advances on foreign exchange contracts (1)	12,710	8,093	854	332	1,994	23,983	1.3	100,200	5.4
Subtotal	399,659	278,793	224,025	395,449	568,567	1,866,493	98.4	1,757,462	94.7
Other receivables (2)	11,342	718	246	497	17,188	29,991	1.6	39,619	2.1
Total credit operations (3)	411,001	279,511	224,271	395,946	585,755	1,896,484	100.0	1,797,081	96.8
Sureties and guarantees (4)	-	-	-	-	-	-	-	60,003	3.2
Total in 2004	411,001	279,511	224,271	395,946	585,755	1,896,484	100.0
Total in 2003	342,178	328,417	251,255	410,399	524,835			1,857,084	100.0

	At March 31 – In thousands of reais

	Abnormal course										Total

	Installments Falling Due

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	Total in 2004 (C)%		Total in 2003 (C)%		In 2004 (A + B + C)%		In 2003 (A + B + C)%

Discount of trade receivables and other loans	103,821	75,382	74,929	164,368	191,259	246,061	855,820	37.6	1,023,342	44.8	24,542,077	40.0	23,119,279	42.9
Financings	87,078	78,772	75,698	194,243	294,671	544,633	1,275,095	56.0	1,141,105	50.0	17,726,765	28.9	14,862,350	27.5
Rural and agribusiness loans	172	176	210	1,456	1,577	5,984	9,575	0.4	9,047	0.4	4,492,938	7.3	3,898,487	7.2
Subtotal	191,071	154,330	150,837	360,067	487,507	796,678	2,140,490	94.0	2,173,494	95.2	46,761,780	76.2	41,880,116	77.6
Leasing operations	9,428	8,577	7,711	20,208	29,384	39,077	114,385	5.0	98,616	4.3	1,374,873	2.2	1,441,482	2.7
Advances on foreign exchange contracts (1)	-	-	-	-	-	-	-	-	-	-	6,064,875	9.9	5,732,861	10.6
Subtotal	200,499	162,907	158,548	380,275	516,891	835,755	2,254,875	99.0	2,272,110	99.5	54,201,528	88.3	49,054,459	90.9
Other receivables (2)	19,564	212	243	586	807	1,175	22,587	1.0	11,374	0.5	692,360	1.1	600,195	1.1
Total credit operations (3)	220,063	163,119	158,791	380,861	517,698	836,930	2,277,462	100.0			54,893,888	89.4	49,654,654	92.0
Sureties and guarantees (4)	-	-	-	-	-	-	-	-	-		6,479,929	10.6	4,308,408	8.0
Total in 2004	220,063	163,119	158,791	380,861	517,698	836,930	2,277,462	100.0			61,373,817	100.0
Total in 2003	225,600	161,439	138,068	365,447	514,655	878,275			2,283,484	100.0			53,963,062	100.0
(1)	Advances on foreign exchange contracts and advances in foreign currency granted are recorded as a reduction of “Other liabilities”.
(2)

“Other receivables” comprise receivables on guarantees honored, receivables on purchase of assets, credit instruments receivable, income receivable on foreign exchange contracts and receivables arising from export contracts.

(3)

Includes credit operation financings in the amount of R$ 784,636 thousand (March 31, 2003 – R$ 695,868 thousand). Other receivables relating to credit cards in the amount of R$ 1,202,139 thousand (March 31, 2003 – R$ 551,279 thousand) are classified in "Other" receivables (Note 13b).

(4)	Recorded in memorandum accounts.

b) Credit operations arising from new acquisitions

We present below credit operations derived from Banco BEM S.A. and Banco Zogbi S.A.:

At March 31, 2004 – In thousands of reais

Credit operations	535,385
Leasing operations	31
Other receivables	5,724
Total	541,140
Normal course	428,027
Abnormal course	113,113

c) Credit operations by type and risk level

CREDIT OPERATIONS	At March 31 – In thousands of reais

	RISK LEVELS

	AA	A	B	C	D	E	F	G	H

Total 2004

											%

Total 2003

													%

Discount of trade receivables and other loans	6,646,835	9,551,392	1,857,839	3,375,762	939,451	235,880	303,543	168,003	1,463,372	24,542,077	44.7	23,119,279	46.6
Financings	3,884,270	7,724,130	1,664,030	3,479,786	328,907	99,921	127,313	61,356	357,052	17,726,765	32.3	14,862,350	29.9
Rural and agribusiness loans	349,392	1,447,586	697,651	1,173,626	472,557	31,634	174,139	106,531	39,822	4,492,938	8.2	3,898,487	7.9
Subtotal	10,880,497	18,723,108	4,219,520	8,029,174	1,740,915	367,435	604,995	335,890	1,860,246	46,761,780	85.2	41,880,116	84.4
Leasing operations	32,076	167,273	190,314	798,939	71,977	21,858	18,541	5,410	68,485	1,374,873	2.5	1,441,482	2.9
Advances on foreign exchange contracts	3,874,158	1,011,633	779,448	313,083	17,387	3	61,087	-	8,076	6,064,875	11.0	5,732,861	11.5
Subtotal	14,786,731	19,902,014	5,189,282	9,141,196	1,830,279	389,296	684,623	341,300	1,936,807	54,201,528	98.7	49,054,459	98.8
Other receivables	185,427	178,059	85,460	149,989	6,503	5,510	50,605	770	30,037	692,360	1.3	600,195	1.2
Total credit operations in 2004	14,972,158	20,080,073	5,274,742	9,291,185	1,836,782	394,806	735,228	342,070	1,966,844	54,893,888	100.0
%	27.3	36.6	9.6	16.9	3.4	0.7	1.3	0.6	3.6	100.00
Total credit operations in 2003	14,446,264	17,568,189	3,841,534	9,206,080	1,370,443	372,182	571,734	386,487	1,891,741			49,654,654	100.0
%	29.1	35.4	7.7	18.5	2.8	0.7	1.2	0.8	3.8			100.0

d) Concentration of credit operations

	At March 31 – In thousands of reais

	2004	2003

Largest borrower	781,162	799,776
Percentage of total credit operation portfolio	1.4%	1.6%
10 largest borrowers	5,352,125	4,408,545
Percentage of total credit operation portfolio	9.7%	8.9%
20 largest borrowers	8,137,348	6,959,243
Percentage of total credit operation portfolio	14.8%	14.0%
50 largest borrowers	13,072,603	12,051,958
Percentage of total credit operation portfolio	23.8%	24.3%
100 largest borrowers	17,085,060	16,051,816
Percentage of total credit operation portfolio	31.1%	32.3%

e) Credit operations by activity sector

	At March 31 – In thousands of reais

	2004	%	2003	%

Public sector	472,820	0.8	244,753	0.5
Federal government	419,240	0.7	244,517	0.5
Petrochemical	189,457	0.3	244,517	0.5
Generation and distribution of electric power	229,783	0.4	-	-
State government	50,624	0.1	-	-
Generation and distribution of electric power	50,624	0.1	-	-
Municipal government	2,956	-	236	-
Direct administration	2,956	-	236	-
Private sector	54,421,068	99.2	49,409,901	99.5
Manufacturing	17,543,620	32.0	15,937,720	32.0
Food and beverage	4,415,893	8.0	3,396,909	6.8
Steel, metallurgical and mechanical	3,374,215	6.1	3,734,139	7.6
Light and heavy vehicles	1,701,168	3.1	701,927	1.4
Chemical	1,271,727	2.3	1,561,523	3.1
Paper and pulp	1,046,565	1.9	1,122,275	2.3
Textiles and clothing	794,186	1.4	767,019	1.5
Rubber and plastic articles	719,446	1.3	630,094	1.3
Electro-electronics	586,343	1.1	466,943	0.9
Publishing, printing and reproduction	521,975	1.0	666,210	1.3
Furniture and wood products	498,165	0.9	475,152	1.0
Extraction of metallic and non-metallic ores	415,198	0.8	215,142	0.4
Automotive parts and accessories	414,923	0.8	549,908	1.1
Oil refining and production of alcohol	352,427	0.6	305,802	0.6
Non-metallic materials	279,867	0.5	234,988	0.5
Leather articles	273,495	0.5	314,001	0.6
Other industries	878,027	1.7	795,688	1.6
Commerce	7,942,244	14.5	7,730,819	15.6
Speciality store products	1,691,344	3.1	1,406,029	2.8
Food, beverage and tobacco products	1,036,258	1.9	922,124	1.9
Non-specialized retailers	999,577	1.8	540,728	1.1
Waste material and scrap	637,501	1.2	562,024	1.1
Articles for personal use and for use in the home	590,742	1.1	312,524	0.6
General merchandise wholesalers	490,508	0.9	753,904	1.5
Agricultural products	448,064	0.8	215,405	0.4
Vehicles	409,810	0.7	529,194	1.1
Clothing and footwear	390,079	0.7	363,183	0.7
Repairs, parts and accessories for vehicles	374,766	0.7	252,995	0.5
Fuel	339,481	0.6	249,118	0.5
Commercial intermediary	311,988	0.6	524,033	1.1
Other commerce	222,126	0.4	1,099,558	2.3
Financial intermediation	843,787	1.5	942,083	2.0
Services	10,830,395	19.7	10,547,053	21.2
Transport and storage	2,172,414	4.0	1,731,386	3.5
Telecommunications	2,164,811	3.9	2,418,757	4.8
Real estate activities, rents and corporate services	1,716,313	3.1	1,419,287	2.9
Civil construction	1,485,779	2.8	1,502,479	3.0
Production and distribution of electric power, gas and water	1,217,070	2.2	946,043	1.9
Social services, education, health, defense and social security	653,987	1.2	602,982	1.2
Holdings, legal, accounting and business advisory services	411,105	0.7	485,209	1.0
Clubs, leisure, cultural and sports activities	387,481	0.7	409,816	0.8
Hotel and catering	222,982	0.4	235,185	0.5
Other services	398,453	0.7	795,909	1.6
Agriculture, livestock raising, fishing, forest development and management	807,821	1.5	830,517	1.7
Individuals	16,453,201	30.0	13,421,709	27.0
Total	54,893,888	100.0	49,654,654	100.0

f) Composition of credit operations and allowance for loan losses

Risk level	At March 31 – In thousands of reais

	Portfolio balance

	Abnormal course			Normal course	Total	%	% Accumulated in 2004	% Accumulated in 2003

	Past due	Falling due	Total abnormal course

AA	-	-	-	14,972,158	14,972,158	27.3	27.3	29.1
A	-	-	-	20,080,073	20,080,073	36.6	63.9	64.5
B	123,163	465,368	588,531	4,686,211	5,274,742	9.6	73.5	72.2
C	240,776	620,810	861,586	8,429,599	9,291,185	16.9	90.4	90.7
Subtotal	363,939	1,086,178	1,450,117	48,168,041	49,618,158	90.4
D	177,143	311,094	488,237	1,348,545	1,836,782	3.4	93.8	93.5
E	127,219	150,253	277,472	117,334	394,806	0.7	94.5	94.2
F	131,666	143,186	274,852	460,376	735,228	1.3	95.8	95.4
G	113,868	89,091	202,959	139,111	342,070	0.6	96.4	96.2
H	982,649	497,660	1,480,309	486,535	1,966,844	3.6	100.0	100.0
Subtotal	1,532,545	1,191,284	2,723,829	2,551,901	5,275,730	9.6
Total in 2004	1,896,484	2,277,462	4,173,946	50,719,942	54,893,888	100.0
%	3.5	4.1	7.6	92.4	100.0
Total in 2003	1,797,081	2,283,484	4,080,565	45,574,089	49,654,654
%	3.6	4.6	8.2	91.8	100.0

Risk level	At March 31 – In thousands of reais

	Allowance

	Minimum Requirement						Additional	Existing	% (1) 2004	% (1) 2003

	% Minimum required provision	Specific			Generic	Total

		Past due	Falling due	Total specific

AA	0.0	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	100,400	100,400	60,477	160,877	0.8	0.7
B	1.0	1,302	4,506	5,808	46,933	52,741	18,367	71,108	1.3	1.3
C	3.0	7,223	18,624	25,847	252,888	278,735	292,437	571,172	6.1	6.0
Subtotal		8,525	23,130	31,655	400,221	431,876	371,281	803,157	1.6	1.6
D	10.0	17,714	31,109	48,823	134,855	183,678	253,710	437,388	23.8	27.2
E	30.0	38,166	45,076	83,242	35,200	118,442	64,220	182,662	46.3	46.0
F	50.0	65,833	71,593	137,426	230,188	367,614	115,353	482,967	65.7	67.5
G	70.0	79,711	62,364	142,075	97,378	239,453	79,950	319,403	93.4	90.6
H	100.0	982,649	497,660	1,480,309	486,535	1,966,844	-	1,966,844	100.0	100.0
Subtotal		1,184,073	707,802	1,891,875	984,156	2,876,031	513,233	3,389,264	64.2	69.1
Total in 2004		1,192,598	730,932	1,923,530	1,384,377	3,307,907	884,514	4,192,421	7.6
%		28.5	17.4	45.9	33.0	78.9	21.1	100.0
Total in 2003		1,098,692	844,747	1,943,439	1,155,989	3,099,428	802,589	3,902,017		7.9
%		28.2	21.6	49.8	29.6	79.4	20.6	100.0
(1)	Existing provision in relation to portfolio, by risk level.

g) Movement of allowance for loan losses

In thousands of reais

At December 31, 2002	3,665,091
Amount recorded	808,469
Amount written off	(571,543)
At March 31, 2003	3,902,017
• Specific provision (1)	1,943,439
• Generic provision (2)	1,155,989
• Additional provision (3)	802,589
At December 31, 2003	4,059,300
Amount recorded	560,994
Amount written off	(504,829)
Balance derived from acquired institutions (4)	76,956
At March 31, 2004	4,192,421
• Specific provision (1)	1,923,530
• Generic provision (2)	1,384,377
• Additional provision (3)	884,514
(1)	For operations with installments overdue by more than 14 days.
(2)	Recorded based on the customer/transaction classification and accordingly not included in the preceding item.
(3)

The additional provision is recorded based on management's experience and expected collection of the credit portfolio, to determine the total allowance deemed sufficient to cover specific and general portfolio risks, as well as the provision calculated based on risk level ratings and the corresponding minimum provision requirements established by CMN Resolution 2682. The additional provision per customer was classified (Note 12f) according to the corresponding risk levels.

(4)	Banco BEM S.A. and Banco Zogbi S.A.

h) Recovery and renegotiation of credit operations

Expense for provision for loan losses, net of recoveries of written-off credits:

	At March 31 – In thousands of reais

	2004	2003

Amount recorded for the period	560,994	808,469
Amount recovered (1)	106,155	95,708
Expense net of recoveries	454,839	712,761
(1)	These recoveries are classified in income on credit operations.

The total renegotiated operations for the period are presented below:

	At March 31 – In thousands of reais

	2004	2003

Amount renegotiated	363,351	320,839
Amount received and written off	(565,955)	(399,557)
Total net renegotiations for the period	(202,604)	(78,718)

i) Income on credit operations

	At March 31 – In thousands of reais

	2004	2003

Discount of trade receivables and other loans	1,842,484	1,945,131
Financings	1,019,008	853,404
Rural and agribusiness loans	134,439	156,452
Subtotal	2,995,931	2,954,987
Recovery of credits written off as loss	106,155	95,708
Allocation of exchange variation of foreign branches and subsidiaries	(2,296)	(115,265)
Subtotal	3,099,790	2,935,430
Leasing, net of expenses	81,252	74,184
Total	3,181,042	3,009,614

13) OTHER RECEIVABLES

a) Foreign exchange portfolio

Balance sheet accounts:

	At March 31 – In thousands of reais

	2004	2003

Assets - other receivables
Exchange purchases pending settlement	7,804,438	8,659,875
Exchange sale receivables	2,787,986	3,704,037
Foreign exchange acceptances and term documents in foreign currencies	25,588	42,439
Income receivable on advances granted	76,228	127,505
Less - advances in local currency received	(1,152,484)	(192,527)
Less - advances in foreign currency received	-	(214,760)
Total	9,541,756	12,126,569

Liabilities - other liabilities
Exchange purchase payables	7,815,045	8,644,396
Exchange sales pending settlement	2,777,384	3,638,452
Less – advances on foreign exchange contracts	(6,064,875)	(5,732,861)
Other	18,407	8,020
Total	4,545,961	6,558,007

Net exchange portfolio	4,995,795	5,568,562
Memorandum accounts
Open import credits	180,542	118,412

Foreign exchange transactions:

We present below the composition of foreign exchange transactions adjusted to improve the presentation of the effective results:

	At March 31 – In thousands of reais

	2004	2003

Income on exchange transactions	661,763	2,945,456

Expenses for exchange transactions	(500,606)	(2,845,958)

Foreign exchange transactions	161,157	99,498

Adjustments:
- Income on foreign currency financing (1)	37,191	16,354
- Income on export financing (1)	3,352	4,430
- Income on foreign investments (2)	10,574	2,839
- Expenses for payables to foreign bankers (3)	(146,774)	(22,796)
- Expenses for foreign securities (4)	(2,230)	(2,380)
Total adjustments	(97,887)	(1,553)
Adjusted foreign exchange transactions	63,270	97,945
(1)	Income on export financing and foreign currency financing classified as income on credit operations.
(2)	Income on foreign investments classified as income on securities transactions.
(3)	Expenses for payables to foreign bankers relating to funds for financing advances on foreign exchange contracts and import financing, classified as expenses for borrowings and onlendings.
(4)	Expenses for foreign securities, classified as expenses for interest and charges on deposits.

b) Sundry

	At March 31 – In thousands of reais

	2004	2003

Deposits in guarantee	1,834,697	1,359,807
Deferred tax assets (Note 35c)	5,994,174	5,387,139
Credit card operations	1,202,139	551,279
Sundry receivables	669,918	499,418
Prepaid taxes	998,700	817,589
Receivables on purchase of assets	430,312	373,503
Payments to be reimbursed	411,745	278,365
Credit instruments receivable	347,466	282,193
Other	41,987	37,501
Total	11,931,138	9,586,794

14) OTHER ASSETS

a) Non-operating assets/other

	At March 31 – In thousands of reais

	Cost	Provision for loss	Residual value in 2004	Residual value in 2003

Property	347,833	(184,144)	163,689	250,383
Vehicles and similar	131,148	(37,340)	93,808	89,296
Goods subject to special conditions	30,367	(27,300)	3,067	2,771
Inventories/stores (1)	19,571	-	19,571	86,166
Machinery and equipment	13,510	(6,826)	6,684	9,482
Other	9,163	(3,869)	5,294	5,324
Total in 2004	551,592	(259,479)	292,113
Total in 2003	693,547	(250,125)		443,422
(1)	In 2003 includes inventories of Latasa S.A. sold in October 2003.

b) Prepaid expenses

These comprise mainly expenses for insurance, prepaid financial expenses, expenses for commission on placement of auto sales financing, deferred selling expenses and expenses for the contract to provide banking services at Correios network post-office bank branches, which are amortized on a straight-line basis according to the contract terms.

15) INVESTMENTS

a) We present below the movement of investments in foreign branches and direct and indirect subsidiaries, which were fully eliminated upon consolidation of the financial statements:

Investments in foreign branches and subsidiaries	In thousand of reais
	Balance at December 31, 2003	Movement (1)	Balance at March 31, 2004	Balance at March 31, 2003

Bradesco – Grand Cayman	1,305,442	(11,105)	1,294,337	1,161,122
Alvorada Nassau (2)	772,693	7,242	779,935	-
Banco Bradesco Luxembourg S.A. (3)	407,024	6,392	413,416	455,725
BCN – Grand Cayman	399,593	7,346	406,939	435,559
Bradesco - New York	402,752	2,926	405,678	462,058
Mercantil - Grand Cayman	413,887	(27,035)	386,852	479,872
Bradport–SGPS, Sociedade Unipessoal, Lda. (4)	365,453	(6,779)	358,674	-
Boavista (Nassau, Grand Cayman and Banking)	196,615	15,316	211,931	162,982
Cidade Capital Markets Limited	86,287	863	87,150	99,239
Bradesco Securities, Inc.	64,499	(621)	63,878	2,736
Banco Bradesco Argentina S.A.	54,985	(424)	54,561	54,468
Bradesco Argentina de Seguros S.A.	13,369	668	14,037	15,841
Bradesco International Health Service, Inc.	717	(157)	560	760
Subtotal	4,483,316	(5,368)	4,477,948	3,330,362
Provision for exchange variation (Note 22)	-	-	-	(338,303)
Total	4,483,316	(5,368)	4,477,948	2,992,059
(1)	Includes exchange variation in the amount of R$ 21,732 thousand, equity accounting in the amount of R$ 87,143 thousand, and mark-to-market adjustment of securities available for sale in the amount of R$ (114,243) thousand.
(2)	Acquired in June 2003.
(3)	In September 2003, Banco Mercantil de São Paulo International S.A. and Banco Bradesco Luxembourg S.A. were merged and the latter’s name maintained.
(4)	Formed in December 2003, through subscription of the capital stock of Banco Espírito Santo S.A. - BES.

b) Composition of investments in the consolidated financial statements:

Associated companies (total percentage ownership)	At March 31 - In thousand of reais
	2004	2003

• IRB – Brasil Resseguros S.A. - (21.24%)	226,764	235,584
• CP Cimento e Participações S.A. - (12.52%)	48,578	48,578
• NovaMarlim Participações S.A. - (17.17%)	22,100	22,100
• Marlim Participações S.A. - (11.84%)	19,836	23,803
• BES Investimentos do Brasil S.A. – BI (19.99%)	16,626	15,469
• American Bank Note Ltda.- (22.50%)	16,449	16,449
• Other associated companies	1,677	17,414
Total in associated companies	352,030	379,397
• Other investments (1)	533,416	154,080
• Fiscal incentives	329,171	290,727
• Provision for:
- Fiscal incentives	(273,707)	(243,158)
- Other investments	(93,615)	(98,165)
Total consolidated investments	847,295	482,881
(1)	Includes in 2004, the transfer of the investment in Banco Espírito Santo S.A. – BES, from current to permanent assets in the amount of R$ 358,674 thousand.

c) Equity accounting was recorded in income under ‘equity in the earnings of subsidiary and associated companies’ and totals R$ (41) thousand (2003 - R$ (4,725) thousand) as follows:

	In thousand of reais
Companies	Capital	Stockholders’ equity	Number of shares/quotas held (thousand)			Percentage ownership	Adjusted net income (loss)	Book value (unconsolidated) Bradesco	Equity accounting adjustments (23)
			Common	Preferred	Quotas			March 31,2004	March 31,2004	March 31,2003

I - CONSOLIDATED SUBSIDIARIES
A) Financial area									338,288	(97,674)
Alvorada Leasing Brasil S.A. Arrendamento Mercantil (1) (2)									(1,918)	-
Banco Alvorada S.A. (1) (3)	2,739,442	2,762,409	6,339,047	-	-	100.000%	57,075	2,945,314	56,523	-
Banco Baneb S.A. (1)	1,475,556	1,756,834	50,996,209	77,366,501	-	99.941%	36,562	1,755,795	36,423	56,456
Banco BCN S.A. (4)									(6,483)	(72,021)
Banco BEA S.A. (5)									-	20,478
Banco BEM S.A. (1) (6)	79,851	(49,312)	324,843	-	-	90.141%	(655)	92,637	(636)	-
Banco Boavista Interatlântico S.A. and subsidiaries (1)	115,074	126,316	1,678,390	-	-	100.000%	28,822	180,479	27,267	209,074
Banco Bradesco Argentina S.A. (1)	67,086	54,561	29,999	-	-	99.999%	(2,242)	54,561	(2,242)	(8,166)
Banco Bradesco Luxembourg S.A. (1) (18)	198,803	368,952	1	-	-	31.632%	5,356	118,375	5,356	6,911
Banco de Crédito Real de Minas Gerais S.A. (1) (7)	60,000	234,717	12,430,962	4,882,164	-	99.986%	7,401	234,684	6,016	77,530
Banco Finasa de Investimento S.A. (1) (8)	319,047	366,094	1,750,621	-	-	97.453%	7,790	356,769	7,242	3,668
Banco Finasa S.A. (1) (7)	112,576	263,699	1,279,505	-	-	100.000%	59,683	264,858	48,254	27,036
Banco Mercantil de São Paulo S.A. (1)	3,863,940	4,171,034	6,033,874	-	-	100.000%	75,150	4,292,374	55,716	12,375
Banco Zogbi S.A. (1) (22)									5,665	-
Bancocidade - Corretora de Valores Mobiliários e de Câmbio
Ltda. (9)									-	1,751
Bancocidade Leasing Arrendamento Mercantil S.A. (1) (10).									15,037	806
BCN Cons., Adm. de Bens, Serv. e Publ. Ltda. (1) (7)	20,007	35,562	20,006	-	-	100.000%	(798)	35,562	(798)	(1,125)
Boavista S.A. Arrendamento Mercantil (11)									-	6,479
Boavista S.A. D.T.V.M. (12) (13)										(471,845)
Bradesco BCN Leasing S.A. Arrendamento Mercantil (1) (7)	697,221	1,070,248	499	-	-	99.970%	41,349	1,114,640	32,399	25,982
Bradesco Consórcios Ltda (1)	14,795	28,633	-	-	14,795	99.999%	9,427	28,633	9,427	(3,380)
Bradesco Leasing S.A. Arrendamento Mercantil (14)	-	-	-	-	-		-	-	-	3,612
Bradesco S.A. Corretora de Títulos e Valores Mobiliários (1)	45,000	70,264	376,000	-	-	99.999%	5,707	70,264	5,707	3,575
Bradesco Securities, Inc. (1)	63,989	63,878	11	-		100.000%	(1,047	63,878	(1,047)	(521)
Bradport – SGPS, Sociedade Unipessoal Lda. (1) (15)	358,674	358,674	-	-	-	100.000%	-	358,674	-	-
BRAM – Bradesco Asset Management Ltda. and subsidiary (1)	51,910	60,218	-	-	51,910	99.999%	2,541	60,217	1,684	(784)
Cia. Brasileira de Meios de Pagamento – VISANET (16)									(5,343)	16,051
Cidade Capital Markets Limited (1) (7)	93,657	87,151	32,200	-	-	100.000%	284	87,151	284	386
Finasa Leasing Arrendamento Mercantil S.A. (17)									-	3,733
Finasa Promotora de Vendas Ltda. (1)									4,230	(486)
Potenza Leasing S.A. Arrendamento Mercantil (1) (7)	797,805	759,379	540,303	-	-	100.000%	14,161	759,379	14,161	149,424
Foreign branches - exchange gains(loss) (1)									21,287	(166,043)
Other financial companies									4,077	1,370
B) Insurance and Pension Plan area									159,803	155,388
Bradesco Seguros S.A. (1)	1,301,000	3,614,572	625	-	-	99.697%	164,546	3,603,634	8,000	(7,452)
ABS – Empreendimentos Imobiliários, Participações e Serviços S.A. (19)									-	2,702
Atlântica Capitalização S.A. (1)									280	281
Bradesco Argentina de Seguros S.A. (1)									225	1,921
Bradesco Capitalização S.A. (1)									48,060	35,985
Bradesco Saúde S.A. (1)									473	23,731
Bradesco Vida e Previdência S.A. (1)									120,152	98,131
Finasa Seguradora S.A. (1)									67	5,387
União Novo Hamburgo Seguros S.A. (1)									(18,482)	(6,687)
Foreign subsidiaries - exchange gains (loss) (1)									445	897
Other subsidiaries									583	492
C) Other activities									11,392	18,780
União de Comércio e Participações Ltda. (1)	11,195	58,571	-	-	112	99.999%	(1,918)	58,571	4,152	(6,341)
Átria Participações S.A. (1)									154	1,679
Latasa S.A. (20)									-	25,815
Nova Paiol Participações S.A. (1)									83	(1,988)
Other subsidiaries									7,003	(385)
TOTAL CONSOLIDATED SUBSIDIARIES									509,483	76,494

II - UNCONSOLIDATED
BES Investimentos do Brasil S.A. – Banco de Investimento (16)									(15)	1,716
IRB – Brasil Resseguros S.A. (16)									3,963	(1,253)
UGB Participações S.A. (21)									(3,495)	(4,626)
Other associated companies								137,040	(494)	(562)
TOTAL UNCONSOLIDATED									(41)	(4,725)
SUBTOTAL								16,673,489	509,442	71,769
REVERSAL OF (PROVISION) FOR EXCHANGE VARIATION									-	165,857
TOTAL								16,673,489	509,442	237,626
(1)	Information at March 31, 2004.
(2)	Formerly BBV Leasing Brasil S.A. Arrendamento Mercantil, acquired in June 2003.
(3)	New name of Banco Bilbao Vizcaya Argentaria Brasil S.A. – BBV Banco acquired in June 2003.
(4)	Partially spun off on March 10, 2004, with spun-off portion merged into Banco Bradesco. On March 12, 2004, the remaining assets and liabilities of Banco BCN S.A. were incorporated by Banco Alvorada S.A.
(5)	Merged into Banco Baneb S.A. in April 2003.
(6)	Acquired on February 10, 2004.
(7)	Became a direct subsidiary of Banco Bradesco as a result of the partial spin off of Banco BCN S.A. on March 10, 2004, with incorporation of the spun-off portion by Banco Bradesco S.A. (see item 4).
(8)	Became a direct subsidiary of Banco Bradesco in May 2003.
(9)	Merged into BCN Corretora de Títulos e Valores Mobiliários S.A. in September 2003.
(10)	Sold by Banco BCN S.A. to Banco Mercantil de São Paulo S.A. in January 2004.
(11)	Merged into Banco Boavista Interatlântico S.A. in December 2003.
(12)	Merged into Banco Mercantil de São Paulo S.A. in February 2003.
(13)	Includes extraordinary amortization of goodwill of Mercantil, net of taxes (Note 31).
(14)	Merged into BCN Leasing S.A. Arrendamento Mercantil in February 2003.
(15)	Formed in December 2003.
(16)	Information at February 28, 2004.
(17)	Merged into Bradesco BCN Leasing S.A. Arrendamento Mercantil, in April 2003.
(18)	In September 2003, Banco Mercantil de São Paulo International S.A. and Banco Bradesco Luxembourg S.A. were merged and the latter’s name maintained.
(19)	Merged into Bradesco Capitalização S.A. in December 2003.
(20)	Sold in October 2003.
(21)	Information at January 31, 2004.
(22)	Acquired on February 16, 2004.
(23)	Equity accounting considers results determined by the companies subsequent to acquisition and includes equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting principles, where applicable.

16) PROPERTY AND EQUIPMENT IN USE AND LEASED ASSETS

These are stated at cost plus restatements. Depreciation is calculated on the straight-line method at annual rates which take into consideration the economic useful lives of the assets. We present below the composition of property and equipment in use and leased assets:

	At March 31 – In thousands of reais
	Rate	Cost	Depreciation	Residual value in 2004	Residual value in 2003

Land and buildings in use:
- Buildings	4%	902,118	(474,090)	428,028	565,460
- Land	-	525,896	-	525,896	560,843
Facilities, furniture and equipment in use	10%	1,677,565	(857,079)	820,486	901,385
Security and communications systems	10%	131,203	(66,628)	64,575	45,122
Data processing systems	From 20 to 50%	1,563,379	(1,162,273)	401,106	353,409
Transport systems	20%	26,494	(13,175)	13,319	15,889
Other	-	91,258	-	91,258	65,342
Subtotal	-	4,917,913	(2,573,245)	2,344,668	2,507,450
Property and equipment in use	-	65,191	(32,911)	32,280	30,935
Total in 2004	-	4,983,104	(2,606,156)	2,376,948
Total in 2003	-	5,300,333	(2,761,948)		2,538,385

Land and buildings in use of the Bradesco Organization present an unrecorded increment of R$ 720,650 thousand, based on appraisal reports prepared by independent experts in 2003 and 2002.

The permanent assets to stockholders’ equity ratio in relation to consolidated reference equity is 27.99% on a consolidated basis and 43.84% on a consolidated financial basis, within the maximum 50% limit.

17) DEFERRED CHARGES

a) Goodwill

(I) Goodwill on the acquisition of investments, based on future profitability, mainly results from goodwill on the acquisition of Banco BCN - R$ 351,996 thousand (1) (March 31, 2003 - R$ 158,621 thousand); Banco Boavista Interatlântico - R$ 54,163 thousand (1) (March 31, 2003 – R$ 342,233 thousand); Banco BEA –R$ 51,743 thousand (March 31, 2003 – R$ 64,954 thousand); Banco Mercantil de São Paulo – R$ 121,340 thousand (March 31, 2003 – R$ 87,646 thousand); Banco Cidade – R$ 123,388 thousand (March 31, 2003 – R$ 162,353 thousand); Banco Alvorada (formerly BBV Banco) – R$ 182,906 thousand; in Bradesco BCN Leasing - R$ 44,715 thousand (March 31, 2003 – R$ 51,916 thousand); Banco BEM (acquired on February 10, 2004) – R$ 92,637 thousand; Banco Zogbi (acquired on February 16, 2004) – R$ 272,911 thousand and in Promovel Empreendimentos e Serviços (acquired on February 16, 2004) – R$ 64,609 thousand; on March 31, 2003, Banco Baneb - R$ 78,509 thousand and Credireal - R$ 58,017 thousand, which were fully amortized in 2003. Amortization of goodwill for the quarter totaled R$ 86,543 thousand (March 31, 2003 - R$ 738,063 thousand), of which R$ 680,759 thousand comprises extraordinary amortization of goodwill in Banco Mercantil de São Paulo - Note 31.

(1) The variation in this balances comprises the transfer of goodwill of Banco Boavista Interatlântico to Banco BCN, in the amount of R$ 227,365 thousand, following the partial spin off in January 2004 of Banco Boavista Interatlântico with incorporation of the spun-off portion by Banco BCN.

(II) Unamortized goodwill in the amount of R$ 1,623,480 thousand has the following amortization flow - in thousand of reais

2004 - 285,328	2005 - 371,871	2006 - 362,074	2007 - 227,883	2008 - 139,600
2009 - 64,365	2010 - 60,270	2011 - 54,816	2012 - 38,407	2013 - 18,866

b) Other deferred charges

We present below the composition of other deferred charges:

	At March 31 – In thousands of reais
	Cost	Amortization	Residual value in 2004	Residual value in 2003

Systems development	988,557	(549,714)	438,843	402,127
Other deferred charges	168,831	(74,414)	94,417	158,298
Total in 2004	1,157,388	(624,128)	533,260
Total in 2003	1,156,333	(595,908)		560,425

18) DEPOSITS, DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS AND FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES

a) Deposits and deposits received under security repurchase agreements

	At March 31 – In thousands of reais
	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	From 1 to 3 years	More than 3 years	Total in 2004	Total in 2003

• Demand deposits (1)	12,605,568	-	-	-	-	-	-	12,605,568	10,964,086
• Savings deposits (1)	21,928,626	-	-	-	-	-	-	21,928,626	20,236,140
• Interbank deposits	40,288	46	-	22,567	7	-	-	62,908	40,155
• Time deposits	4,436,726	1,301,343	1,066,577	1,205,406	2,701,566	13,621,408	255,599	24,588,625	23,630,821
• Deposits received under
security repurchase agreements (2)	13,416,174	30,401	15,197	3,657	208,296	1,359,272	50,859	15,083,856	14,342,443
Total in 2004	52,427,382	1,331,790	1,081,774	1,231,630	2,909,869	14,980,680	306,458	74,269,583
Total in 2003	48,498,898	868,349	965,668	1,317,086	3,421,428	13,918,871	223,345		69,213,645

(1)	Demand and savings account deposits are classified as up to 30 days without considering average historical turnover.
(2)	Includes an amount of R$ 8,107,944 of investment fund resources invested in purchase and sale commitments with Banco Bradesco, the investors in which are subsidiary companies, included in the consolidated financial statements.

b) Funds from acceptance and issuance of securities

	At March 31 – In thousands of reais
	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	From 1 to 3 years	More than 3 years	Total in 2004	Total in 2003

Securities - local
• Mortgage notes	134,993	30,160	88,878	436,272	378,749	19,957	-	1,089,009	504,915
• Debentures	-	-	-	-	-	-	-	-	92,280
• Exchange acceptances	-	-	-	-	-	-	-	-	78
Subtotal	134,993	30,160	88,878	436,272	378,749	19,957	-	1,089,009	597,273
Securities - foreign (1)
• Eurobonds	19,560	-	-	621,013	1,037,411	72,695	-	1,750,679	2,653,229
• Securitization of future flow of payment orders
received from abroad	7,347	-	-	-	-	154,568	996,438	1,158,353	-
• Securitization of future flow of credit card bill receivables from foreign cardholders abroad	2,035	-	-	-	-	578,443	215,303	795,781	-
• Commercial paper	5,408	11,631	551,009	4,361	-	-	-	572,409	528,963
• Fixed-rate euronotes	-	-	-	-	-	-	-	-	223,212
• Euronotes	2,450	-	13,086	-	445,249	150,475	-	611,260	503,316
• MTN Program Issues	3,358	-	-	-	-	255,942	-	259,300	342,265
• Promissory notes	87,251	-	-	-	-	87,258	-	174,509	84,802
• Euro CD issued	59,443	87,258	-	3,571	-	-	-	150,272	29,618
Subtotal	186,852	98,889	564,095	628,945	1,482,660	1,299,381	1,211,741	5,472,563	4,365,405
Total in 2004	321,845	129,049	652,973	1,065,217	1,861,409	1,319,338	1,211,741	6,561,572
%	4.9	2.0	9.9	16.2	28.4	20.1	18.5	100.0
Total in 2003	188,322	561,827	908,476	656,870	2,261,233	385,950	-		4,962,678
%	3.8	11.3	18.3	13.2	45.6	7.8	-		100.0

(1)	These consist of funds obtained from banks abroad and official institutions from the issuance of notes in the international market (Eurobonds) and under National Monetary Council (CMN) Resolution 2770/2000 for:
(i) onlending to local customers, repayable monthly through 2011, with interest payable semiannually at LIBOR or prime rate, plus a spread, and
(ii) for financing exchange operations for customers, through purchase and sale of foreign currencies, discounts of export bills, pre-financing of exports and financing of imports, mainly on a short-term basis.

c) Expenses with funding and price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds

	At March 31 – In thousands of reais
	2004	2003

Time deposits	786,142	1,176,665
Deposits received under security repurchase agreements	934,981	1,014,556
Savings deposits	380,189	525,763
Funds from issuance of securities	240,841	1,382
Allocation of exchange variation of foreign branches and subsidiaries	57,461	(100,335)
Other funding expenses	54,759	51,655
Subtotal	2,454,373	2,669,686
Expenses for price-level restatement of technical reserves for insurance,
private pension plans and savings bonds	652,313	902,060
Total	3,106,686	3,571,746

19) BORROWINGS AND ONLENDINGS

a) Borrowings

	At March 31 – In thousands of reais
	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	From 1 to 3 years	More than 3 years	Total in 2004	Total in 2003

Local:
• Official institutions	1,951	-	-	-	-	-	-	1,951	3,427
• Other institutions	-	-	4,212	-	-	-	-	4,212	217,523
Foreign:	1,939,768	378,307	986,770	2,204,878	1,616,572	663,684	-	7,789,979	9,207,678
Total in 2004	1,941,719	378,307	990,982	2,204,878	1,616,572	663,684	-	7,796,142
%	24.9	4.9	12.7	28.3	20.7	8.5	-	100.0
Total in 2003	3,753,956	902,380	896,327	1,367,994	1,440,135	1,062,370	5,466		9,428,628
%	39.8	9.6	9.5	14.5	15.3	11.2	0.1		100.0

b) Onlendings

	At March 31 – In thousands of reais
	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	From 1 to 3 years	More than 3 years	Total in 2004	Total in 2003

Local:
• Government Agency for Machinery and Equipment Financing - FINAME	170,845	117,070	142,370	313,956	568,933	1,728,214	646,937	3,688,325	2,989,126
• National Bank for Economic and Social Development - BNDES	107,475	69,505	86,873	208,076	422,831	2,090,989	788,664	3,774,413	3,258,982
• Federal Savings Bank - CEF	15,213	379	4,612	13,906	28,135	116,962	272,909	452,116	461,985
• National Treasury	-	44,745	-	-	-	-	-	44,745	41,334
• Other institutions	916	304	133	165	604	2,064	148	4,334	1,653
Foreign:
• Subject to onlendings to housing loan borrowers	13,124	-	1,095	-	1,387	40,411	-	56,017	47,228
Total in 2004	307,573	232,003	235,083	536,103	1,021,890	3,978,640	1,708,658	8,019,950	-
%	3.8	2.9	2.9	6.7	12.7	49.7	21.3	100.0	-
Total in 2003	453,742	524,375	161,979	417,119	793,603	2,506,164	1,943,326		6,800,308
%	6.6	7.7	2.4	6.1	11.7	36.9	28.6		100.0

c) Expenses for borrowings and onlendings

	At March 31 – In thousands of reais
	2004	2003
Loans:
• Local:	501	630
• Foreign:	16,931	26,908

Subtotal	17,432	27,538

Local onlendings
• Government Agency for Machinery and Equipment Financing - FINAME	95,939	71,245
• National Bank for Economic and Social Development - BNDES	102,208	69,065
• Federal Savings Bank - CEF	2,456	9,521
• National Treasury	191	890
• Other institutions	79	-
Foreign onlendings
• Payables to foreign bankers	119,968	31,263
• Other expenses for foreign onlendings	3,244	(13,342)

Subtotal	324,085	168,642
Allocation of exchange variation of foreign branches and subsidiaries	(25,757)	(54,825)
Total	315,760	141,355

20) CONTINGENT LIABILITIES

The Bradesco Organization is currently a defendant in legal suits in the labor, civil and tax spheres, arising from the normal course of its business activities.

The provisions were recorded based on the opinion of the Organization’s legal advisors, the types of lawsuit, similarity with previous suits, complexity and prior court sentences, whenever loss is deemed probable.

The Organization’s Management considers that the provision recorded is sufficient to cover probable losses generated by the corresponding legal proceedings.

Labor claims

These are claims brought by former employees seeking indemnity, especially, the payment of unpaid overtime. Following the effective control over working hours implemented in 1992, via electronic time cards, overtime is paid regularly during the employment contract and accordingly, claims on an individual basis subsequent to 1977 are no longer significant.

Civil suits

These arise during the normal course of work routines and comprise claims for pain and suffering and pecuniary damages, mainly protests, bounced checks and the inclusion of names in the restricted credit registry.

In general, the amounts under dispute are unlikely to affect financial results since more than 30% of new suits were brought at the small claims court, i.e., for amounts less than the maximum limit of 40 minimum wages. Moreover, some 60% of these suits are judged unfounded and the average cost of each indemnity is some 5% of the total amount claimed.

At present, there are no significant administrative suits in course, moved as a result of the lack of compliance with National Financial System regulations or payment of fines which could jeopardize the Bank’s financial income.

Tax proceedings

The Bradesco Organization is disputing the legality of certain taxes and contributions, for which provisions have been recorded in full, despite the likelihood of a successful medium and long-term outcome based on the opinion of their legal advisors.

The provisions recorded, segregated by legal sphere are as follows:

	At March 31 – In thousands of reais
	2004	2003

Labor claims	870,886	691,204
Civil suits	462,650	333,908
Subtotal (1)	1,333,536	1,025,112
Tax proceedings (2)	2,943,104	2,667,639
Total	4,276,640	3,692,751
(1)	See Note 22.
(2)	Recorded under “Other liabilities - taxes and social security contributions”.

21) SUBORDINATED DEBT

Subordinated debt has the following characteristics:

Note	At March 31 – In thousands of reais
	Issuance	Transaction Amount	Maturity	Remuneration	2004	2003

LOCAL
Subordinated CDB	March/2002	549,000	2012	100.0% of CDI - CETIP	774,210	639,518
Subordinated CDB	July/2002	41,201	2012	100.0% of CDI + 0.75% p.a.	59,158	48,496
Subordinated CDB	October/2002	200,000	2012	102.5% of CDI rate	267,309	219,752
Subordinated CDB	October/2002	500,000	2012	100.0% of CDI + 0.87% p.a.	671,478	549,795
Subordinated CDB	October/2002	33,500	2012	101.5% of CDI rate	44,580	35,732
Subordinated CDB	October/2002	65,150	2012	101.0% of CDI rate	86,363	71,202
Subordinated CDB	November/2002	66,550	2012	101.0% of CDI rate	88,009	72,560
Subordinated CDB	November/2002	134,800	2012	101.5% of CDI rate	178,123	147,700
Subordinated debentures	December/2001	600,000	2008	100.0% of CDI + 0.75% p.a.	624,687	629,010
Local subtotal		2,190,201			2,793,917	2,413,765
FOREIGN
Subordinated debt	December/2001	353,700	2011	10.25% rate p.a.	432,280	510,425
Subordinated debt (1)	April/2002	315,186	2012	4.05% rate p.a.	405,282	467,219
Subordinated debt	October/2003	1,434,750	2013	8.75% rate p.a.	1,509,796	-
Foreign subtotal		2,103,636			2,347,358	977,644
Total		4,293,837			5,141,275	3,391,409

(1)	This rate increases to 10.15% p.a. when swap to U.S. dollar cost is included.

22) OTHER LIABILITIES - SUNDRY

	At March 31 – In thousands of reais
	2004	2003

Sundry creditors	679,431	578,782
Provision for contingent liabilities (civil and labor) (1)	1,333,536	1,025,112
Provision for accrued liabilities	1,513,884	1,119,169
Credit card operations	1,183,250	530,865
Acquisition of assets and rights	98,367	222,712
Official operating agreements	10,033	121,594
Provision for exchange variation (2)	-	338,303
Other	160,280	177,413
Total	4,978,781	4,113,950

(1)	See Note 20.
(2)	See Note 15a.

23) INSURANCE OPERATIONS, PRIVATE PENSION PLANS AND SAVINGS BONDS

a) Technical reserves

	At March 31 – In thousands of reais
	INSURANCE		PRIVATE PENSION PLANS		SAVINGS BONDS		TOTAL
	2004	2003	2004	2003	2004	2003	2004	2003

Technical reserves - current:
Unearned premiums	1,002,069	877,484	27,091	20,995	-	-	1,029,160	898,479
Loss reserve – IBNR	680,960	510,518	192,065	118,866	-	-	873,025	629,384
Mathematical reserve of benefits to grant (be granted)	19	-	303,621	197,242	127,268	163,732	430,908	360,974
Unsettled claims	368,811	316,925	173,067	100,419	-	-	541,878	417,344
Reserve for draws and redemptions	-	-	-	-	198,129	144,381	198,129	144,381
Reserve for redemptions	-		61,899	40,716	-	-	61,899	40,716
Other reserves	32,151	20,532	35,646	10,869	138,097	22,698	205,894	54,099
Subtotal	2,084,010	1,725,459	793,389	489,107	463,494	330,811	3,340,893	2,545,377
Technical reserves – liability:
Mathematical reserve of benefits to be granted	16	-	18,550,239	13,231,324	1,492,510	1,325,038	20,042,765	14,556,362
Mathematical reserve for benefits granted	-	-	1,910,568	1,698,329	-	-	1,910,568	1,698,329
Other reserves	-	-	2,652,581	2,249,883	-	-	2,652,581	2,249,883
Subtotal	16	-	23,113,388	17,179,536	1,492,510	1,325,038	24,605,914	18,504,574
Total	2,084,026	1,725,459	23,906,777	17,668,643	1,956,004	1,655,849	27,946,807	21,049,951

b) Guarantee of technical reserves for insurance, private pension plans and savings bonds

We present below the amounts of the assets and rights offered as coverage of technical reserves for insurance, private pension plans and savings bonds:

	At March 31 – In thousands of reais
	INSURANCE		PRIVATE PENSION PLANS		SAVINGS BONDS		TOTAL
	2004	2003	2004	2003	2004	2003	2004	2003

Government securities and corporate bonds	1,858,317	1,334,221	24,563,408	17,552,960	1,784,899	1,556,975	28,206,624	20,444,156
Shares of listed companies	71,477	117,438	797,314	796,674	359,282	204,551	1,228,073	1,118,663
Credit assignments purchased	325,579	292,395	-	-	-	-	325,579	292,395
Real estate	44,875	65,519	1,512	30,920	7,424	8,156	53,811	104,595
Total	2,300,248	1,809,573	25,362,234	18,380,554	2,151,605	1,769,682	29,814,087	21,959,809

c) Income on premiums retained for insurance, private pension plans and savings bonds

	At March 31 – In thousands of reais

	2004	2003

Premiums issued	1,795,269	1,641,240
Private pension plan contributions (*)	1,471,275	1,208,803
Income on savings bond certificates	305,518	248,687
Coinsurance premiums assigned	(103,992)	(82,704)
Premiums reimbursed	(37,497)	(32,335)
Overall net revenue	3,430,573	2,983,691
Reinsurance premiums assigned	(160,960)	(213,199)
Premiums retained for insurance, private pension plans and savings bonds	3,269,613	2,770,492
(*)	Includes long-term life VGBL insurance (Vida Gerador de Benefícios Livres).

24) MINORITY INTEREST IN SUBSIDIARIES

	At March 31 – In thousands of reais

	2004	2003

Financial area:
Banco Finasa de Investimento S.A.	9,324	7,736
Bradesco Templeton Asset Management Ltda.	5,586	3,398
Banco Baneb S.A.	1,041	491
Banco BEM S.A. (1)	(4,862)	-
Banco BEA S.A. (2)	-	608
Other minority interest	359	594
Subtotal	11,448	12,827
Insurance and pension plan area:
Indiana Seguros S.A.	32,637	31,451
Bradesco Seguros S.A.	10,938	8,910
União Novo Hamburgo Seguros S.A.	8,374	11,339
Other minority interest	1,387	2,452
Subtotal	53,336	54,152
Other activities:
Baneb Corretora de Seguros S.A.	2,451	1,979
Sete Quedas Empreendimentos Imobiliários e Participações Ltda. (3)	-	40,682
Other minority interest	382	3,221
Subtotal	2,833	45,882
Total	67,617	112,861
1.	Acquired in February 2004.
2.	Merged in April 2003.
3.	Sold in January 2004.

25) STOCKHOLDERS’ EQUITY (PARENT COMPANY)

a) Composition of capital stock

Fully subscribed and paid-up capital comprises nominative-registered shares, with no par value, as follows:

	At March 31, 2004

	Total	Treasury stock	Outstanding shares

Common stock	79,894,005	(403,809)	79,490,196
Preferred stock	78,693,936	-	78,693,936
Total	158,587,941	(403,809)	158,184,132

b) We present below the movement of capital stock

	Total Shares

	Common Stock	Preferred Stock	Total

Total shares at March 31, 2003	763,457,868,465	751,990,145,721	1,515,448,014,186
Allocation of shares to minority stockholders of BBV Banco (now Banco Alvorada S.A.)	35,482,189,407	34,949,219,707	70,431,409,114
Reverse stock split	(798,860,163,867)	(786,860,671,492)	(1,585,720,835,359)
Total shares at March 31, 2004	79,894,005	78,693,936	158,587,941
Shares acquired and not canceled	(403,809)	-	(403,809)
Outstanding shares at March 31, 2004	79,490,196	78,693,936	158,184,132

At the Extraordinary General Meeting of December 17, 2003, approval was given for a 1-for-10,000 reverse split of Bradesco’s stock. This process was ratified by BACEN on January 6, 2004.

c) Interest attributed to own capital

Non-voting preferred shares are entitled to all rights and benefits attributed to common shares and in conformity with the Bank’s statutes have priority to repayment of capital and 10% additional interest attributed to own capital and/or dividends, in accordance with the provisions of paragraph 1, item II of Article 17 of Law 6404/76, as amended by Law 10303/2001.

In conformity with the Bank’s statutes, stockholders are entitled to interest attributed to own capital and/or dividends which total at least 30% of net income for the year, adjusted in accordance with Brazilian corporate legislation.

Interest attributed to own capital is calculated based on the stockholders' equity accounts and limited to the variation in the long-term interest rate (TJLP), subject to the existence of profits, computed prior to the deduction thereof, or of retained earnings and revenue reserves in amounts that are equivalent to or exceed twice the amount of such interest.

It is the Bank’s policy to distribute, during the year, all the interest attributed to own capital, determined in conformity with the above criteria and to compute this interest for the minimum compulsory dividend, net of withholding tax (IRRF).

Interest attributed to own capital - January 1 to March 31, 2004

Details	In thousands of reais
	Per share (gross)(1)		Amount paid/accrued gross	Withholding tax (15%)	Amount paid/accrued net
	Common	Preferred

Monthly	0.4235400	0.4658940	70,388	10,558	59,830
Accrued	1.5361294	1.6897423	255,700	38,355	217,345
Total	1.9596694	2.1556363	326,088	48,913	277,175
(1)	Adjusted to share base, subsequent to the reverse stock split

d) Movement in stockholders’ equity

The movement of stockholders’ equity for the period from January 1 to March 31, 2003 may be summarized as follows:

	At March 31, 2003 – In thousands of reais
	2004	2003

Opening balance	13,546,880	10,845,729
Capital increase	-	659,735
Acquisition of own shares, share premium and others	(43,915)	7,045
Mark-to-market adjustment – securities and derivatives	(160,933)	(22,476)
Net income	608,713	507,601
Interest attributed to own capital (paid and accrued)	(326,088)	(289,891)
Total, net	13,624,657	11,707,743

e) Treasury stock

Up to March 31, 2004, 403,809 common shares, in the amount of R$ 51,406 thousand, had been acquired and remained in treasury. The minimum, average weighted and maximum cost, per thousand shares, is respectively R$ 116.64089, R$ 127.30236 and R$ 138.92418 and the market value of these shares at March 31, 2004 was R$ 116.24 per share.

26) COMMISSION AND FEES

	At March 31 – In thousands of reais
	2004	2003

Checking account	314,242	245,358
Cards	240,352	200,814
Fund management services	206,996	110,154
Collection	149,605	139,081
Credit operations	165,836	129,268
Interbank charges	62,528	62,645
Receipt of taxes	50,558	44,807
Revenue from custody and brokerage services	14,224	7,952
Other	114,595	77,196
Total	1,318,936	1,017,275

27) PERSONNEL EXPENSES

	At March 31 – In thousands of reais
	2004	2003

Remuneration	614,005	523,808
Benefits	235,910	200,952
Social charges	226,641	185,316
Employee profit sharing	45,240	42,030
Training	10,297	10,003
Other	45,165	91,066
Total	1,177,258	1,053,175

28) ADMINISTRATIVE EXPENSES

	At March 31 – In thousands of reais
	2004	2003

Third-party services	196,491	175,689
Communications	161,579	148,761
Depreciation and amortization	123,270	127,862
Advertising and publicity	109,956	69,331
Financial system services	97,328	84,321
Transport	93,620	79,668
Leasing	76,945	68,266
Rents	74,801	67,565
Maintenance and repairs	60,095	52,886
Data processing	58,201	59,581
Materials	37,620	39,707
Water, electricity and gas	33,679	28,130
Travel	14,186	13,747
Other	70,082	85,399
Total	1,207,853	1,100,913

29) OTHER OPERATING INCOME

	At March 31 – In thousands of reais
	2004	2003

Reversal of other operating provisions (1)	24,609	387,699
Other financial revenue	113,033	100,581
Recovery of charges and expenses	31,986	29,295
Income on sale of goods (2)	11,368	65,855
Other	76,525	73,973
Total	257,521	657,403
(1)	In 2003, includes reversal of provision for exchange variation.
(2)	In 2003, includes gains on the sale of goods of Latasa S.A. which was sold in October 2003.

30) OTHER OPERATING EXPENSES

	At March 31 – In thousands of reais
	2004	2003

Other financial expenses	220,937	320,064
Cost of sales and services	119,521	96,086
Sundry losses	104,511	63,955
Amortization of goodwill	86,543	57,304
Other operating provisions	51,362	15,231
Other	108,353	103,710
Total	691,227	656,350

31) NON-OPERATING INCOME (EXPENSE)

	At March 31 – In thousands of reais
	2004	2003

Extraordinary amortization of goodwill (1)	-	(680,759)
(Loss) profit on sale of assets and investments	103	(12,649)
Non-operating provisions recorded(reversed)	(7,248)	(7,846)
Other	(4,001)	19,691
Total	(11,146)	(681,563)
(1)

Goodwill held by - Boavista DTVM, which was merged into the subsidiary Banco Mercantil de São Paulo S.A. on March 31, 2003, was amortized on an extraordinary basis during the first quarter of 2003, pursuant to BACEN Circular 3017/2000.

32) TRANSACTIONS WITH SUBSIDIARY AND ASSOCIATED COMPANIES (DIRECT AND INDIRECT)

The main transactions with subsidiary and associated companies were carried out at average market terms and prices at the time of the transactions and are summarized below:

	At March 31 - In thousands of reais
	2004		2003

	Assets (liabilities)	Income (expense)	Assets (liabilities)	Income (expense)

Interest attributed to own capital and dividends (a):
Banco Boavista Interatlântico S.A.	171,480	-	111,086	-
Bradesco Seguros S.A.	146,591	-	86,883	-
Banco de Crédito Real de Minas Gerais S.A.	103,906	-	-	-
Banco Finasa S.A.	81,001	-	-	-
Banco Baneb S.A.	63,530	-	35,117	-
Bradesco BCN Leasing S.A. Arrendamento Mercantil	31,244	-	13,421	-
Banco BCN S.A.	-	-	88,285	-
União de Comércio e Participações Ltda.	-	-	23,500	-
Other subsidiary and associated companies	21,023	-	4,921	-
Exchange purchases pending settlement (b):
Banco BCN S.A.	-	28	17,150	1,528
Banco Mercantil de São Paulo S.A.	-	-	8,791	2,143
Other subsidiary and associated companies	-	664	-	-
Pre-export operations (c):
Bradesco BCN Leasing S.A. Arrendamento Mercantil	13,438	112	-	-
Banco BCN S.A. – foreign	-	17	14,208	1,931
Banco Mercantil de São Paulo S.A. - foreign	-	-	25,008	235
Exchange purchase payables (d):
Banco BCN S.A.	-	-	(17,058)	(30)
Banco Mercantil de São Paulo S.A.	-	-	(7,653)	-
Advances in foreign currencies granted:
Banco Mercantil de São Paulo S.A.	-	-	6,075	-
Foreign currency investments:
Banco Bradesco Luxembourg S.A.	40,961	-	-	-
Demand deposits
Bradesco Vida e Previdência S.A.	(23,241)	-	(13,918)	-
BCN Consultoria Adm. Bens, Serviços e Public. Ltda.	(8,133)	-	(133)	-
Bradesco BCN Leasing S.A. Arrendamento Mercantil	(1,163)	-	(1,541)	-
Boavista Banking Limited	(729)	-	(8,170)	-
Banco BCN S.A. – foreign:	-	-	(28,229)	-
Finasa Seguradora S.A.	-	-	(7,093)	-
Banco Mercantil de São Paulo S.A. – foreign:	-	-	(9,212)	-
Other subsidiary and associated companies	(15,933)	-	(10,891)	-
Time deposits
Bradesco Capitalização S.A.	(72,920)	(2,467)	-	-
Boavista Adm. de Cartões de Crédito Ltda.	(41,387)	(621)	-	-
Bradesco Seguros S.A.	(2,760)	(17)	(24,948)	(338)
Bradesco Argentina de Seguros S.A.	(584)	-	(46,063)	(367)
Átria Participações S.A.	-	-	(45,714)	(2,340)
Banco BCN S.A. – foreign:	-	-	(36,886)	(131)
Other subsidiary and associated companies	(55,687)	(1,271)	(17,292)	(1,274)
Deposits/interbank deposits (e):
Deposits:
Bradesco BCN Leasing S.A. Arrendamento Mercantil	(2,133,988)	(79,344)	(2,196,109)	(76,307)
Banco Alvorada S.A. - foreign	(778,597)	(4,726)	-	-
Boavista Banking Limited	(158,567)	(432)	(100,611)	(392)
Banco Finasa de Investimento S.A.	(86,391)	(3,118)	-	-
Cidade Capital Markets Limited	(86,049)	(329)	(98,599)	(247)
Bancocidade Leasing Arrendamento Mercantil S.A.	(38,030)	(1,160)	(19,081)	(1,144)
Potenza Leasing S.A. - Arrendamento Mercantil	(25,749)	(1,599)	(502,107)	(27,066)
Banco BCN S.A.	-	(4,759)	(294,389)	(3,498)
Banco Mercantil de São Paulo S.A. – foreign:	-	(7,668)	(291,963)	(1,524)
Boavista S.A. Arrendamento Mercantil	-	-	(198,796)	(10,679)
Banco BEA S.A.	-	-	(141,915)	(7,670)
Other subsidiary and associated companies	(9,727)	(1,389)	-	(2,354)
Interbank deposits:
Banco Finasa S.A.	5,856,855	193,883	3,522,707	193,532
Banco Boavista Interatlântico S.A. – foreign:	1,310,265	16,783	772,538	12,738
Banco BCN S.A. – foreign	-	-	2,926,469	151,219
Banco Mercantil de São Paulo S.A. – foreign:	-	-	1,029,378	26,816
Other subsidiary and associated companies	225	2	-	87
Deposits received under security repurchase agreements/open market investments (f):
Deposits received under security repurchase agreements:
Banco Baneb S.A.	(367,241)	(824)	(981,663)	(16,652)
Bradesco S.A. – CTVM	(25,105)	(1,066)	(33,555)	(2,980)
Banco Mercantil de São Paulo S.A.	(3,176)	(4,665)	(397,001)	(28,348)
Banco Boavista Interatlântico S.A.	(2,000)	(1,179)	(4,600,302)	(52,385)
Banco de Crédito Real de Minas Gerais S.A.	(1,489)	(102)	(1,603,615)	(27,341)
Banco BCN S.A.	-	(32,453)	(325,315)	(34,064)
Banco BEA S.A.	-	-	(309,534)	(391)
Other subsidiary and associated companies	(25,446)	(4,514)	(9,654)	(2,586)
Open market investments:
Banco BEM S.A.	436,995	7,668	-	-
Bradesco BCN Leasing S.A. Arrendamento Mercantil	-	21,411	-	-
Banco Baneb S.A.	366,267	13,906	47,823	2,390
Banco Mercantil de São Paulo S.A.	125,021	4,552	-	676
Banco BCN S.A.	-	517	35,000	1,682
Banco Boavista Interatlântico S.A.	-	663	1,501,635	76,121
Banco BEA S.A.	-	-	307,708	11,409
Other subsidiary and associated companies	2,069	3	-	2
Derivative financial instruments (g):
Banco Finasa S.A.	314,917	27,239	-	-
Bradesco BCN Leasing S.A. Arrendamento Mercantil	19,721	901	(68)	(197)
Banco Mercantil de São Paulo S.A.	(23,174)	(3,807)	(42,036)	(42,036)
Other subsidiary and associated companies	-	(27)	2,898	551
Foreign borrowings and onlendings (h):
Banco Bradesco Luxembourg S.A.	(68,083)	(306)	(34,088)	(369)
Banco Boavista Interatlântico S.A.	(23,001)	(90)	(26,556)	(114)
Banco BCN S.A.	-	-	(96,907)	(1,649)
Banco Mercantil de São Paulo S.A.	-	-	(10,352)	(101)
Other subsidiary and associated companies	(4,394)	(29)	(5,076)	(54)
Securitization transactions (i):
International Diversified Payment Rights Company	(1,163,440)	(20,247)	-	-
Brasilian Merchant Voucher Receivables Limited	(807,448)	(12,561)	-	-
Reimbursement of costs (j):
Bradesco BCN Leasing S.A. Arrendamento Mercantil	-	301	93	250
Services rendered (k):
Scopus Tecnologia S.A.	(140)	(32,116)	(1,629)	(21,226)
CPM S.A.	(299)	(14,246)	(57)	(5,555)
Other subsidiary and associated companies	(18)	825	(10)	38
Branch rents:
Bradesco Seguros S.A.	-	(7,507)	-	(495)
Banco Mercantil de São Paulo S.A.	-	(3,980)	-	-
Bradesco Vida e Previdência S.A.	-	(1,444)	-	(1,554)
Bradesco Saúde S.A.	-	(1,113)	-	-
ABS-Empreend. Imob., Partic. e Serviços S.A.	-	-	-	(9,992)
Other subsidiary and associated companies	-	(2,278)	-	(1,847)
Foreign securities (l):
Banco BCN S.A.	-	334	82,999	-
Securities:
Bradesco BCN Leasing S.A. Arrendamento Mercantil	1,701,738	40,244	1,411,430	31,511
Cibrasec - Companhia Brasileira de Securitização	3,961	-	739	-
Securities – foreign:
Banco Boavista Interatlântico S.A.	(1,148,124)	(12,336)	(138)	(2)
Bradesco Securities, Inc.	(20,945)	(246)	-	-
Banco Mercantil de São Paulo S.A.	-	-	(4,861)	(82)
Interbank onlendings (m):
Banco Zogbi S.A.	(2,310)	(10)	-	-
Banco Finasa S.A.	(1,422)	(7)	-	-
Banco BCN S.A.	-	(93)	-	-
Amounts payable (n):
Banco Mercantil de São Paulo S.A.	(37,524)	-	-	-

a) Interest attributed to own capital/dividends declared by the companies.

b) Foreign exchange portfolio transactions in the interbank market for ready settlement.

c) Foreign credit lines for export financing in Brazil, subject to exchange variations and interest at rates practiced in the international market.

d) These payables are recorded as a counter-entry to exchange purchases pending settlement.

e) Interbank investments - interbank deposits of related companies at CDI rate (Certificate of Interbank Deposit).

f) Repurchase and/or resale commitments pending settlement, guaranteed by government securities at normal market rates.

g) Differences between amounts receivable and payable on swaps.

h) Foreign currency loans for financing of exports subject to exchange variation and bearing interest at international market rates.

i) Transactions for securitization of the future flow of payment orders received from abroad and securitization of the future flow of credit card bill receivables from foreign cardholders abroad.

j) Reimbursement of costs by Bradesco BCN Leasing S.A. Arrendamento Mercantil to Banco Bradesco S.A., for the use of its branch network facilities for the purpose of contracting leasing operations.

k) Contract with Scopus Tecnologia S.A. for IT equipment maintenance services and the contract with CPM S.A. for data processing systems maintenance services.

l) Investments in foreign securities, fixed rate notes and eurobonds subject to exchange variations and carrying interest at rates used for securities placed in the international market.

m) Payables on interbank onlendings - funds from rural loans bearing interest and charges corresponding to normal rates practiced for this type of transaction.

n) Payables on assignment of rights received from Banco Mercantil de São Paulo S.A.

33) FINANCIAL INSTRUMENTS

a) Risk and risk management

The main risks related to financial instruments, arising from the business carried out by the Bank and its subsidiaries are as follows: credit risk; market risk; liquidity risk; and capital risk. The process used to manage these risks involves the Organization's diverse levels and embraces a range of different policies and strategies. The risk management policies are generally conservative and seek to limit absolute loss to a minimum.

Credit risk

Credit risk is the risk arising from the possibility of loss due to the non-receipt of amounts contracted with borrowers and their related creditors. Credit risk management requires a strictly disciplined control over all analyses and transactions carried out, safeguarding process integrity and independence.

Bradesco's credit policy is designed to ensure maximum security, quality and liquidity in the investment of assets, as well as flexible and profitable business, minimizing risks inherent to this type of operation and directing the establishment of operating limits and the granting of credit. Accordingly, the Credit Department and Committees located at the Bank's Headquarters are critical to policy implementation since they are responsible for gearing and managing this core strategic activity. The Branches work within varying limits, according to the size and types of underlying guarantee, subject to a centralized evaluation and accordingly in line with the Organization’s credit and risk management policy. Operations involving less significant amounts are subject to specialized automated credit scoring systems, maximizing the speed and security of the approvals process, based on strict protection standards. Operations are diversified, non-selective and focused on Consumer and Corporate customers with sound payment capacity and proven creditworthiness. Care is taken to ensure that related guarantees are sufficient to cover the risks assumed, considering the purpose and terms of the credit granted.

Market risk

Market risk is related to the possibility of the loss of income from fluctuating rates caused by the unhedged terms, currencies and indices of the Institution's asset and liability portfolios.

At Bradesco, market risks are managed through methodologies and models which are consistent with local and international market reality, ensuring that the Organization's strategic decisions are implemented with speed and a high level of reliability.

The Organization adopts a conservative policy regarding market risk exposure and VaR (Value at Risk) limits are defined by Senior Management, and compliance is monitored daily by an area which is independent from portfolio management. The methodology used to determine VaR has a reliability level of 97.5%. The fluctuations and correlations used by the models are calculated on statistical bases and future prospects are calculated based on economic studies. The methodology applied and current statistical models are validated daily using backtesting techniques.

We present below the VaR of the Consolidated Own Portfolio positions (Treasury):

Risk factors	At March 31 – In thousands of reais
	2004	2003

Prefixed	2,832	6,293
Exchange coupon	15,245	9,662
Foreign currency	55	1,807
Floating rate	-	105
Correlated effect	(1,322)	(3,803)
VaR (Value at Risk)	16,810	14,064

In addition, a daily Gap Analysis is performed to measure the effect of the movement in the internal interest rate and foreign exchange coupon curves (interest spread paid above the foreign exchange variation) on the portfolio.

Complementing the market risk monitoring, control and management structure and in accordance with Central Bank regulations, a daily verification is made of the values at risk for the fixed and foreign exchange positions of the Organization’s entire portfolio and of minimum capital requirements.

Liquidity risk

Liquidity risk management is designed to control the different unhedged liquidation terms of the Bank's rights and obligations as well as the liquidity of the financial instruments used to manage the financial positions. Knowledge and monitoring of this risk is critical since it enables the Organization to settle transactions on a timely and secure basis. At Bradesco, liquidity risk management involves a series of controls, mainly, the establishment of technical limits and an ongoing assessment of the positions assumed and financial instruments used.

Capital risk

The Organization's capital is managed to optimize the risk-return ratio, minimizing losses through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

Calculation Basis - Capital Adequacy Ratio (Basel):	In thousands of reais
	Consolidated Bradesco
	Financial (1)	Economic Financial (2)

Stockholders' equity	13,624,657	13,624,657
Decrease in deferred tax assets of more than 5 years	(144,848)	(163,706)
Minority interest/other	21,770	66,761
Reference equity - level I	13,501,579	13,527,712
Reference equity - level II (subordinated debt)	4,910,059	4,910,870
Total reference equity (level I + level II)	18,411,638	18,438,582
Risk weighted assets	97,351,541	112,327,207
Capital adequacy ratio at March 31, 2004	18.91%	16.42%
Capital adequacy ratio at March 31, 2003	19.68%	17.10%

Variation in the capital adequacy ratio (Basel) - %

Ratio at March 31, 2003	19.68%	17.10%
Movement in stockholders' equity:
• Net income for the period	2.73%	2.35%
• Interest attributed to own capital	(1.57%)	(1.35%)
• Mark-to-market adjustment – securities and derivatives	(0.37%)	0.32%
• Subordinated debt	1.76%	1.52%
• Other	1.35%	0.46%
Variation in weighted assets:
• Securities	(0.95%)	(1.43%)
• Credit operations	(1.15%)	(0.86%)
• Clearing of checks and similar	0.08%	0.08%
• Deferred tax assets	(0.29%)	(0.14%)
• Risk (swap, market, interest and exchange rates)	(1.39%)	(1.02%)
• Memorandum accounts	(0.49%)	(0.39%)
• Other assets	(0.48%)	(0.22%)
Ratio at March 31, 2004 (3)	18.91%	16.42%
(1)	Financial companies only
(2)	Financial and non-financial companies.
(3)	Had the issuance of subordinated debt in April of 2004, in the amount of R$ 784,139 thousand, been considered, the consolidated financial and economic-financial capital adequacy ratios would increase to 19.53% and 16.97%, respectively.

b) Market value

The book values, net of allowances for mark-to-market, of the main financial instruments and their corresponding market values are summarized as follows:

	At March 31 – In thousands of reais
	2004			2003

	Book value	Market value	Potential gain(loss)	Potential gain(loss)

Assets:
Securities and derivative financial instruments	53,151,354	53,922,105	770,751	(107,349)
Credit operations (1)	54,893,888	55,257,278	363,390	(137,638)
Investments (2)	847,295	944,076	96,781	2,736

Liabilities:
Time deposits	24,588,625	24,602,304	(13,679)	5,965
Funds from acceptance and issuance of securities	6,561,572	6,586,484	(24,912)	(20,329)
Borrowings and onlendings	15,816,092	15,932,501	(116,409)	125,167
Provision for exchange variation (3)	-	-	-	338,303
Subordinated debt	5,141,275	5,343,365	(202,090)	163,612
Treasury stock	(51,406)	(46,939)	(4,467)	-
Total			869,365	370,467
(1)	Credit and leasing operations, advances on foreign exchange contracts, other receivables and allowance for loan and leasing losses
(2)	Not including increment in investments in associated companies.
(3)	In 2003, this consists of additional provision for market fluctuation, on permanent investments abroad.

Determination of market value of financial instruments:

• The market value of securities, investments, subordinated debt and other liabilities is determined based on the market price practiced on the balance sheet date. In the event no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics

• Prefixed credit operations were determined by discounting estimated cash flows, using interest rates which are equivalent to interest rates applied by the Bank for new contracts with similar features practiced on the balance sheet date.

• Time deposits, funds for issuance of securities and borrowings and onlendings were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the balance sheet date.

c) Derivatives

Bradesco carries out transactions involving financial instruments, which are recorded in balance sheet or memorandum accounts, for its own account and for customers. The derivative financial instruments are used by the Bank to hedge its asset and liability positions against the effect of exchange variations. The derivatives generally represent future commitments for exchanging currencies or indices, or purchasing and selling other financial instruments according to the terms and dates set forth in the contracts. Under the option contracts, the purchaser is entitled, but not obliged, to purchase or sell a financial instrument at a specific strike price in the future.

I) The amounts of the instruments recorded in balance sheet and memorandum accounts are summarized below:

	At March 31, 2004 – In thousands of reais
	Overall amount	Net amount

Futures contracts
Purchase commitments:	6,905,665
- Foreign currency	6,902,941	-
- Interbank market	2,724	-
Sale commitments:	14,640,345
- Foreign currency	9,640,172	2,737,231
- Interbank market	5,000,173	4,997,449

Option contracts
Purchase commitments:	21,569
- Foreign currency	21,569	-
Sale commitments:	68,288
- Foreign currency	68,288	46,719

Forward contracts
Purchase commitments:	49,806
- Foreign currency	49,806	-
Sale commitments:	255,839
- Foreign currency	250,875	201,069
- Prefixed	4,964	4,964

Swap contracts
Asset position:	9,729,518
- Foreign currency	3,607,321	-
- Interbank market	3,267,221	-
- SELIC	1,053,327	1,013,193
-Reference rate (TR)	989,410	988,429
- Prefixed	620,593	-
- IGP-M	147,474	-
- Other	44,172	40,817

Liability position:	9,544,744
- Interbank market	4,134,059	866,838
- Foreign currency	4,161,829	554,508
- Prefixed	958,992	338,399
- IGP-M	245,394	97,920
- SELIC	40,134	-
-Reference rate (TR)	981	-
- Other	3,355	-

Derivatives include operations maturing in D +1, to be settled in currency at March 31, 2004 price levels.

Amounts relating to swap contracts are recorded in securities - derivative financial instruments and related outstanding amounts receivable total R$ 230,406 thousand and amounts payable, classified in liabilities - derivative financial instruments, total R$ 45,632 thousand.

II) We present below the composition of derivative financial instruments (assets and liabilities) stated at restated cost and market value:

	At March 31, 2004 – In thousands of reais
	Restated cost	Adjustment to market value	Market Value

Derivatives - adjustment receivable	504,390	20,111	524,501
Derivatives - adjustment payable	(320,953)	(18,842)	(339,795)
Total	183,437	1,269	184,706

III) Futures, option, forward and swap contracts fall due as follows:

	At March 31 – In thousands of reais
	Up to 90	From 91 to 180 days	From 181 to 360 days	More than 360 days	2004	2003

Futures contracts	9,743,485	1,539,917	3,824,584	6,438,024	21,546,010	14,295,595
Option contracts	12,992	17,901	58,964	-	89,857	22,408
Forward contracts	142,694	81,069	81,882	-	305,645	301,719
Swap contracts	3,212,154	721,622	1,888,804	3,676,532	9,499,112	8,325,595
Total in 2004	13,111,325	2,360,509	5,854,234	10,114,556	31,440,624
Total in 2003	7,761,241	3,435,534	4,634,769	7,113,773		22,945,317

IV) We present below the type of margin given as collateral for derivative financial instruments, comprising mainly futures contracts and corresponding amounts:

	At March 31 – In thousands of reais
	2004	2003

Government securities
National Treasury Bonds	518,914	-
Central Bank Notes	51,575	222,165
Financial Treasury Notes	216	1,466,284
Federal Treasury Notes	414,732	35,638
Total	985,437	1,724,087

V) We present below the amounts of net revenue and expense recorded in income for the quarter:

	At March 31 – In thousands of reais
	2004	2003

Swap contracts	18,852	273,169
Forward contracts	50,617	8,543
Option contracts	18,917	81
Futures contracts	107,171	91,853
Total	195,557	373,646

VI) We present below the overall amounts of the derivative financial instruments, separated by place of trading:

	At March 31 – In thousands of reais
	2004	2003

BM&F (floor)	24,111,975	15,534,546
CETIP (counter)	7,328,649	7,410,771
Total	31,440,624	22,945,317

34) EMPLOYEE BENEFITS

Banco Bradesco and its subsidiaries sponsor a supplementary retirement pension plan for employees and directors. The unrestricted benefits generating plan (PGBL) is of the defined contribution type, which permits the accumulation of savings by participants over their professional careers through contributions paid by themselves and the sponsoring company. The related resources are invested in an Exclusive Financial Investment Fund - FIFE.

The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management Ltda. is responsible for the financial administration of the FIFE funds.

The contributions paid by employees and by Bradesco and its subsidiaries total 4% of salary, except for participants who in 2001 opted to migrate to the PGBL plan from the defined benefits plan and whose contributions to the PGBL plan were maintained at the levels in force for the defined benefits plan at the time of migration, respecting nevertheless the 4% minimum.

The actuarial liabilities of the defined contribution plan (PGBL) are fully covered by the net assets of the corresponding FIFE fund.

As well as the aforementioned defined contribution plan (PGBL), former participants of the defined benefits plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the latter plan. For participants of the defined benefits plan, transferred or not to the PGBL plan, retired participants and pensioners, the present value of the plan’s actuarial liabilities is fully covered by guaranteeing assets.

Banco Baneb S.A. (into which Banco BEA S.A. was merged – Note 2) maintains a supplementary pension plan managed by Caixa de Previdência dos Funcionários do BEA - CABEA, which is currently undergoing a sponsorship withdrawal process, with base date established at November 30, 2002 and whose sponsor’s contributions ceased from December 1, 2002. The participants ceased to contribute as from the same date. The plan’s actuarial liabilities are fully covered by the plan’s net assets.

The subsidiary Banco Baneb S.A. and its subsidiaries are sponsors of supplementary pension plans of the defined contribution (PGBL) and defined benefits type, through Fundação Baneb de Seguridade Social - BASES (for former Baneb employees). The actuarial liabilities of the defined contribution and defined benefit plans are fully covered by the net assets of the plans.

Banco BEM S.A. sponsors supplementary pension plans of the defined benefit and defined contribution type, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão – CAPOF. The actuarial liabilities of the defined benefit and defined contribution plans are fully covered by the net assets of the plans.

The funds guaranteeing the private pension plans are invested in compliance with applicable legislation (government securities and corporate bonds, listed company stock and real estate).

Expenses with contributions made during the period totaled R$ 50,354 thousand (March 31, 2003 – R$ 51,331 thousand). In addition, Bradesco and its subsidiaries offer their employees and directors a number of other benefits including: healthcare insurance, dental care, group life and personal accident insurance, as well as professional training, the expenses for which, including the aforementioned contributions, totaled R$ 246,207 thousand at March 31, 2004 (March 31, 2003 - R$ 210,955 thousand).

35) INCOME TAX AND SOCIAL CONTRIBUTION

a) Calculation of income tax and social contribution charges:

	At March 31 – In thousands of reais
	2004	2003

Income before income tax and social contribution	787,718	458,411
Composite income tax and social contribution at the statutory rates of 25% and 9%, respectively	(267,824)	(155,860)
Effect of additions and exclusions on tax calculation:
Equity in the earnings of subsidiary and associated companies	(14)	(1,606)
Exchange gains (loss)	7,389	(55,711)
Non-deductible expenses, net of non-taxable income	(27,910)	29,489
Deferred tax assets recorded in prior-years	13,090	132,489
Interest attributed to own capital (paid and accrued)	110,870	98,563
Interest attributed to own capital (received)	-	(873)
Other amounts	(14,238)	6,285
Income tax and social contribution for the period	(178,637)	52,776

b) Statement of income tax and social contribution benefit (expense)

	At March 31 – In thousands of reais
	2004	2003

Deferred tax
Amount recorded/realized for the year on temporary additions	106,069	346,026
Amount recorded/offset on opening balances:
Negative basis of social contribution	(4,596)	(1,524)
Tax loss	(16,226)	(55,133)
Prior-year deferred tax assets were recorded on:
Negative basis of social contribution	-	12,793
Tax loss	-	119,696
Temporary additions	13,090	-
Recorded for the period on:
Negative basis of social contribution	4,057	9,187
Tax loss	10,911	22,605
Subtotal	113,305	453,650
Current taxes
Income tax and social contribution payable	(291,942)	(400,874)
Income tax and social contribution for the period	(178,637)	52,776

c) Statement of deferred income tax and social contribution assets

	In thousands of reais
	CONSOLIDATED BRADESCO

	Balance at December 31, 2003	Balances acquired/ assigned	Amount recorded	Amount realized	Balance at March 31, 2004

Provision for possible loan losses	2,548,151	11,268	200,883	280,569	2,479,733
Provision for civil contingencies	119,717	-	29,492	12,869	136,340
Provision for tax contingencies	526,525	-	52,420	5,358	573,587
Provision for labor claims	277,635	-	40,657	26,334	291,958
Allowance for mark-to-market of securities and investments	148,560	61	24,967	14,077	159,511
Provision for loss on non-operating assets	81,458	633	8,614	3,469	87,236
Mark-to-market adjustment of trading securities	71,222	1,086	20,074	14,714	77,668
Amortization of goodwill	381,543	-	8,861	15,075	375,329
Interest attributed to own capital	-	-	86,938	-	86,938
Other	216,982	-	66,848	48,130	235,700
Total deferred tax assets on temporary differences	4,371,793	13,048	539,754	420,595	4,504,000
Tax losses and negative basis of social contribution	514,890	6,635	14,968	20,822	515,671
Subtotal	4,886,683	19,683	554,722	441,417	5,019,671
Mark-to-market adjustment of securities available for sale	40,463	-	27,266	2,405	65,324
Social contribution - Provisional Measure 2158-35 of August 24, 2001	913,423	-	-	4,244	909,179
Total deferred tax assets (Note 13b)	5,840,569	19,683	581,988	448,066	5,994,174
Deferred tax liabilities	621,968	12	47,000	209,521	459,459
Deferred tax assets net of deferred tax liabilities	5,218,601	19,671	534,988	238,545	5,534,715
-Percentage of net deferred tax assets on total reference equity (Note 33a)	28.20%				30.00%
-Percentage of net deferred tax assets on total assets	3.00%				3.40%

d) Expected realization of deferred tax assets on temporary differences, tax losses and negative basis of social contribution

	In thousands of reais
	Temporary difference		Tax loss and negative basis		Total

	Income tax	Social contribution	Income tax	Social contribution

2004	772,491	265,563	52,279	15,377	1,105,710
2005	1,043,321	354,786	75,750	24,234	1,498,091
2006	1,248,725	384,518	85,147	22,420	1,740,810
2007	263,058	87,161	95,109	22,494	467,822
2008	63,859	14,785	105,414	14,629	198,687
2009 (1st quarter)	4,826	907	2,787	31	8,551
Total	3,396,280	1,107,720	416,486	99,185	5,019,671

	In thousands of reais
	Deferred social contribution assets - MP 2158–35

	2004	2005	2006	2007	2008	2009 to 2013	Total

Amount	29,924	36,209	35,533	49,866	78,648	678,999	909,179

Projected realization of deferred tax assets is estimated and not directly related to expected book income.

The present value of deferred tax assets, calculated based on the average funding rate, net of tax effects totals R$ 5,337,847 thousand, of which R$ 4,159,992 thousand comprises temporary differences, R$ 459,487 thousand comprises tax losses and negative basis of social contribution and R$ 718,368 thousand comprises deferred social contribution assets - MP 2158-35.

e) Unrecorded deferred tax assets

Deferred tax assets were not recorded in the amount of R$ 241,512 thousand.

f) Deferred tax liabilities

The Bradesco Organization has deferred tax liabilities in the amount of R$ 459,459 thousand relating to: income tax and social contribution, PIS and COFINS on mark-to-market adjustments of securities and derivative financial instruments - R$ 243,029 thousand; excess depreciation - R$ 119,026 thousand; revaluation reserve - R$ 51,483 thousand; and others - R$ 45,921 thousand.

36) OTHER INFORMATION

a) The net assets of the investment funds and portfolios managed by the Bradesco Organization at March 31, 2004 totaled R$ 84,045,284 thousand (March 31, 2003 – R$ 63,776,671 thousand).

b) In the first half of April 2004, Banco Bradesco concluded the process to obtain funds abroad, with political risk coverage in the amount of € 225 million, through the issue of subordinated debt with a 10-year term, maturing on April 15, 2014, coupon of 8% p.a. with an investment return of 8.20%.

Report of the Fiscal Council (Conselho Fiscal)

Banco Bradesco S.A.

The undersigned members of the Fiscal Council (Conselho Fiscal) of Banco Bradesco S.A., in the performance of their legal and statutory duties, having reviewed the Directors’ Report and the Financial Statements for the first quarter of 2004, and based on the unqualified audit opinion of KPMG Auditores Independentes, declare that said documents, pursuant to Brazilian corporate legislation in force, present fairly the financial position of the Institution.

Cidade de Deus, Osasco, SP, April 30, 2004

Ricardo Abecassis E. Santo Silva

Sócrates Fonseca Guimarães

Oswaldo de Moura Silveira

Independent auditors’ report on special review

To
The Board of Directors and Stockholders
Banco Bradesco S.A.
Osasco - SP

We have performed a special review of the consolidated interim report of Banco Bradesco S.A. and its subsidiaries for the three-month periods ended March 31, 2004 and 2003, comprising the balance sheets, the statements of income and changes in financial position and the respective notes to the consolidated interim report, which were prepared in conformity with accounting practices adopted in Brazil.

Our review was performed in conformity with the specific rules established by the Brazilian Institute of Independent Auditors (IBRACON), jointly with the Brazilian Federal Accounting Council (CFC), and consisted mainly of: (a) inquiries and discussions with the managers responsible for the accounting, financial and operational areas of the Banco Bradesco S.A. and its subsidiaries, regarding the principal criteria adopted in the preparation of the interim reports; and (b) review of information and subsequent events that have or may have a significant effect on the financial position and operations of Banco Bradesco S.A. and its subsidiaries.

Based on our special review, we are not aware of any significant modifications that should be made to the aforementioned consolidated interim report for it to be in conformity with accounting practices adopted in Brazil.

April 30, 2004

KPMG Auditores Independentes
CRC 2SP014428/O-6

Original report in Portuguese signed by

Walter Iorio	Cláudio Rogélio Sertório
Accountant	Accountant
CRC 1SP084113/O-5	CRC 1SP212059/O-0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2004

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.